PROSPECTUS

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-127091

259,292 Shares of Common Stock

2,650,000 Shares issuable upon exercise of warrants

We have prepared this prospectus to allow certain of our current stockholders to sell up to 2,909,292 shares of our common stock. We are not selling any shares of common stock under this prospectus. This prospectus relates to the disposition by the selling security holders listed on page 18, or their transferees, of up to 259,292 shares of our common stock already issued and outstanding and 2,650,000 shares of our common stock issuable upon the exercise of warrants held by the selling security holders. We will receive no proceeds from the disposition of already outstanding shares of our common stock by the selling security holders. We will receive proceeds of up to $4,091,666.50 from the exercise of the warrants.

The selling security holders may sell these shares from time to time after this Registration Statement is declared effective by the Securities and Exchange Commission. The prices at which the selling security holders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds received by the selling security holders.

For a description of the plan of distribution of the shares, please see page 19 of this prospectus.

Our common stock is included for quotation on the over-the-counter bulletin board under the symbol “POIG.” The closing price for our common stock on August 16, 2005 was $1.50 per share.

We urge you to read carefully the “Risk Factors” section beginning on page 8 where we describe specific risks associated with an investment in Petrol Oil and Gas, Inc. and these securities before you make your investment decision.

________________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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THE DATE OF THIS PROSPECTUS IS AUGUST 25, 2005.

TABLE OF CONTENTS

PAGE

Prospectus Summary	1
Summary Financial Information	4
Glossary	5
Risk Factors	8
About This Prospectus	16
Available Information	17
Special Note Regarding Forward-Looking Information	17
Use of Proceeds	17
Selling Security Holders	18
Plan of Distribution	19
Legal Proceedings	20
Directors, Executive Officers, Promoters and Control Persons	20
Security Ownership of Beneficial Owners and Management	26
Description of Securities	28
Interest of Named Experts and Counsel	33
Disclosure of Commission Position on Indemnification for Securities Act Liabilities	34
Description of Business	34
Management’s Discussion and Analysis of Financial Condition and Results of Operations	43
Description of Property	58
Certain Relationships and Related Transactions	61
Market for Common Equity and Related Stockholder Matters	61
Executive Compensation	62
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	64

Petrol Oil and Gas, Inc. Audited Financial Statements

Independent Auditor’s Report	F-1
Balance Sheets at December 31, 2004 and 2003	F-2
Statement of Operations for the Years Ended December 31, 2004 and 2003	F-3
Statement of Stockholders’ Equity from January 1, 2003 to December 31, 2004	F-4
Statement of Cash Flows for the Year Ended December 31, 2004 and 2003	F-5
Notes to Financial Statements	F-6

Petrol Oil and Gas, Inc. Unaudited Financial Statements
Condensed Balance Sheet at June 30, 2005	G-1
Condensed Statement of Operations for Quarter Ended June 30, 2005 and 2004	G-2
Condensed Statement of Cash Flows for Quarter Ended June 30, 2005 and 2004	G-3
Notes to Financial Statements	G-4

Audited Statement of Combined Revenues and Direct Operating Expenses and Pro Forma Condensed Financial Statements for the Purchase of Certain Assets for Savage Resources LLC. And Savage Pipeline LLC.
Report of Independent Certified Public Accountants	H-2
Statement of Combined Revenues and Direct Operating Expenses	H-3
Notes to Statement of Combined Revenues and Direct Operating Expenses	H-4
Supplemental Oil and Gas Information (Unaudited)	H-5

Petrol Oil and Gas, Inc. Unaudited Pro Forma Condensed Financial Statements
Unaudited Pro Forma Condensed Statement of Operations for the Year Ended 12/31/03	I-3

Unaudited Pro Forma Condensed Statement of Operations for the Nine Months Ended 9/30/04	I-4
Unaudited Pro Forma Condensed Balance Sheet as of 9/30/04	I-5
Notes to Unaudited Pro Forma Condensed Financial Statements	I-6
Pro Forma Supplemental Oil and Gas Disclosures (Unaudited)	I-8

PROSPECTUS SUMMARY

You should read the following summary together with the entire prospectus, including the more detailed information in our financial statements and related notes appearing elsewhere in this prospectus. You should carefully consider the matters discussed in “Risk Factors” beginning on page 8.

Petrol Oil and Gas, Inc. (“Petrol”)

Petrol was incorporated in the State of Nevada on March 3, 2000 as Euro Technology Outfitters. On August 19, 2002, we entered into an asset purchase agreement with Petrol Energy, Inc., whereby we purchased certain assets, primarily consisting of approximately 289 oil and gas mineral leases, and assumed certain liabilities of Petrol Energy in exchange for 10,918,300 shares of our restricted common stock. On August 20, 2002, following completion of the asset purchase, we amended our articles of incorporation to change our name to Petrol Oil and Gas, Inc.

We are an oil and gas exploration, development and production company. Our primary business objective is to create value in the company through the acquisition, development and production of economic quantities of natural gas from buried coal seams, denoted as coal-bed methane (CBM) and other gas bearing formations, as well as the production of oil. The first step in value creation was achieved through the acquisition of the mineral leases from Petrol Energy and others. Petrol has continued its mineral leasing efforts and as of December 31, 2004 we have acquired mineral lease agreements totaling approximately 169,000 gross acres (137,000 net acres).

Recent Developments

The last quarter of 2004 was our first quarter to generate any significant income with total revenues from operations of $866,924. The revenues generated were primarily derived from the $10 million acquisition of certain assets owned by Savage Resources, LLC and Savage Pipeline, LLC (the “Petrol-Neodesha”). The acquisition includes leasehold rights to approximately 10,000 gross acres (7,620 net acres) and 72 producing gas wells in the Thayer Gas Field, in Southeast Kansas, 8 water disposal wells, about 56 miles of gas gathering and water lines as well as gas compressor sites and a fully equipped operations and maintenance shop. Daily gas production from Petrol-Neodesha at the end of December 2004 averaged 2.90 Million cubic feet per day (2.10 Million cubic feet per day of net production to the Company). This purchase provides an ongoing source of revenue and cash for the company, and moves us to the next stage of value creation. A copy of the audited statement of combined revenues and direct operating expenses and pro forma condensed financial statements for the purchase of the assets from Savage Resources, LLC and Savage Pipeline, LLC are attached to this prospectus commencing on page H-1.

On October 28, 2004, we entered into agreements with Laurus Master Fund, Ltd., a Cayman Islands corporation (“Laurus”), which became effective on November 4, 2004 concurrent with the closing of the Petrol-Neodesha acquisition. Under the terms of the Laurus agreements, we issued a Secured Convertible Term Note in the aggregate principal amount of $8.0 million and a five-year warrant to purchase 3,520,000 shares of our common stock at $2.00 per share and 1,813,333 shares of our common stock at $3.00 per share. The Note is convertible into shares of our common stock at a fixed conversion price of $1.50 per share. The Note has a three-year term and bears an interest rate equivalent to the “prime rate” published by the Wall Street Journal from time to time plus 3%, subject to a floor of 7.5% per annum. $7.0 million of the proceeds were utilized for the Petrol-Neodesha acquisition.

On January 28, 2005, we entered into an Amendment No. 1 with Laurus for the purpose of amending the term of the Secured Convertible Term Note and the Registration Rights Agreement, both dated October 28, 2004. Laurus agreed that we shall not be required to pay the Monthly Principal Amount due on the first business day of December 2004, January 2005, February 2005, March 2005, April 2005 and May 2005, and instead such Monthly Principal Amounts shall be due and payable on the Maturity Date (October 28, 2007). Additionally, Laurus agreed that the definitions of “Effectiveness Date”, “Filing Date”, and “Warrants” set forth in the Registration Rights Agreement shall be deleted in their entirely and shall be replaced with new definitions as stated in the amendment. In consideration for Amendment No. 1, we issued an additional common stock purchase warrant to Laurus to purchase up to 1,000,000 shares of our common stock at $2.50 per share for the first 666,667 shares and $3.00 per share for the next 333,333 shares. The 1,000,000 shares underlying the warrants are being registered in this registration statement.

On April 28, 2005, we executed an amendment letter agreement with Laurus in order to clarify certain information contained in the Convertible Term Note and Registration Rights Agreement, primarily dealing with the inability to pre-register shares of our common stock for conversion of interest that was to accrue under the Convertible Term Note. We have agreed to file semi-annual registration statements to register shares of our common stock issued to Laurus for the conversion of interest under the Convertible Term Note. As of July 6, 2005, Laurus has converted $354,760.43 of accrued interest into 236,507 shares of our restricted common stock. The 236,507 shares are being registered in this prospectus.

Our principal executive office address and phone number is:

PETROL OIL AND GAS, INC.

3161 E. Warm Springs Road, Suite 300
Las Vegas, Nevada 89120
(702) 454-7318.

(The Balance of This Page Intentionally Left Blank)

The Offering

Shares offered by the selling security holders...	2,909,292 shares of common stock, $0.001 par value per share, which include:
- 259,292 shares of common stock owned by selling security holders; and
- 2,650,000 shares of common stock that may be issued upon exercise of warrants.

Offering price...	Determined at the time of sale by the selling security holders.

Total shares of common stock outstanding as of July 29, 2005...	25,480,677

Number of shares of common stock outstanding after offering assuming the issuance of 2,650,000 shares of common stock that may be issued upon exercise of warrants held by selling security (1)...	28,130,677

Total proceeds raised by us from the disposition of the common stock by the selling security holders or their transferees...

We will not receive proceeds from the disposition of already outstanding shares of our common stock by selling security holders or their transferees.

We may receive proceeds of up to $4,091,666.50 upon the exercise of all the warrants. We intend to use the proceeds, if any, for working capital purposes.

(1)	We cannot assure you that the warrants will be exercised by the selling security holders.

Glossary

Throughout this prospectus we may use certain terms or phrases that are specific to the oil and gas industry. We have included a glossary, commencing on page 5, containing these terms and phrases. We encourage you to refer to the glossary to gain a better understanding of industry terms used throughout this prospectus.

SUMMARY FINANCIAL INFORMATION

The following table sets forth summary financial data derived from our financial statements. The data should be read in conjunction with the financial statements, related notes and other financial information included in this prospectus.

	Six Months Ended June 30, (Unaudited)		Year Ended December 31, (Audited)
	2005	2004	2004	2003
Revenue:	$ 2,996,102	$ -	$ 866,924	$ -

Direct operating costs	1,711,852	-	221,339	-
General and administrative	620,341	532,958	1,000,029	343,941
Professional and consulting fees	1,554,434	867,737	1,906,036	1,374,754
Depreciation, depletion and amortization	582,104	3,173	213,475	-
Acquisition costs	-	654,000	654,000	-
Total expenses	4,468,731	2,057,868	3,994,879	1,718,695

Net operating (loss)	(1,472,629)	(2,057,868)	(3,127,955)	(1,718,695)

Other income (expense):
Interest and other income	23,910	22,669	39,417	1,067
Interest expense	(853,433)	(1,715)	(1,435,369)	(16,156)
Total other income (expense)	(829,523)	20,954	(1,395,952)	(15,089)

Net loss	$ (2,302,152)	$ (2,036,914)	$ (4,523,907)	$ (1,733,784)

Net (loss) per share - basic and fully diluted	$ (0.09)	$ (0.04)	$ (0.22)	$ (0.12)

Weighted average number of common shares outstanding - basic and fully diluted	24,962,730	16,448,261	20,647,542	14,721,438

Balance Sheet Data:	At June 30, 2005 (unaudited)	At December 31, 2004 (audited)	At December 31, 2003 (audited)

Total Assets	$ 17,029,628	$ 17,832,354	$ 2,577,447
Total Liabilities	7,945,705	7,803,727	373,810
Stockholders’ Equity	$ 9,083,923	$ 10,028,627	$ 2,203,637

GLOSSARY

Term	Definition

Adsorb	A process by which molecules are taken up on the surface of a solid by physical or chemical action. Large amounts of gases may be adsorbed on the surface of a porous material such as coal.

Barrel	In the energy industry, a barrel is a unit of volume measurement used for petroleum and is equivalent to 42 U.S. gallons measured at 60 ° Fahrenheit.

Basin	A depressed area where sediments have accumulated during geologic time and considered to be prospective for oil and gas deposits.

Blowout	An uncontrolled flow of oil, gas, water or mud from a wellbore caused when drilling activity penetrates a rock layer with natural pressures greater than the drilling mud in the borehole.

Coal rank

The classification of coal relative to other coals, according to their degree of metamorphism, or progressive alteration, in the natural series from lignite to anthracite. Synonymous with coal quality.

Coalbed Methane

The process by which plant material is converted to coal generates large quantities of methane gas, which is often stored within the coal. The presence of this gas is very well known due to underground coal mining, where it presents a serious safety risk. This is coalbed methane, often referred to as CBM. It is fairly different from a typical sandstone gas reservoir, as the methane is stored within the coal by a process called adsorption. The methane is in a near-liquid state, lining the inside of pores within the coal (called the matrix). The open fractures in the coal (called the cleats) can also contain free gas or can be saturated with water.

Coalification process

A progressive process (bacterial decay and heat) that turns decayed plant material (peat) into the various ranks of coal. The first stage (peat to lignite) is decay and the remaining stages are thermal. The major by-products are methane, carbon dioxide, and water.

Completion / Completing

A well made ready to produce oil or natural gas. Completion involves cleaning out the well, running and cementing steel casing in the hole, adding permanent surface control equipment, and perforating the casing so oil or gas can flow into the well and be brought to the surface.

Desorb	The release of materials (e.g., gas molecules) from being adsorbed onto a surface. The opposite of adsorb.

Development	The phase in which a proven oil or gas field is brought into production by drilling production (development) wells.

Division order	A contract for the sale of oil or gas, by the holder of a revenue interest in a well or property, to the purchaser (often a pipeline transmission company).

Drilling

The using of a rig and crew for the drilling, suspension, production testing, capping, plugging and abandoning, deepening, plugging back, sidetracking, redrilling or reconditioning of a well. Contrast to "Completion" definition.

Drilling logs

Recorded observations made of rock chips cut from the formation by the drill bit, and brought to the surface with the mud, as well as rate of penetration of the drill bit through rock formations. Used by geologists to obtain formation data.

Exploration

The phase of operations which covers the search for oil or gas by carrying out detailed geological and geophysical surveys followed up where appropriate by exploratory drilling. Compare to "Development" phase.

Farm out	Assignment or partial assignment of an oil and gas lease from one lessee to another lessee

Gathering line / system	A pipeline that transports oil or gas from a central point of production to a transmission line or mainline.

Gross acre	An acre in which a working interest is owned. The number of gross acres is the total number of acres in which a working interest is owned

Gross well	A well in which a working interest is owned. The number of gross wells is the total number of wells in which a working interest is owned.

Held-By-Production (HBP)	Refers to an oil and gas property under lease, in which the lease continues to be in force, because of production from the property.

Land services

Services performed by an oil and gas company or agent, or landman, who negotiates oil and gas leases with mineral owners, cures title defects, and negotiates with other companies on agreements concerning the lease.

Logging (electric logging)	Process of lowering sensors into a wellbore to acquire downhole recordings that indicate a well's rock formation characteristics and indications of hydrocarbons

Methane	An organic chemical compound of hydrogen and carbon (i.e., hydrocarbon), with the simplest molecular structure (CH4)

Mineral Lease	A legal instrument executed by a mineral owner granting exclusive right to another to explore, drill, and produce oil and gas from a piece of land

Natural gas quality

The value of natural gas is calculated by its BTU content. A cubic foot of natural gas on the average gives off 1000 BTU, but the range of values is between 500 and 1500 BTU. Energy content of natural gas is variable and depends on its accumulations which are influenced by the amount and types of energy gases they contain: the more non-combustible gases in a natural gas, the lower the Btu value.

Net acre

A net acre is deemed to exist when the sum of fractional working interests owned in gross acres equals one. The number of net acres is the sum of fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

Net well

A net well is deemed to exist when the sum of fractional working interests owned in gross wells equals one. The number of net wells is the sum of fractional working interests owned in gross wells expressed as whole numbers and fractions thereof.

Operator

A person, acting for himself or as an agent for others and designated to the state authorities as the one who has the primary responsibility for complying with its rules and regulations in any and all acts subject to the jurisdiction of the state

Pennsylvanian age	Geologic age of sediments deposited 320 to 286 million years ago

Permeability	The property of a rock formation which quantifies the flow of a fluid through the pore spaces and into the wellbore.

Pooled, Pooled Unit

A term frequently used interchangeably with "Unitization" but more properly used to denominate the bringing together of small tracts sufficient for the granting of a well permit under applicable spacing rules.

Proved Reserves

Estimated quantities of crude oil, natural gas, condensate, or other hydrocarbons that geological and engineering data demonstrate with reasonable certainty to be commercially recoverable in the future from known reservoirs under existing conditions using established operating procedures and under current governmental regulations.

Further definitions of oil and gas reserves, as defined by the SEC, can be found in Rule 4-10(a)(2)(i)-(iii) and Rule 4-10(a)(3) and (4). These Rules are available at the SEC’s website; http://www.sec.gov/divisions/corpfin/forms/regsx.htm#gas

Re-completion	Completion of an existing well for production from one formation or reservoir to another formation or reservoir that exists behind casing of the same well.

Reserves	Generally the amount of oil or gas in a particular reservoir that is available for production.

Reservoir	The underground rock formation where oil and gas has accumulated. It consists of a porous rock to hold the oil or gas, and a cap rock that prevents its escape

Reservoir Pressure	The pressure at the face of the producing formation when the well is shut-in. It equals the shut in pressure at the wellhead plus the weight of the column of oil in the hole.

Shut-in well	A well which is capable of producing but is not presently producing. Reasons for a well being shut-in may be lack of equipment, market or other.

Stratigraphic Trap	A variety of sealed geologic containers capable of retaining hydrocarbons, formed by changes in rock type or pinch-outs, unconformities, or sedimentary features.

Structural Trap	A variety of sealed geologic structures capable of retaining hydrocarbons, such as a faults or a folds.

Tight gas sandstones	Low permeability (having lower capacity to flow fluids through pore spaces) sedimentary rocks with natural gas occurring in the pore spaces. Contrast to high permeability sandstone definition.

Undeveloped acreage	Leased acreage which has yet to be drilled on to test the potential for hydrocarbons.

Unitize, Unitization	Joint operations to maximize produced hydrocarbon recovery among separate operators within a common reservoir

Western Interior Basin	Ancient inland sea and area of sediment deposition which divided North America into two separate landmasses in the Late Cretaceous Period, approximately 75 to 80 million years ago.

Working Interest

The right granted to the lessee of a property to explore for and to produce and own oil, gas, or other minerals. The working interest owners bear the exploration, development, and operating costs on either a cash, penalty, or carried basis.

RISK FACTORS

Investing in our common stock will provide you with an equity ownership in Petrol Oil and Gas, Inc. As one of our stockholders, you will be subject to risks inherent in our business. The trading price of your shares will be affected by the performance of our business relative to, among other things, competition, market conditions, and general economic and industry conditions. The value of your investment may decrease, resulting in a loss. You should carefully consider the following factors as well as other information contained in this prospectus before deciding to invest in shares of our common stock. As of the date of this filing, our management is aware of the following material risks.

Risks Relating to an Investment in Petrol

At this stage of our business operations, even with our good faith efforts, potential investors have a high probability of losing their investment.

Because the nature of our business is expected to change as a result of shifts in the market price of oil and natural gas, competition, and the development of new and improved technology, management forecasts are not necessarily indicative of future operations and should not be relied upon as an indication of future performance.

While Management believes its estimates of projected occurrences and events are within the timetable of its business plan, our actual results may differ substantially from those that are currently anticipated.

We may need additional capital in the future to finance our planned growth, which we may not be able to raise or it may only be available on terms unfavorable to us or our stockholders, which may result in our inability to fund our working capital requirements and harm our operational results.

We have and expect to continue to have substantial capital expenditure and working capital needs. We believe that current cash on hand, revenues from operations and the other sources of liquidity are only sufficient enough to fund our operations through fiscal 2005. After that time we will need to rely on cash flow from operations or raise additional cash to fund our operations, to fund our anticipated reserve replacement needs and implement our growth strategy, or to respond to competitive pressures and/or perceived opportunities, such as investment, acquisition, exploration and development activities.

If low natural gas and oil prices, operating difficulties or other factors, many of which are beyond our control, cause our revenues or cash flows from operations, to decrease, we may be limited in our ability to spend the capital necessary to complete our development, exploitation and exploration programs. If our resources or cash flows do not satisfy our operational needs, we will require additional financing, in addition to anticipated cash generated from our operations, to fund our planned growth. Additional financing might not be available on terms favorable to us, or at all. If adequate funds were not available or were not available on acceptable terms, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our business or otherwise respond to competitive pressures would be significantly limited. In such a capital restricted situation, we may curtail our acquisition, drilling, development, and exploration activities or be forced to sell some of our assets on an untimely or unfavorable basis.

If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders would be reduced, and these newly issued securities might have rights, preferences or privileges senior to those of existing stockholders.

Because our common stock is deemed a low-priced “Penny” stock, an investment in our common stock should be considered high risk and subject to marketability restrictions.

Since our common stock is a penny stock, as defined in Rule 3a51-1 under the Securities Exchange Act, it will be more difficult for investors to liquidate their investment even if and when a market develops for the common stock. Until the trading price of the common stock rises above $5.00 per share, if ever, trading in the common stock is subject to the penny stock rules of the Securities Exchange Act specified in rules 15g-1 through 15g-10. Those rules require broker-dealers, before effecting transactions in any penny stock, to:

  Deliver to the customer, and obtain a written receipt for, a disclosure document;

  Disclose certain price information about the stock;

  Disclose the amount of compensation received by the broker-dealer or any associated person of the broker-dealer;

  Send monthly statements to customers with market and price information about the penny stock; and

  In some circumstances, approve the purchaser’s account under certain standards and deliver written statements to the customer with information specified in the rules.

Consequently, the penny stock rules may restrict the ability or willingness of broker-dealers to sell the common stock and may affect the ability of holders to sell their common stock in the secondary market and the price at which such holders can sell any such securities. These additional procedures could also limit our ability to raise additional capital in the future.

We may incur substantial write-downs of the carrying value of our gas and oil properties, which would adversely impact our earnings.

We intend to periodically review the carrying value of our gas and oil properties under the full cost accounting rules of the Securities and Exchange Commission. Under these rules, capitalized costs of proved gas and oil properties may not exceed the present value of estimated future net revenues from proved reserves, discounted at an annual rate of 10%. Application of this “ceiling” test requires pricing future revenue at the un-escalated prices in effect as of the end of each fiscal quarter and requires a write-down for accounting purposes if the ceiling is exceeded, even if prices were depressed for only a short period of time. We may be required to write down the carrying value of our gas and oil properties when natural gas and oil prices are depressed or unusually volatile, which would result in a charge against our earnings. Once incurred, a write-down of the carrying value of our natural gas and oil properties is not reversible at a later date.

Competition in our industry is intense. We are very small and have an extremely limited operating history as compared to the vast majority of our competitors, and we may not be able to compete effectively.

We intend to compete with major and independent natural gas and oil companies for property acquisitions. We will also compete for the equipment and labor required to operate and to develop natural gas and oil properties. The majority of our anticipated competitors have substantially greater financial and other resources than we do. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for natural gas and oil properties and may be able to define, evaluate, bid for and acquire a greater number of properties than we can. Our ability to acquire additional properties and develop new and existing properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. In addition, some of our competitors have been operating in our core areas for a much longer time than we have and have demonstrated the ability to operate through industry cycles.

We are highly dependent on Paul Branagan, our CEO, president and chairman. The loss of Mr. Branagan, whose knowledge, leadership and technical expertise upon which we rely, would harm our ability to execute our business plan.

Our success depends heavily upon the continued contributions of Paul Branagan, whose knowledge, leadership and technical expertise would be difficult to replace, and on our ability to retain and attract experienced engineers, geoscientists and other technical and professional staff. We have entered into an employment agreement with Mr. Branagan; however, maintain no key person insurance on Mr. Branagan. In addition, Mr. Branagan is an officer and director of other public companies, which may impact the amount of his time spent on our business matters. If we were to lose his services, our ability to execute our business plan would be harmed and we may be forced to decrease operations until such time as we could hire a suitable replacement for Mr. Branagan.

Gas and Oil prices are volatile. This volatility may occur in the future, causing negative change in cash flows which may result in our inability to cover our capital expenditures.

Our future revenues, profitability, future growth and the carrying value of our properties is anticipated to depend substantially on the prices we may realize for our natural gas and oil production. Our realized prices may also affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital.

Natural gas and oil prices are subject to wide fluctuations in response to relatively minor changes in or perceptions regarding supply and demand. Historically, the markets for natural gas and oil have been volatile, and they are likely to continue to be volatile in the future. For example, natural gas and oil prices declined significantly in late 1998 and 1999 and, for an extended period of time, remained substantially below prices obtained in previous years. Among the factors that can cause this volatility are:

  worldwide or regional demand for energy, which is affected by economic conditions;

  the domestic and foreign supply of natural gas and oil;

  weather conditions;

  domestic and foreign governmental regulations;

  political conditions in natural gas and oil producing regions;

  the ability of members of the Organization of Petroleum Exporting Countries to agree upon and maintain oil prices and production levels; and

  the price and availability of other fuels.

It is impossible to predict natural gas and oil price movements with certainty. Lower natural gas and oil prices may not only decrease our future revenues on a per unit basis but also may reduce the amount of natural gas and oil that we can produce economically. A substantial or extended decline in natural gas and oil prices may materially and adversely affect our future business enough to force us to cease our business operations. In addition, our financial condition, results of operations, liquidity and ability to finance planned capital expenditures will also suffer in such a price decline. Further, natural gas and oil prices do not necessarily move together.

Drilling wells is speculative, often involving significant costs that may be more than our estimates, and may not result in any addition to our production or reserves. Any material inaccuracies in drilling costs, estimates or underlying assumptions will materially affect our business.

Developing and exploring for natural gas and oil involves a high degree of operational and financial risk, which precludes definitive statements as to the time required and costs involved in reaching certain objectives. The budgeted costs of drilling, completing and operating wells are often exceeded and can increase significantly when drilling costs rise due to a tightening in the supply of various types of oilfield equipment and related services. Drilling may be unsuccessful for many reasons, including title problems, weather, cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of a natural gas or oil well does not ensure a profit on investment. Exploratory wells bear a much greater risk of loss than development wells. A variety of factors, both geological and market-related, can cause a well to become uneconomical or only marginally economic. Our initial drilling and development sites, and any potential additional sites that may be developed, require significant additional exploration and development, regulatory approval and commitments of resources prior to commercial development. Any success that we may have with these wells or any future drilling operations will most likely not be indicative of our current or future drilling success rate, particularly, because we intend to emphasize on exploratory drilling. If our actual drilling and development costs are significantly more than our estimated costs, we may not be able to continue our business operations as proposed and would be forced to modify our plan of operation.

Development of our reserves, when and if established, may not occur as scheduled and the actual results may not be as anticipated. Drilling activity may result in downward adjustments in reserves or higher than anticipated costs. Our estimates will be based on various assumptions, including assumptions required by the Securities and Exchange Commission relating to natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating our natural gas and oil reserves is anticipated to be extremely complex, and will require significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Due to our inexperience in the oil and gas industry, our estimates may not be reliable enough to allow us to be successful in our intended business operations. Our actual production, revenues, taxes, development expenditures and operating expenses will likely vary from those anticipated. These variances may be material.

The natural gas and oil business involves numerous uncertainties and operating risks that can prevent us from realizing profits and can cause substantial losses.

Our development, exploitation and exploration activities may be unsuccessful for many reasons, including weather, cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of a natural gas and oil well does not ensure a profit on investment. A variety of factors, both geological and market-related, can cause a well to become uneconomical or only marginally economical. In addition to their cost, unsuccessful wells can hurt our efforts to replace reserves.

The natural gas and oil business involves a variety of operating risks, including:

  fires;

  explosions;

  blow-outs and surface cratering;

  uncontrollable flows of oil, natural gas, and formation water;

  natural disasters, such as hurricanes and other adverse weather conditions;

  pipe, cement, or pipeline failures;

  casing collapses;

  embedded oil field drilling and service tools;

  abnormally pressured formations; and

  environmental hazards, such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

If we experience any of these problems, it could affect well bores, gathering systems and processing facilities, which could adversely affect our ability to conduct operations. We could also incur substantial losses as a result of:

  injury or loss of life;

  severe damage to and destruction of property, natural resources and equipment;

  pollution and other environmental damage;

  clean-up responsibilities;

  regulatory investigation and penalties;

  suspension of our operations; and

  repairs to resume operations.

Because we intend to use third-party drilling contractors to drill our wells, we may not realize the full benefit of worker compensation laws in dealing with their employees. Our insurance does not protect us against all operational risks. We do not carry business interruption insurance at levels that would provide enough funds for us to continue operating without access to other funds. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, it could impact our operations enough to force us to cease our operations.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and other services could adversely affect our ability to execute on a timely basis our development, exploitation and exploration plans within our budget.

Shortages or an increase in cost of drilling rigs, equipment, supplies or personnel could delay or interrupt our operations, which could impact our financial condition and results of operations. Drilling activity in the geographic areas in which we conduct drilling activities may increase, which would lead to increases in associated costs, including those related to drilling rigs, equipment, supplies and personnel and the services and products of other vendors to the industry. Increased drilling activity in these areas may also decrease the availability of rigs. We do not have any contracts with providers of drilling rigs and we cannot assure you that drilling rigs will be readily available when we need them. Drilling and other costs may increase further and necessary equipment and services may not be available to us at economical prices.

We are subject to complex laws and regulations, including environmental regulations, which can adversely affect the cost, manner or feasibility of doing business.

Development, production and sale of natural gas and oil in the United States are subject to extensive laws and regulations, including environmental laws and regulations. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include:

•	location and density of wells;
•	the handling of drilling fluids and obtaining discharge permits for drilling operations;
•	accounting for and payment of royalties on production from state, federal and Indian lands;
•	bonds for ownership, development and production of natural gas and oil properties;
•	transportation of natural gas and oil by pipelines;
•	operation of wells and reports concerning operations; and
•	taxation.

Under these laws and regulations, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws and regulations could change in ways that substantially increase our costs. Accordingly, any of these liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and results of operations enough to possibly force us to cease our business operations.

Our oil and gas operations may expose us to environmental liabilities.

Any leakage of crude oil and/or gas from the subsurface portions of our wells, our gathering system or our storage facilities could cause degradation of fresh groundwater resources, as well as surface damage, potentially resulting in suspension of operation of the wells, fines and penalties from governmental agencies, expenditures for remediation of the affected resource, and liabilities to third parties for property damages and personal injuries. In addition, any sale of residual crude oil collected as part of the drilling and recovery process could impose liability on us if the entity to which the oil was transferred fails to manage the material in accordance with applicable environmental health and safety laws.

Our lease ownership may be diluted due to financing strategies we may employ in the future due to our lack of capital.

To accelerate our development efforts we plan to take on working interest partners that will contribute to the costs of drilling and completion and then share in revenues derived from production. In addition, we may in the future, due to a lack of capital or other strategic reasons, establish joint venture partnerships or farm out all or part of our development efforts. These economic strategies may have a dilutive effect on our lease ownership and will more than likely reduce our operating revenues.

We recently completed an acquisition of certain assets and we may acquire more assets or other businesses in the future.

We recently acquired certain assets owned by Savage Resources, LLC and Savage Pipeline, LLC for the purchase price of approximately $10 million, all of which was paid in cash. This is the first big acquisition for our Company and Management team. Our ability to successfully integrate the Savage acquisition into our existing operations is anticipated to depend on a number of factors.

We may consider acquisitions of other assets or other business. Any acquisition involves a number of risks that could fail to meet our expectations and adversely affect our profitability. For example:

•	The acquired assets or business may not achieve expected results;
•	We may incur substantial, unanticipated costs, delays or other operational or financial problems when integrating the acquired assets;
•	We may not be able to retain key personnel of an acquired business;
•	Our management’s attention may be diverted; or
•	Our management may not be able to manage the acquired assets or combined entity effectively or to make acquisitions and grow our business internally at the same time.

If these problems arise we may not realize the expected benefits of an acquisition.

Risks Associated with Laurus Financing

We have substantial indebtedness to Laurus Master Fund, Ltd. which is secured by a substantial portion of our assets. If an event of default occurs under the secured note issued to Laurus, Laurus may foreclose on these assets and we may be forced to curtail our operations or sell some of these assets to repay the note.

On October 28, 2004, we entered into an $8 million credit facility with Laurus Master Fund, Ltd. pursuant to a secured convertible term note and related agreements. Subject to certain grace periods, the notes and agreements provide for the following events of default (among others):

•	Failure to pay interest and principal when due;

•	An uncured breach by us of any material covenant, term or condition in any of the notes or related agreements;

•	A breach by us of any material representation or warranty made in any of the notes or in any related agreement;

•	Any money judgment or similar final process is filed against us for more than $50,000;

•	Any form of bankruptcy or insolvency proceeding is instituted by or against us; and

•	Suspension of our common stock from our principal trading market for five consecutive days or five days during any ten consecutive days.

In the event of a future default under our agreements with Laurus, Laurus may enforce its rights as a secured party and we may lose all or a portion of our pledged assets or be forced to materially reduce our business activities.

There can be no assurance that we will satisfy all of the conditions of the agreements executed in the private placement with Laurus.

Pursuant to the terms of certain agreements, we are subject to a condition subsequent to obtain an effective registration statement permitting the resale of common stock issued upon the exercise of the conversion rights of the purchaser and the exercise of the warrants by the purchaser on or before one hundred days. Although we believe that we will meet the deadline for obtaining an effective registration statement, there can be no assurance that such a statement will be declared effective within the time required. Failure to satisfy this condition subsequent would constitute a default. In connection with the transaction, we have granted to the purchaser a security interest in certain purchased assets.

The issuance of shares to Laurus upon conversion of the convertible term note and exercise of its warrants may cause immediate and substantial dilution to our existing stockholders.

The issuance of shares upon conversion of the convertible term note and exercise of warrants may result in substantial dilution to the interests of other stockholders. Laurus may ultimately convert and sell the full amount issuable on conversion. Although Laurus in some cases may not, subject to certain exceptions, convert their term note and/or exercise their warrants if such conversion or exercise would cause them to own more than 4.99% of our outstanding common stock, this restriction does not prevent Laurus from converting and/or exercising some of their holdings and then converting the rest of their holdings. In this way, Laurus could sell more than this limit while never holding more than this limit, which will have the effect of further diluting the proportionate equity interest and voting power of holders of our common stock including other selling security holders in this offering.

It is likely at the time shares of common stock are issued to Laurus, the conversion price of such securities will be less than the market price of the securities. The issuance of common stock under the terms of our agreements with Laurus will result in dilution of the interests of the existing holders of common stock at the time of the conversion. Furthermore, the sale of common stock owned by Laurus as a result of the conversion of the convertible term note may result in lower prices for the common stock if there is insufficient buying interest in the markets at the time of conversion.

Laurus has no obligation to convert shares if the market price is less than the conversion price.

Laurus has no obligation to cause us to issue common stock if the market price is less than the applicable conversion price. On July 29, 2005, the closing price of our stock was $1.55. The convertible note has a conversion price of $1.50. Thus the conversion rights granted to Laurus were at a discount to the recent closing price of the common stock. Laurus has no obligation to convert the securities or to accept common stock as payment for interest if the market price of the securities for five trading days prior to a conversion date is less than 115% the conversion price. The amount of common stock that may be issued to Laurus is subject to certain limitations based on price, volume and/or the inventory of our common stock held by Laurus.

Risks of this Offering

We have options, warrants and a convertible term note currently outstanding. Exercise of these options and warrants, and conversion of the term note will cause dilution to existing and new stockholders. Future sales of common stock by Laurus and our existing stockholders could result in a decline in the market price of our stock.

As of July 29, 2005, we have options and warrants to purchase approximately 20,796,666 shares of common stock outstanding in addition to approximately $7,543,235.44 of a secured convertible term note. The principal amount of the note is convertible into approximately 5,028,823 shares of common stock. The exercise of our options and warrants, and the conversion of the promissory note, will cause additional shares of common stock to be issued, resulting in dilution to investors and our existing stockholders.

There are a large number of shares underlying our warrants that may be available for future sale and the sale of these shares may depress the market price of our common stock.

As of July 29, 2005, we had 25,480,677 shares of common stock issued and outstanding. In addition, we had outstanding options and warrants to purchase 20,796,666 shares of common stock, and an outstanding convertible term note plus interest, which converts into 5,028,823 shares of common stock. This prospectus relates to the resale of 2,650,000 shares of common stock underlying our warrants issued to the selling security holders. All of these shares will be freely tradeable upon the effective date of this prospectus and may be sold without restriction. The sale of these shares may adversely affect the market price of our common stock.

ABOUT THIS PROSPECTUS

You should only rely on the information contained in this prospectus. We have not, and the selling security holders have not, authorized anyone to provide information different from that contained in this prospectus. The selling security holders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

AVAILABLE INFORMATION

We file annual, quarterly and special reports and other information with the SEC that can be inspected and copied at the public reference facility maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549-0405. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Our filings are also available through the SEC’s Electronic Data Gathering Analysis and Retrieval System which is publicly available through the SEC’s website (www.sec.gov). Copies of such materials may also be obtained by mail from the public reference section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549-0405 at prescribed rates.

We have filed with the Commission a registration statement on Form SB-2 under the Securities Act of 1933 with respect to the securities offered in this prospectus. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered in this prospectus, reference is made to such registration statement, exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules, may be reviewed and copied at the SEC’s public reference facilities or through the SEC’s EDGAR website.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary”, “Risk Factors”, “Plan of Operation”, “Description of Business”, and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “intends to”, “estimated”, “predicts”, “potential”, or “continue” or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. These factors include, among other things, those listed under “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We undertake no obligation to update any of the forward-looking statements after the date of this prospectus to conform forward-looking statements to actual results.

USE OF PROCEEDS

We will not receive any proceeds from the disposition of the shares of common stock by the selling security holders or their transferees. We may receive proceeds up to $4,091,666.50 upon execution of all the warrants. As we cannot predict when or if we will receive such proceeds, we expect to use these proceeds, if received, for working capital purposes, which shall be allocated to projects or needs of Petrol at such time.

SELLING SECURITY HOLDERS

The shares to be offered by the selling security holders are “restricted” securities under applicable federal and state laws and are being registered under the Securities Act of 1933, as amended (the “Securities Act”) to give the selling security holders the opportunity to publicly sell these shares. The registration of these shares does not require that any of the shares be offered or sold by the selling security holders. The selling security holders may from time to time offer and sell all or a portion of their shares in the over-the-counter market, in negotiated transactions, or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices.

Each of the selling security holders (i) purchased the securities covered by this prospectus in the ordinary course of business, and (ii) at the time of purchase of such securities, the selling security holder had no agreement or understanding, directly or indirectly, with any person to distribute such securities.

Other than the costs of preparing this prospectus and a registration fee to the SEC, we are not paying any costs relating to the sales by the selling security holders.

Selling Security Holder Information

The following is a list of selling security holders who own or have the right to acquire an aggregate of 2,909,292 shares of our common stock covered in this prospectus.

	BEFORE OFFERING
Name	Number of Shares of Common Stock Owned	Number of Shares Acquirable upon Exercise of Warrants	Total Number of Shares Beneficially Owned (1)	Percentage of Shares Owned (1)	Number of Shares Offered (2)	Shares Owned after Offering (3)
Blagojevic, Goran PTTA Chiavica 2 37121 Verona Italy	575,000	650,000 (4)	1,225,000	4%	650,000	575,000
ECON Investor Relations Inc. Suite 102 – 1385 Gulf Road Pt. Roberts, WA 98281	31,646 (5)	0	31,646	0%	22,785	8,861
Laurus Master Fund, Ltd. (6) 825 Third Avenue – 14th Floor New York, NY 10022	5,569,840 (7)	6,333,333	11,903,173	42%	1,236,507	10,666,666
Simoni, Paola Via Al Forte 8 Switzerland	185,530	1,000,000 (8)	1,185,530	4%	1,000,000	185,530

(1)

All shares owned in this column and all percentages are based on 25,480,677 shares of common stock issued and outstanding on July 29, 2005, 2005; plus 2,650,000 shares of common stock issuable upon exercise of warrants held by selling security holders.

(2)

This table assumes that each security holder will sell all of its shares available for sale during the effectiveness of the registration statement that includes this prospectus. Selling security holders are not required to sell their shares. See “Plan of Distribution” beginning on page 19.

(3)	Assumes that all shares registered for resale by this prospectus have been issued and sold.
(4)	The 650,000 warrants are being registered in this registration statement.
(5)

ECON acquired 31,646 shares of our restricted common stock pursuant to a consulting agreement dated June 15, 2004. Dawn Van Zant, President of ECON, has voting, investment and dispositive power over the shares of common stock owned by ECON. Of the 31,646 shares, 22,785 are being registered in this registration statement. The remaining 8,861 shares were registered in our previous registration statement declared effective June 30, 2005.

(6)

On October 28, 2004, we entered into agreements with Laurus Master Fund, Ltd. to secure an $8.0 million funding through the private placement of securities consisting of a secured convertible term note convertible into 5,333,333 shares and warrants to purchase 6,333,333 shares of our common stock. 10,666,666 of the 11,666,666 shares were registered in our previous registration statement declared effective on June 30, 2005. The remaining 1,000,000 warrants are being registered in this registration statement. We have been notified by the selling security holder that it is not a broker-dealer or affiliate of a broker-dealer and that they believe they are not required to be a broker-dealer. David Grin and Eugene Grin, as Principals of Laurus Capital Management, L.L.C., have the authority to exercise dispositive and voting power over the shares of common stock owned by Laurus Master Fund, Ltd.

(7)

Of the 5,608,879 shares; 304,510 were issued pursuant to the conversion of principal under the note; 236,507 were issued pursuant to the conversion of interest under the note; and the remaining 5,028,823 are issuable upon conversion of the note. The interest shares of 236,507 are being registered in this registration statement.

(8)	Assumes the 5,258,333 shares issuable upon conversion of the convertible term note.
(9)	The 1,000,000 warrants were assigned to Paola Simoni in November of 2003 by NIO Fund Investment Management Limited.

Unless footnoted above, based on information provided to us, none of the selling security holders are affiliated or have been affiliated with any broker-dealer in the United States. Except as otherwise provided in this prospectus, none of the selling security holders are affiliated or have been affiliated with us, any of our predecessors or affiliates during the past three years.

PLAN OF DISTRIBUTION

As of the date of this prospectus, we have not been advised by the selling security holders as to any plan of distribution. Distributions of the shares by the selling security holders, or by their partners, pledgees, donees (including charitable organizations), transferees or other successors in interest, may from time to time be offered for sale either directly by such individual, or through underwriters, dealers or agents or on any exchange on which the shares may from time to time be traded, in the over-the-counter market, or in independently negotiated transactions or otherwise. The methods by which the shares may be sold include:

•

a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;
•	exchange distributions and/or secondary distributions;
•	sales in the over-the-counter market;
•	underwritten transactions;
•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; and
•	privately negotiated transactions.

Such transactions may be effected by the selling security holders at market prices prevailing at the time of sale or at negotiated prices. The selling security holders may effect such transactions by selling the common stock to underwriters or to or through broker-dealers, and such underwriters or broker-dealers may receive compensations in the form of discounts or commissions from the selling security holders and may receive commissions from the purchasers of the common stock for whom they may act as agent. The selling security holders may agree to indemnify any underwriter, broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We have agreed to register the shares for sale under the Securities Act and to indemnify the selling security holders and each person who participates as an underwriter in the offering of the shares against certain civil liabilities, including certain liabilities under the Securities Act.

In connection with sales of the common stock under this prospectus, the selling security holders may enter into hedging transactions with broker-dealers, who may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling security holders also may sell shares of common stock short and deliver them to close out the short positions, or loan or pledge the shares of common stock to broker-dealers that in turn may sell them.

The selling security holders and any underwriters, dealers or agents that participate in distribution of the shares may be deemed to be underwriters, and any profit on sale of the shares by them and any discounts, commissions or concessions received by any underwriter, dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

There can be no assurances that the selling security holders will sell any or all of the shares offered under this prospectus.

LEGAL PROCEEDINGS

Petrol is and may become involved in various routine legal proceedings incidental to its business. However, to Petrol’s knowledge as of the date of this prospectus, there are no material pending legal proceedings to which Petrol is a party or to which any of its property is subject.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The members of our board of directors serve for one year terms and are elected at the next annual meeting of stockholders, or until their successors have been elected. The officers serve at the pleasure of the board of directors.

Resignation and Appointment of Officer

Effective May 9, 2005, John Garrison resigned as Chief Financial Officer of the Company. Concurrently, the board of directors appointed Lawrence Finn as Vice President and Chief Financial Officer of the Company.

Information as to our current directors and executive officers is as follows:

Name	Age	Title

Paul T. Branagan	62	President, CEO, Chairman, Secretary/Treasurer
Loren Moll	48	Director
Lawrence Finn	60	Vice President & Chief Financial Officer

Duties, Responsibilities and Experience

Paul Branagan, is the President, CEO, Chairman, Secretary and Treasurer of Petrol. Mr.

            Branagan graduated from the University of Las Vegas Nevada with a B.S. in physics. From 1993 to the present Mr. Branagan has been the President and Senior Scientist of Branagan & Associates, Inc. From 1975 to 1993 he was the Project Manager, Assistant Oil and Gas Division Manager and Senior Scientist of CER Corporation of Las Vegas, Nevada. Since 1999, Mr. Branagan has been the President and a member of the board of directors of Millennium Plastics Corporation, a 34 Act Reporting Nevada Corporation. Since April 23, 2004, Mr. Branagan has also served as Director of Integrated Environmental Technologies, Ltd., a 34 Act Reporting Nevada Corporation.

Potential conflict of interest: Paul Branagan, our president, chief executive officer and chairman of the board, is an officer and director of Millennium Plastics Corporation, another public company, which may impact the amount of his time spent on our business matters. Further, Mr. Branagan is a director of Integrated Environmental Technologies, Ltd., a 34 Act reporting company. Mr. Branagan may have demands placed on his time, which will detract from the amount of time he is able to devote to us. Mr. Branagan devotes at least 40 hours per week of his business time and attention to our activities as required. Although Mr. Branagan has other current business interests he will attend to our business as his first priority. We consent to and understand this potential conflict of interest.

Loren W. Moll, is a Director of Petrol, has been a member of the law firm of Caldwell & Moll, L.C. in Overland Park, Kansas since its establishment in November 1996. Mr. Moll concentrates his practice in all areas of real estate law, including commercial real estate transactions, breach of contract, escrow and title disputes, commercial leasehold disputes, real estate broker liability, and oil and gas. Mr. Moll holds a B.A. degree from the University of Kansas (1983) and his Juris Doctor degree, Order of the Coif, from the University of Kansas School of Law (1986) where he was Research Editor for the University of Kansas Law Review. Mr. Moll was formerly a partner of the real estate law firm Lewis, Rice & Fingersh from 1986 to 1994 and was associated with the international law firm Bryan Cave LLP from 1994 to 1996.

Lawrence J. Finn is Vice President and Chief Financial Officer of the Company and has over 32 years of financial and accounting experience in the petroleum industry, with 19 years as a financial officer. Prior to joining Petrol, Mr. Finn worked for CDX Gas, LLC, a private natural gas company with operations in the U.S. and Canada, concentrating in coal bed methane extraction since 2001. At CDX, Mr. Finn worked was the Vice President of Finance and then as Manager of Shale Projects. As Vice President of Finance, Mr. Finn was responsible for all financial reporting, accounting, and compliance with all financial obligations. As Manager of Shale Projects, Mr. Finn was responsible for identifying and attracting partners in development projects in Michigan, Indiana and Northern Kentucky. Prior to CDX, he served as Vice President Finance and Chief Financial Officer of The Wiser Oil Company for seven years. At Wiser, Mr. Finn was directly responsible for commercial and investment banking, corporate planning, investor relations, corporate communications and tax reporting for operations in the United States, Canada, and South America. Prior to Wiser, Mr. Finn was President and CFO of CWF Energy, Inc., an independent oil and gas exploration and production company who had operations in Texas, Oklahoma and Mississippi. Mr. Finn was also the Senior Vice President and CFO of May Petroleum Inc. and President of May Securities Corp. where he managed the financial, accounting, and administrative activities for May Petroleum; 50 public drilling partnerships; and May Energy Partners, a Master Limited Partnership. He is certified Public Accountant and has a B.B.A. from the University of Houston.

Neither Mr. Branagan nor Mr. Moll are considered independent directors.

Limitation of Liability of Directors

Pursuant to the Nevada General Corporation Law, our Articles of Incorporation exclude personal liability for our Directors for monetary damages based upon any violation of their fiduciary duties as Directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or any transaction from which a Director receives an improper personal benefit. This exclusion of liability does not limit any right which a Director may have to be indemnified and does not affect any Director’s liability under federal or applicable state securities laws. We have agreed to indemnify our directors against expenses, judgments, and amounts paid in settlement in connection with any claim against a Director if he acted in good faith and in a manner he believed to be in our best interests.

Election of Directors and Officers.

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers are appointed to serve until the meeting of the Board of Directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

No Executive Officer or Director of the Corporation has been the subject of any Order, Judgment, or Decree of any Court of competent jurisdiction, or any regulatory agency permanently or temporarily enjoining, barring suspending or otherwise limiting him from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities.

No Executive Officer or Director of the Corporation has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently pending.

No Executive Officer or Director of the Corporation is the subject of any pending legal proceedings.

Strategic Advisory Board

We have established a Strategic Advisory Board to provide our management with assistance as the Company grows, with support, strategy, advice, and insight on how best to position the Company. We entered into agreements with the two members of the board that provide for expense reimbursements and stock and cash compensation. The following is a discussion of our advisory board members’ background:

Robert Howell has effectively managed corporate growth efforts in both start-up companies and Fortune 100 companies for 35 years. Since 1988 his efforts have been directed to the oil and gas, power and utility sectors in the energy industry. As Executive Vice President for Duke Energy, he implemented various programs that drove several of the growth efforts for the fastest growing portion of the company for 4 years. As a Senior Vice President of UtiliCorp United (Aquila), Mr. Howell directed the Corporate Development efforts of the Company for 11 years. He now operates RL Howell & Associates, Inc. from which he provides business organization, growth, financing and business operations consulting services to a host of start up and mid size organizations. Prior to 1988, Mr. Howell’s activities included corporate and venture capital work in the high tech industry. During his career Mr. Howell has successfully executed over 75 acquisitions, joint ventures and divestitures throughout the U.S., Australia and Europe. Mr. Howell’s development programs have been responsible for over $10 Billion of asset growth. Mr. Howell received a BSEE degree from Iowa State University (Tau Beta Pi and Eta Kappa Nu honor societies). Mr. Howell also holds an MBA degree from the University of Minnesota.

Steve Cochennet has spent over 18 years in corporate and operational roles in the energy sector. From 1985 to 2002, Mr. Cochennet held several executive positions with UtiliCorp United (Aquila) in Kansas City. His responsibilities included finance, administration, operations, human resources, corporate development, gas/energy marketing, and managing several start up operations. Prior to his experience at UtiliCorp United, Mr. Cochennet served 6 years with the Federal Reserve System. Mr. Cochennet formed the CSC Group, LLC through which he supports a number of clients that include Fortune 500 corporations, international companies, gas/electric utilities, outsource service providers, as well as various start up organizations. The services provided include strategic planning, capital formation, corporate development, executive networking and transaction structuring. He also serves on several advisory boards. Mr. Cochennet graduated from the University of Nebraska in Lincoln with a bachelor’s degree in economics and finance.

Advisory Board Member Agreements

On March 16, 2005, we executed an agreement with CSC Group, wherein Steve Cochennet, President of CSC Group, agreed to provide us with services to further our long term strategy. The term of the agreement began on January 1, 2005. We agreed to pay Mr. Cochennet $5,000 per month plus grant 150,000 options to CSC Group at $2.04 per share for a period of five years. Mr. Cochennet will also receive 3% of any debt facility or mezzanine financing he puts in place prior to December 31, 2005.

On March 18, 2005, we executed an agreement with Robert Howell, wherein Mr. Howell agreed to provide us with services on specified assignments as needed by the Company. The term of the agreement was for three months and began on February 1, 2005. We agreed to compensate Mr. Howell $10,000 for each month plus pay for all reasonable business and travel expenses, and grant Mr. Howell 125,000 options to purchase our common stock at $2.33 per share. The options are fully vested and have a five year term.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires our executive officers and directors, and persons who beneficially own more than ten percent of our common stock, to file initial reports of ownership and reports of changes in ownership with the SEC. Executive officers, directors and greater than ten percent beneficial owners are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based upon a review of the copies of such forms furnished to us and written representations from our executive officers and directors, we believe that as of the date of this filing they were all current in there filings, except for Mr. Finn whom did not file his Form 4 disclosing his ownership of stock options.

Audit Committee and Financial Expert

We do not have an Audit Committee, our directors perform some of the same functions of an Audit Committee, such as: recommending a firm of independent certified public accountants to audit the annual financial statements; reviewing the independent auditors independence, the financial statements and their audit report; and reviewing management's administration of the system of internal accounting controls. The Company does not currently have a written audit committee charter or similar document.

We have no financial expert on the board of directors. We believe the cost related to retaining a financial expert at this time is prohibitive. Further, because of the nature of our operations, we believe the services of a financial expert are not warranted at the present time.

Code of Ethics

A code of ethics relates to written standards that are reasonably designed to deter wrongdoing and to promote:

(1)	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
(2)	Full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with, or submitted to, the Commission and in other public communications made by an issuer;
(3)	Compliance with applicable governmental laws, rules and regulations;
(4)	The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and
(5)	Accountability for adherence to the code.

We have not adopted a corporate code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

Our decision to not adopt such a code of ethics results from our having only two officers and two directors operating as the management for the Company. We believe that as a result of the limited interaction which occurs having such a small management structure for the Company eliminates the current need for such a code, in that violations of such a code would be reported to the party generating the violation.

Nominating Committee

We do not have a Nominating Committee or Nominating Committee Charter. Our board of directors, perform some of the functions associated with a Nominating Committee. We have elected not to have a Nominating Committee in that we have only two current directors and have never received a stockholder nomination for additional directors.

Stock Option and Non-Employee Directors’ Plan

The following description applies to the stock option plan which we adopted in December of 2002; 2,400,000 options have been granted as of December 31, 2004.

In December of 2002, we reserved for issuance an aggregate of 3,000,000 shares of common stock under our 2002/2003 Stock Option Plan and Non-Employee Directors’ Plan. These plans are intended to encourage directors, officers, employees and consultants to acquire ownership of common stock. The opportunity so provided is intended to foster in participants a strong incentive to put forth maximum effort for our continued success and growth, to aid in retaining individuals who put forth such efforts, and to assist in attracting the best available individuals to the Company in the future. As of December 31, 2004, 600,000 shares remain available for issuance.

Stock Option Plan

Officers (including officers who are members of the board of directors), directors (other than members of the stock option committee to be established to administer the stock option plan and the directors’ plan) and other employees and consultants and its subsidiaries (if established) will be eligible to receive options under the planned stock option plan. The committee will administer the stock option plan and will determine those persons to whom options will be granted, the number of options to be granted, the provisions applicable to each grant and the time periods during which the options may be exercised. No options may be granted more than ten years after the date of the adoption of the stock option plan.

Non-qualified stock options will be granted by the committee with an option price equal to the fair market value of the shares of common stock to which the non-qualified stock option relates on the date of grant. The committee may, in its discretion, determine to price the non-qualified option at a different price. In no event may the option price with respect to an incentive stock option granted under the stock option plan be less than the fair market value of such common stock to which the incentive stock option relates on the date the incentive stock option is granted.

Each option granted under the stock option plan will be exercisable for a term of not more than ten years after the date of grant. Certain other restrictions will apply in connection with this plan when some awards may be exercised. In the event of a change of control (as defined in the stock option plan), the date on which all options outstanding under the stock option plan may first be exercised will be accelerated. Generally, all options terminate 90 days after a change of control.

Option Grants

The board of directors adopted a 2002/2003 stock option plan pursuant to which incentive stock options or nonstatutory stock options to purchase up to 3,000,000 shares of common stock may be granted to employees, directors and consultants. As of December 31, 2004, 600,000 shares remain available for issuance under the stock option plan. Pursuant to the plan, stock options were granted as follows:

Date Granted	Exercise Price Per Share	Number of Shares

December 19, 2002
Granted	$0.50 to $2.50	1,350,000
Exercised	-	-0-
Cancelled	-	-0-
Expired		-0-*

December 27, 2002
Granted	$0.50	700,000
Exercised	$0.50	700,000
Cancelled	-	-0-

February 9, 2004
Granted	$2.50 - $4.00	50,000

Exercised	-	-0-
Cancelled	-	-0-

March 1, 2004
Granted	$1.25 to $1.50	300,000
Exercised	-	-0-
Cancelled	-	-0-

November 1, 2004
Granted	-	-0-
Exercised	-	-0-
Cancelled	-	-0-

Total outstanding	$0.50 to $4.50	1,700,000

* 100,000 options were issued on December 19, 2002 at an exercise price per share of $0.50 - $1.00 were extended on November 1, 2004.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information, to the best of our knowledge, about the beneficial ownership of our common stock on July 29, 2005, held by those persons known to beneficially own more than 5% of our capital stock and by our directors and executive officers.

The percentage of beneficial ownership for the following table is based on 25,480,677 shares of common stock outstanding as of July 29, 2005. The percentage of beneficial ownership after the exercise of warrants is based on 28,130,677 shares of common stock outstanding assuming the issuance of 2,650,000 shares of common stock that may be issued upon exercise of warrants held by selling security holders.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and does not necessarily indicate beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of common stock over which the stockholder has sole or shared voting or investment power. It also includes (unless footnoted) shares of common stock that the stockholder has a right to acquire within 60 days after July 29, 2005 through the exercise of any option, warrant or other right. The percentage ownership of the outstanding common stock, however, is based on the assumption, expressly required by the rules of the Securities and Exchange Commission, that only the person or entity whose ownership is being reported has converted options or warrants into shares of our common stock.

Security Ownership of Management

Name of Beneficial Owner (1)	Number of Shares	Percent Before Offering (2)	Percent After Exercise of Warrants & Conversion of the Convertible Term Note (2)(3)
Paul Branagan, President	1,750,000 (4)	7%	6%
Loren Moll, Director	3,100,000	12%	11%
Lawrence Finn, Chief Financial Officer	20,000 (5)	0%	0%
Directors and Officers as a Group	4,870,000	19%	17%

(1)

As used in this table, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). The address of each person is care of the Company.

(2)	Figures are rounded to the nearest whole percent.

(3)

The percentage of beneficial ownership after the exercise of warrants is based on 28,130,677 shares of common stock outstanding assuming the issuance of 2,650,000 shares of common stock that may be issued upon exercise of warrants held by selling security holders.

(4)	Includes 1,250,000 options to purchase our restricted common stock at prices ranging from $0.50 to $2.50 per share.

(5)

Lawrence Finn acquired options to purchase 60,000 shares of our restricted common stock at $2.23 per share for a period of 5 years. The 60,000 options vest over a period of 3 years at a rate of 20,000 shares per year commencing on May 9, 2005.

Security Ownership of Certain Beneficial Owners

Name of Beneficial Owner (1)	Number of Shares	Percent of Class (2)	Percent After Exercise of & Conversion of the Convertible Term Note Warrants (10)
Spindrift Investors (Bermuda) L.P. (3) (5) (6)* Clarendon House, 2 Church Street Hamilton	1,975,400	8%	7%
Spindrift Partners, L.P. (4) (6) (7)* 75 State Street Boston, MA 02109	1,633,800	6%	6%
Wellington Management Company, LLP (6)(8)* 75 State St. Boston, MA 02109	5,000,000 (9)	20%	18%
Beneficial Owners as a Group*	8,609,200	34%	31%

(1)

As used in this table, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security).

(2)	Figures are rounded to the nearest whole percent.
(3)	Spindrift Investors (Bermuda) L.P., Wellington Global Holdings, Ltd., and Wellington Global Administrator, Ltd. have shared dispositive power over 1,975,700 shares, assuming exercise of warrants.
(4)	Spindrift Partners, L.P., Wellington Hedge Management, LLC, and Wellington Hedge Management, Inc. have shared dispositive power over 1,633,800, assuming exercise of warrants.
(5)	A Bermuda limited partnership.
(6)

Each have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No other person is known to have such right or power with respect to more than five percent of this class of securities, except for Wellington Management Company, LLP.

(7)	A Massachusetts limited partnership.
(8)	A Bermuda limited liability partnership.
(9)

The 5,000,000 shares represents the amount of shares Wellington Management Company, LLP (“WMC”) may be deemed to beneficially own as investment advisor, which are held of record by clients of WMC. No such client of WMC is known to have such right or power with respect to more than five percent of this class of securities, except for Spindrift Investors (Bermuda) L.P. and Spindrift partners, L.P.

(10)

The percentage of beneficial ownership after the exercise of warrants is based on 28,130,677 shares of common stock outstanding assuming the issuance of 2,650,000 shares of common stock that may be issued upon exercise of warrants held by selling security holders.

* The information used for the table of Security Ownership of Certain Beneficial Owners is based on the information reported on the beneficial owners Schedule 13G filings.

DESCRIPTION OF SECURITIES

Common Stock

Our articles of incorporation authorizes the issuance of 100,000,000 shares of common stock, $0.001 par value per share, of which 25,480,677 shares were outstanding as of July 29, 2005. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the board of directors in its discretion, from funds legally available to be distributed. In the event of a liquidation, dissolution or winding up of Petrol, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase our common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are validly issued, fully paid and non-assessable.

Preferred Stock

Our articles of incorporation authorizes the issuance of 10,000,000 shares of preferred stock, $0.001 par value per share, of which no shares were outstanding as of the date of this prospectus. The preferred stock may be issued from time to time by the board of directors as shares of one or more classes or series. Our board of directors, subject to the provisions of our Articles of Incorporation and limitations imposed by law, is authorized to:

  adopt resolutions;

  to issue the shares;

  to fix the number of shares;

  to change the number of shares constituting any series; and

  to provide for or change the following:

  the voting powers;

  designations;

  preferences; and

  relative, participating, optional or other special rights, qualifications, limitations or restrictions, including the following:

  dividend rights, including whether dividends are cumulative;

  dividend rates;

  terms of redemption, including sinking fund provisions;

  redemption prices;

  conversion rights; and

  liquidation preferences of the shares constituting any class or series of the preferred stock.

            In each of the listed cases, we will not need any further action or vote by the stockholders.

One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of preferred stock pursuant to the board of director’s authority described above may adversely affect the rights of holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock at a premium or may otherwise adversely affect the market price of the common stock.

Laurus Fund Convertible Note and Warrant

On October 28, 2004, we entered into agreements with Laurus Master Fund, Ltd., a Cayman Islands corporation (“Laurus”), which became effective on November 4, 2004 concurrent with the closing of the Savage acquisition. Under the terms of the Laurus agreements we issued a Secured Convertible Term Note (the “Note”) in the aggregate principal amount of $8.0 million and a five-year warrant (the “Warrant”) to purchase 3,520,000 shares of our common stock at $2.00 per share and 1,813,333 shares of our common stock at $3.00 per share. The Note is convertible into shares of our common stock at a fixed conversion price of $1.50 per share. The Note has a three-year term and bears an interest rate equivalent to the “prime rate” published by the Wall Street Journal from time to time plus 3%, subject to a floor of 7.5% per annum. As of July 6, 2005, Laurus has converted $456,764.56 of the principal amount of the Note into 304,510 shares of our common stock. The 304,510 shares have been previously registered in our SB-2 Registration Statement effective June 30, 2005.

On January 28, 2005, we entered into an Amendment No. 1 with Laurus for the purpose of amending the term of the Secured Convertible Term Note and the Registration Rights Agreement, both dated October 28, 2004. Laurus agreed that we shall not be required to pay the Monthly Principal Amount due on the first business day of December 2004, January 2005, February 2005, March 2005, April 2005 and May 2005, and instead such Monthly Principal Amounts shall be due and payable on the Maturity Date (October 28, 2007). Additionally, Laurus agreed that the definitions of “Effectiveness Date”, “Filing Date”, and “Warrants” set forth in the Registration Rights Agreement shall be deleted in their entirely and shall be replaced with new definitions as stated in the amendment. In consideration for Amendment No. 1, we agreed to issue an additional common stock purchase warrant to Laurus to purchase up to 1,000,000 shares of our common stock at $2.50 per share for the first 666,667 shares and $3.00 per share for the next 333,333 shares. The 666,667 and 333,333 shares underlying the warrants are being registered in this registration statement.

On April 28, 2005, we executed an amendment letter agreement with Laurus in order to clarify certain information contained in the Convertible Term Note and Registration Rights Agreement, primarily dealing with the inability to pre-register shares of our common stock for conversion of interest that was to accrue under the Convertible Term Note. We have agreed to file semi-annual registration statements to register shares of our common stock issued to Laurus for the conversion of interest under the Convertible Term Note. As of July 6, 2005, Laurus has converted $354,760.43 of accrued interest into 236,507 shares of our restricted common stock. The 236,507 shares are being registered in this registration statement.

The following describes the material terms of the financing transaction with Laurus. The description below is not a complete description of all terms of the financing transaction and is qualified in its entirely by reference to the agreements entered into in connection with the financing, which are attached as exhibits to the SB-2 registration statement declared effective on June 30, 2005.

Note Maturity Date and Interest Rate. The Note matures on October 28, 2007, unless we repay the Note in cash or Laurus converts the Note into shares of our common stock before such date. As mentioned above, annual interest on the Note is equal to the “prime rate” published in the Wall Street Journal from time to time, plus three percent (3%), provided, that, such annual rate of interest may not be less than seven and one-half percent (7.5%), subject to certain downward adjustments resulting from certain increases in the market price of our common stock.

Payment of Interest and Principal. Interest on the Note is payable monthly in arrears on the first day of each month during the term of the Note, commencing November 1, 2004. In addition, the principal amount of $8.0 million will be amortized over the term of the loan. Commencing June 1, 2005, we are required to make monthly principal payments of $200,000 per month (together, with monthly interest payments, the “Monthly Payment Amount”). Funds released from the restricted cash account will be added to the monthly payment amount by amortizing such amount over the remaining number of monthly principal payments due under the Note. The six payments commencing on December 2004 through May 2005 will be paid as a balloon payment on the maturity date.

Note Conversion Rights. All or a portion of the outstanding principal and interest due under the Note may be converted into shares of our common stock upon satisfaction of certain conditions. The initial fixed conversion price under the Note is $1.50 per share. The fixed conversion price is subject to anti-dilution protection adjustments, on a weighted average basis, upon our issuance of additional shares of common stock at a price that is less than the then current fixed conversion price (the fixed conversion price, together with any adjustments, is referred to as the “Fixed Conversion Price”).

Laurus may, at any time, convert the outstanding indebtedness of the Note into shares of our common stock at the then applicable Fixed Conversion Price.

Subject to the restrictions on conversion described below, Laurus shall be required to convert the monthly payment into shares of our common stock in the event that (i) the average closing price of our common stock for the five trading days preceding the due date of a Monthly Payment Amount is greater than 115% of the Fixed Conversion Price ($1.725 per share), and (ii) the amount of such conversion does not exceed 25% of the aggregate dollar trading volume of our common stock for the 22 trading days preceding the payment date.

In the event we do not meet the conversion criteria, payments will be made in cash at an amount equal to 102% of the principal amount of the cash portion of the Monthly Payment Amount being paid.

Release from Restricted Cash Account $652,500 of the Note proceeds were previously deposited into a restricted cash account. Funds held in the restricted cash account were released to us in April 2005.

Warrant Terms. The Warrant grants Laurus the right to purchase 3,520,000 shares of our common stock at $2.00 per share and 1,813,333 shares of our common stock at $3.00 per share. The Warrant expires on October 28, 2009. In addition, the new warrant grants Laurus the right to purchase up to 1,000,000 shares of our common stock at $2.50 per share for the first 666,667 shares and $3.00 per share for the next 333,333 shares. The new warrant expires on January 28, 2010.

Restrictions on Conversion of Note and Exercise of Warrant. Notwithstanding anything to the contrary set forth above, we may pay amounts due under the Note in shares of our common stock because we have an effective registration statement on file covering the resale of such shares. In addition, Laurus is not entitled to receive shares upon exercise of the Warrant, upon payment of principal and interest on the Note, or upon conversion of the Note if such receipt would cause Laurus to be deemed to beneficially own in excess of 4.99% of the outstanding shares of our common stock on the date of issuance of such shares. Such provision may be waived by Laurus upon 75 days prior written notice to us.

Right to Redeem Note. We have the option of prepaying the outstanding Amortizing Principal Amount in whole or in part by paying an amount equal to 130% of the principal amount being redeemed by giving at least seven (7) business days prior written notice of redemption to Laurus. In addition, we have the option of prepaying the outstanding Non-Amortizing Principal Amount in whole or in part by paying an amount equal to 130% of the Non-Amortizing Principal Amount to be redeemed by giving at least seven (7) business days prior written notice of redemption.

Security of Note. The Note is secured by a blanket lien on substantially all of the assets acquired in the Savage transaction, including the restricted cash account, pursuant to the terms of the security agreement executed by us. In the event we default under the agreements with Laurus, Laurus may enforce its rights as a secured party and accelerate payments under the Note and we may lose all or a portion of the assets acquired from Savage.

Registration Rights. Pursuant to the terms of the Registration Rights Agreement between Laurus and us, we were obligated to file a registration statement registering 10,666,666 shares of our common stock issuable upon conversion of the Note and exercise of the Warrant. We were required to file a registration statement on or before December 12, 2004 and have the registration statement declared effective on or before March 31, 2005. On October 29, 2004, we filed a registration statement on Form SB-2 which included the Laurus shares and was declared effective on June 30, 2005. Because the registration statement was not declared effective within the timeframe described, we would have been obligated to pay Laurus a fee equal to 2.0% of the aggregate original principal amount of the Note for each 30 day period (pro rated for partial periods) that such registration conditions were not satisfied but this obligation was waived in the Amendment No. 1. Pursuant to Amendment No. 1 to the Registration Rights Agreement, we are obligated to file a registration statement registering the 1,000,000 shares of our common stock issuable upon exercise of the New Warrant. We are obligated to file a registration statement on any date after January 28, 2005 upon which we file a registration statement with the Securities and Exchange Commission relating to the resale of our common stock on or before August 1, 2005. Further, pursuant to the amendment agreement executed on April 28, 2004, we have agreed to file semi-annual registration statements to register shares of our common stock issued to Laurus for the conversion of interest under the Note.

Right of First Refusal. Subject to certain exceptions, we have granted Laurus a right of first refusal to provide additional financing to us in the event that we propose additional debt financing or to sell any equity securities of Petrol.

Additional Restrictions. The financing documents contain certain restrictions regarding our operations while 25% of the principal amount of the Note is outstanding. Such restrictions include our agreement that, except with Laurus’ prior written consent (such consent not to be unreasonably withheld), we will not issue any (i) debt securities with a continuously variable/floating conversion feature which are or could be (by conversion or registration) free-trading securities, or (ii) any equity securities with a continuously variable/floating conversion feature which are or could be (by conversion or registration) free-trading securities, provided that no consent shall be necessary on the issuance of equity securities having such a variable/floating conversion feature where the conversion price is subject to a specified minimum “floor” price per share.

In addition, the financing documents, among other things, (i) prohibit us from paying dividends, issuing any preferred stock that is manditorily redeemable, or redeem any of our preferred stock or other equity interests, (ii) prohibit us from incurring additional debt other than (1) trade debt and debt incurred to finance the purchase of equipment, (2) any indebtedness incurred in connection with the purchase of assets in the ordinary course of business, (3) cancel any indebtedness owing to us in excess of $50,000 in the aggregate during any 12 month period, or (4) assume, guarantee, endorse or otherwise become liable in connection with any obligations of any other Person, except the endorsement of negotiable instruments by us for deposit or collection or similar transactions in the ordinary course of business.

Nevada Laws

The Nevada Business Corporation Law contains a provision governing “Acquisition of Controlling Interest.” This law provides generally that any person or entity that acquires 20% or more of the outstanding voting shares of a publicly-held Nevada corporation in the secondary public or private market may be denied voting rights with respect to the acquired shares, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights in whole or in part. The control share acquisition act provides that a person or entity acquires “control shares” whenever it acquires shares that, but for the operation of the control share acquisition act, would bring its voting power within any of the following three ranges:

1.	20 to 33 1/3%,
2.	33 1/3 to 50%, or
3.	more than 50%.

A “control share acquisition” is generally defined as the direct or indirect acquisition of either ownership or voting power associated with issued and outstanding control shares. The stockholders or board of directors of a corporation may elect to exempt the stock of the corporation from the provisions of the control share acquisition act through adoption of a provision to that effect in the articles of incorporation or bylaws of the corporation. Our articles of incorporation and bylaws do not exempt our common stock from the control share acquisition act.

The control share acquisition act is applicable only to shares of “Issuing Corporations” as defined by the act. An Issuing Corporation is a Nevada corporation, which;

1.	has 200 or more stockholders, with at least 100 of such stockholders being both stockholders of record and residents of Nevada; and
2.	does business in Nevada directly or through an affiliated corporation.

At this time, we do not have 100 stockholders of record resident of Nevada. Therefore, the provisions of the control share acquisition act do not apply to acquisitions of our shares and will not until such time as these requirements have been met. At such time as they may apply to us, the provisions of the control share acquisition act may discourage companies or persons interested in acquiring a significant interest in or control of Petrol, regardless of whether such acquisition may be in the interest of our stockholders.

The Nevada “Combination with Interested Stockholders Statute” may also have an effect of delaying or making it more difficult to effect a change in control of Petrol. This statute prevents an “interested stockholder” and a resident domestic Nevada corporation from entering into a “combination,” unless certain conditions are met. The statute defines “combination” to include any merger or consolidation with an “interested stockholder,” or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an “interested stockholder” having;

1.	an aggregate market value equal to 5 percent or more of the aggregate market value of the assets of the corporation;
2.	an aggregate market value equal to 5 percent or more of the aggregate market value of all outstanding shares of the corporation; or
3.	representing 10 percent or more of the earning power or net income of the corporation.

An “interested stockholder” means the beneficial owner of 10 percent or more of the voting shares of a resident domestic corporation, or an affiliate or associate thereof. A corporation affected by the statute may not engage in a “combination” within three years after the interested stockholder acquires its shares unless the combination or purchase is approved by the board of directors before the interested stockholder acquired such shares. If approval is not obtained, then after the expiration of the three-year period, the business combination may be consummated with the approval of the board of directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of;

1.

the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested stockholder, whichever is higher;

2.	the market value per common share on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher; or
3.	if higher for the holders of preferred stock, the highest liquidation value of the preferred stock.

Transfer Agent

The transfer agent for our common stock is Pacific Stock Transfer Company, 500 E. Warm Springs Road, Suite 240, Las Vegas, NV 89119.

INTEREST OF NAMED EXPERTS AND COUNSEL

The financial statements of Petrol as of December 31, 2004 and December 31, 2003 are included in this prospectus and have been audited by Weaver & Martin, LLC, an independent auditor, as set forth in their report appearing elsewhere in this prospectus and are included in reliance upon such reports given upon the authority of such firm as an expert in accounting and auditing.

The audited statement of combined revenues and direct operating expenses and pro forma condensed financial statements for the purchase of the assets from Savage Resources, LLC and Savage Pipeline, LLC have been prepared by Weaver & Martin, LLC, an independent auditor, as set forth in their report appearing elsewhere in this prospectus and are included in reliance upon such reports given upon the authority of such firm as an expert in accounting and auditing.

The legality of the shares offered hereby will be passed upon for us by Stoecklein Law Group, 402 West Broadway, Suite 400, San Diego, California 92101.

Neither of Weaver & Martin nor Stoecklein Law Group has been hired on a contingent basis, will receive a direct or indirect interest in Petrol or have been a promoter, underwriter, voting trustee, director, officer, or employee, of Petrol.

Certain information with respect to Petrol’s oil and gas reserves derived from the report of McCune Engineering P.E., independent consulting engineers, has been included upon the authority of said firm as experts with respect to matters covered by such report and in giving such report.

DISCLOSURE OF COMMISSION

POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

No director of Petrol will have personal liability to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director involving any act or omission of any director since provisions have been made in our articles of incorporation limiting liability. The foregoing provisions shall not eliminate or limit the liability of a director for:

•	any breach of the director’s duty of loyalty to us or our stockholders
•	acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law
•	for any transaction from which the director derived an improper personal benefit.

Our Bylaws provide for indemnification of our directors, officers, and employees in most cases for any liability suffered by them or arising out of their activities as directors, officers, and employees if they were not engaged in willful misfeasance or malfeasance in the performance of their duties; provided that in the event of a settlement the indemnification will apply only when the board of directors approves settlement and reimbursement as being for our best interests.

Our officers and directors are accountable to us as fiduciaries, which means they are required to exercise good faith and fairness in all dealings affecting Petrol. In the event that a stockholder believes the officers and/or directors have violated their fiduciary duties, the stockholder may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce the stockholder’s rights, including rights under federal and state securities laws and regulations to recover damages from and require an accounting by management. Stockholders, who have suffered losses in connection with the purchase or sale of their interest in Petrol in connection with a sale or purchase, including the misapplication by any officer or director of the proceeds from the sale of these securities, may be able to recover losses from us.

We undertake the following:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this type of indemnification is against public policy as expressed in the Act and is unenforceable.

DESCRIPTION OF BUSINESS

Business Development

Petrol Oil and Gas, Inc. was incorporated in the State of Nevada in March of 2000 as Euro

Technology Outfitters. On August 19, 2002, we executed an Asset Purchase Agreement with Petrol Energy, Inc., whereby we issued 10,918,300 shares of our restricted common stock to Petrol Energy in exchange for certain assets and liabilities. The assets we acquired from Petrol Energy included approximately 289 oil and gas mineral leases.

On August 20, 2002, we amended our Articles of Incorporation to change our name from Euro Technology Outfitters to Petrol Oil and Gas, Inc.

On August 21, 2002, our then sole officer and director tendered 5,826,240 shares of our stock for cancellation.

The above mentioned events provide the platform for the current formation and operation of the Company.

Business of Issuer

Petrol is an oil and gas exploration, development and production company. Our primary business objective is to create value in the company through the acquisition, development and production of economic quantities of natural gas from buried coal seams, denoted as coal-bed methane (CBM) and other gas bearing formations, as well as the production of oil. The first step in value creation was achieved through the acquisition of the mineral leases from Petrol Energy and others. Petrol has continued its mineral leasing efforts and as of December 31, 2004 we have acquired mineral lease agreements totaling approximately 169,000 gross acres (137,000 net acres). Last quarter of 2004 was the first quarter of any significant income for Petrol with total revenues from oil and gas production of approximately $866,924.

Petrol has Net Proved Gas and Oil reserves which will generate Discounted Future Net Cash Flows of about $23.28 Million. Petrol’s daily gas production at year end from its Petrol-Neodesha project averaged about 2.90 Million cubic feet per day (2.10 Million cubic feet per day of net production to the Company).

Petrol has drilled and tested a total of 23 CBM wells on selected leases in its Kansas and Missouri projects. Data from these wells will help us design a future drilling and gas gathering program for these project areas.

Continued development of Petrol’s leased acreage that contains Proven reserves will be financed primarily through revenues derived from current and ongoing oil and gas sales and from debt related funding. Should we be successful in acquiring debt related funding it should substantially accelerate the development process.

In Petrol’s leased areas that contain Probable and Possible gas reserves, Petrol will determine whether it can produce sufficient amounts of oil and/or natural gas to be commercially viable. If an area is shown to be commercially productive, we intend to explore several methods of funding development and gas gathering operations in that area. The most conservative method would be to limit development to the extent it could be funded through revenues obtained from sales of our ongoing oil and gas production. An accelerated development program could be established by making use of Working Interest (WI) or Joint Venture (JV) partners that would contribute to the costs of drilling and completion and then share in revenues derived from future production. A further acceleration plan could be established which would incur debt to fund drilling and gathering activities at a pace that would allow greater leverage of our current lease position. These economic alternatives may allow us to utilize our own financial assets for the creation of value through the growth of our leased acreage holdings, the acquisition of strategic oil and gas producing companies and generally expand our existing operations.

The Market: Natural Gas Supply and Demand

The National Petroleum council estimates the US demand for natural gas to increase from 22 Trillion cubic feet (TCF) in 1998 to over 31 TCF by 2015. This nearly 50% increase in demand for natural gas coupled with constrained supplies from conventional sources and storage facilities suggests an urgent need for new gas sources. Although conventional gas sources such as high permeability sandstones currently supply about 60% of the US demand (13 TCF in 1998), projections indicate a flat to declining supply through year 2015. The shortfall in conventional gas supply is expected to be taken up by production from un-conventional sources such as tight gas sandstones/shales, associated gas, and CBM.

CBM shows great promise as a future source of natural gas, with the US Geological Survey estimating some 700 TCF contained in 6 major CBM basins in the continental US. This constitutes an enormous reserve, almost the entire US demand for the next 25 years. The Western Interior Basin covering portions of Oklahoma, Kansas, and Missouri is one of those 6 major basins. The Gas Research Institute estimates CBM gas reserves in the Forrest City and Cherokee basin, the two sub-basins of the Western Interior Basin contain approximately 7 TCF. Petrol’s leases all lie within one or both of these sub-basins

Given the current volatility of the natural gas market, hedging has become a part of Petrol’s operating strategy. We believe the current supply and demand fundamentals will lead to a strengthening in prices. Consequently, Petrol intends to continually evaluate its hedge position, if any, and enter into contracts accordingly.

CBM Production

CBM production is similar to conventional natural gas production in terms of the physical production facilities and the product produced. However, surface mechanics and some production characteristics of CBM wells are quite different from traditional natural gas production wells. Methane gas is created as part of the coalification process. Coals vary in their methane gas content which is defined by the industry as cubic feet of gas per ton of coal. Conventional natural gas wells assume a porous and permeable reservoir, hydrocarbon migration and a natural structural or stratigraphic trap. However, CBM is trapped in the molecular structure of the coal itself until it is released by pressure changes, resulting from water removal from the coal-bed.

Water completely permeates coal-beds and the natural fracture system or cleats as they are normally referred. In good producing areas the cleats are pervasive throughout the coal-beds. CBM gas, principally methane, is adsorbed onto the grain surfaces of the coal. To produce CBM, the water must be drawn off first, lowering the pressure so that the methane gas will desorb from the coal thus allowing gas to flow from the coal into the de-watered cleats that act as high permeable conduits to the well bore, where gas can be produced at the well head. These cleats are assumed to have been formed during the coalification and uplifting processes. If cleat permeability is adequately developed it may allow commercial quantities of methane gas to be produced from the well. The qualities of productive CBM wells include coal quality, the content of natural gas per ton of coal, thickness of the coal-beds, reservoir pressure, existence of natural fractures, and overall permeability of the coal-bed.

CBM production also differs from conventional gas production that normally starts at its highest production rate and then declines with time. Because coal-beds have water residing within the cleats the water needs to be withdrawn in order to promote production of the adsorbed gases. Thus, for the case of CBM, initial water production is high and diminishes with time. CBM gas production, however, starts at a relatively low rate reaching a peak some months later and then begins to decline.

CBM production is attractive due to several geological factors. Coal stores six or seven times as much gas as a conventional natural gas reservoir of equal rock volume due to the large internal surface area of coal. Significant amounts of coal are accessible at shallow depths, making well drilling and completion relatively inexpensive. Finding costs are also low since methane occurs in coal deposits, and the location of the Nation’s coal resources is well defined by the USGS.

Corporate Business Objectives

Petrol’s primary business objective is to create value in the company through the production of economic quantities of natural gas from CBM and other producible intervals. In the 6 major US CBM basins the coal-beds vary greatly in thickness, quality and gas content. They also range in depths from very near surface, less than 500 ft, to very deep, greater than 25,000 ft. The difficulty, risks and costs associated with extracting CBM from deep formations increases quite rapidly and nonlinearly with depth. Average depth for a well in the areas where Petrol holds leases range between 600 ft and 1,700 ft.

Petrol intends to achieve its objective of continuously creating value by:

(a)	Establishing suitable scaled and financed development programs to realize commercial production from proven reserves on our existing leased acreage.
(b)	Determining the appropriate financing and development methods to realize production from probable reserves in relative close proximity to our existing proven leased acreage.
(c)	Assessing farm out arrangements for non core leases or geographies.
(d)	Adding mineral leases in core areas to achieve economies of scale, while continually selling marginal and non strategic leased properties.
(e)	Acquiring and developing potentially high profit margin leased properties, including producing oil and gas fields.
(f)	Enhancing the value of our production through the use of marketing arrangements and forward sales of known production.

Developmental Program

Petrol acquired leases in the Forrest City and Cherokee Basins because the leased area had the following attributes:

•	relatively shallow CBM (<2,500 ft),
•	good coal rank, gas content and distribution within the basin,
•	low cost mineral leases,
•	access to interstate pipeline systems, and
•	nearby oil and gas services.

The Western Interior Basin located in the mid-continent, where the Petrol leases are located, shows great promise because the basin embodies an extensive aerial distribution of near shallow buried coal-beds, appears to contain large quantities of high quality natural gas and has several readily available interstate pipelines for sales and distribution. It appeared that an area well suited for Petrol’s Coal Creek Project was in and around Coffey County, Kansas, where gas bearing coals are contained within the Forrest City and Cherokee basins, sub-basins of the larger Western Interior basin.

Since portions of the acquired mineral leases have existing oil or gas wells, some of them are being considered for re-completion in sandstones and/or coal-beds that appear economically productive. These will add to our knowledge base and may provide financial support for anticipated expansion. This developmental strategy is exemplified in our Petrol-Neodesha project which produces approximately 2.9 Million cubic feet of gas per day (2.10 Million cubic feet per day of net production to the Company).

Operational Area

As an oil and gas exploration and development company, Petrol’s primary objective is the development of CBM gas production projects. We identified CBM early on as an area in the oil and gas industry that was gaining recognition as a viable source of natural gas and was experiencing above average growth. Petrol expects to focus investment efforts in natural gas well development projects located within known or highly-likely gas-bearing CBM formations in southeastern Kansas and western Missouri.

The Western Interior Coal Region includes three basins in the central United States that contain gas bearing coal deposits of similar area and rank. They are the Arkoma, Forest City and Cherokee Basins. Together these three basins stretch from western Arkansas and central Oklahoma northward through eastern Kansas and western Missouri into central Iowa. Our primary interests lie within areas overlaying the Cherokee basin and portions of the Forest City Basin which are defined geographically as the area bounded to the north by Bourbon Arch, to the east and southeast by Ozark Dome, and to the west by the Nemaha uplift, encompassing northern Oklahoma, southeastern Kansas, and southwestern Missouri.

The Cherokee Basin formation contains Pennsylvanian age coal-beds which are believed to be relatively contiguous throughout the entire basin. Coal found throughout the basin is generally of the same age and type and therefore theoretically should contain similar quantities and quality of gas. Historically, the majority of CBM gas production in Kansas has been in southeastern counties such as Labette, Wilson, Neosho and Cherokee counties, where coal seams and black shale averaging four feet in thickness produce commercial quantities of CBM gas. Our Petrol-Neodesha project is located within this producing Cherokee basin area.

Petrol’s producing leases known as Petrol-Neodesha, in the Neosho and Wilson counties, account for approximately 10,000 of the total 169,000 gross (137,000 net) leased acres. These properties are in active production with 77 CBM producing wells that produce approximately 3.0 million cubic feet of gas per day (2.17 Million cubic feet per day of net production to the Company). Studies to drill additional wells and enhance the gas gathering system were refined into an advanced development plan during the first quarter of 2005 and portions of the plan were executed in the second quarter of 2005. This plan will serve as the blueprint to enhance the value of these properties and provide knowledge for development of remaining leases in other nearby counties where the company has leases. These properties have provided the company with a revenue stream and certain value in proven producing reserves.

Currently there are some CBM wells producing in the area of Petrol’s Coal Creek project in Coffey County, Kansas. That production information, along with drilling logs from oil exploration in and surrounding our Coal Creek project area, typically confirm the uniformity of the coal-beds, indicating coal seams similar to those found to the south in our Petrol-Neodesha area. The rate and scope of production and delivery for this area is currently being analyzed.

We are concentrating our efforts towards realizing value from existing production and developmental leases, but will continue to enhance and perfect our lease portfolio as and when opportunities arise.

Leasing Activities

As of December 31, 2004, we have about 900 signed lease agreements totaling approximately 169,000 gross acres (137,000 net acres). These leases are contained within Coffey County, Kansas and the adjacent counties of Anderson, Osage, Lyon, Franklin, Woodson, Wilson and Neosho as well as Cass and Bates counties in western Missouri. In the event that we are successful in the development phase of our plan and find commercially producible gas or oil, we intend to lease additional available mineral rights to the extent that we believe such land will further our exploration and development activities and provide increased value to Petrol.

In the second quarter of 2005, we acquired an additional 400 gross acres adjacent to our producing property, Petrol-Neodesha and have committed to drill three well this year on these newly acquired leases.

All of the mineral leases that Petrol has executed grant it the exclusive right to explore for and develop oil, gas and other hydrocarbons and minerals that may be produced from wells drilled on the leased property without any depth restrictions. Each lease also grants us rights of way to easements for laying pipelines and servicing or drilling other wells in the vicinity of the leased property.

Our lease agreements vary both in term and price per acre. Some of our leases are for 2 year periods at $2/acre with extensions for 3 additional years, others are for 3 year periods at $3/acre with extensions for 3 additional years, while others are for 5 years at $1/acre with extensions for 3 additional years, and finally others are for 5 years at $10/acre with extensions for 3 additional years.

Our leases are on a paid up basis. Petrol has agreed to pay each lessor a royalty equal to 12.5% of any oil, gas or other minerals that may be produced from wells drilled on their leased property. In the event of a shut-in well capable of producing oil or gas, we have agreed to pay the lessor a royalty per net mineral acre. All the lease agreements allow Petrol to hold the lease with production.

Under its leases, Petrol has the right to pool the leased property with other land owned or leased by it in the immediate vicinity for the production of oil or gas. With respect to shallow gas and associated hydrocarbons produced in conjunction therewith, we have the right to pool or unitize the leased properties into a development pool of a maximum of 3,000 acres if we have drilled at least 2 wells within the pooled unit no later than 1 year after the expiration of the primary term of the lease.

We have completed a standard due diligence process on our leased property, including obtaining a title or title insurance to confirm our rights to any oil, gas or other minerals produced pursuant to our leases. Our final interest in any oil, gas or other mineral that we produce may vary depending upon negotiations with the mineral owners, financers, if any, as well organizations that we may contract to perform drilling, completion and operating activities on our wells.

Petrol has rights to a 100% working interest in approximately 169,000 gross acres (137,000 net acres) located in southeast Kansas and Western Missouri. A “working interest” is the operating interest that gives us, as the operator, the right to drill, produce and conduct operating activities on the property and a share of production. Petrol has a Net Revenue interest (NRI) between 79.5% and 84.375% on all 169,000 gross acres (137,000 net acres). In addition, Petrol is the managing member of three (3) limited liability companies with (i) 640 acres held by production (HBP); (ii) 480 acres HBP; and (iii) 640 acres HBP; wherein, Petrol owns a 20% NRI.

Until the acquisition of the Petrol-Neodesha gas producing property in Neosho and Wilson counties, most of our capital expenditures were associated with the acquisition of oil and gas mineral leases, raising capital and administrative costs. Our strategy now shifts to that of realizing value from those expenditures through the drilling and production of our properties, starting in our proven reserve areas. We intend to continue to expand our lease base, as appropriate. The rate of development will be carefully designed to blend external financing with income form existing production and other sources.

Gas Purchase and Sale Agreement

On July 7, 2004, Petrol entered into a Gas Purchase and Sale Agreement with Big Creek Field Services, LLC, a Kansas limited liability company, wherein we agreed to sell and Big Creek agreed to purchase our available supply of gas. The term of the agreement is for 10 years and shall continue year-to-year thereafter, unless terminated by either party.

To reduce our exposure to unfavorable changes in natural gas prices we utilize energy swaps in order to have a fixed-price contract. These contracts allow us to be able to predict with greater certainty the effective natural gas prices to be received for hedged production and benefit operating cash flows and earnings when market prices are less than the fixed prices provided under the contracts. However, we will not benefit from market prices that are higher than fixed prices in contracts for hedged production. If we are unable to provide the quantity that we have contracted for we will have to go to the open market to purchase the required amounts that we have contracted to provide.

In 2005, Petrol entered into contracts with Seminole Energy Services LLC to sell 60,000 mmbtu per month for the period of March 2005 to February 2006 at various fixed prices with the overall average price of $5.99.

Governmental Regulations

Regulation of Oil and Natural Gas Production. Our oil and natural gas exploration, production and related operations, when developed, are subject to extensive rules and regulations promulgated by federal, state, tribal and local authorities and agencies. For example, some states in which we may operate require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of oil and natural gas. Such states may also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum rates of production from wells, and the regulation of spacing, plugging and abandonment of such wells. Failure to comply with any such rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry will most likely increase our cost of doing business and may affect our profitability. Although we believe we are currently in substantial compliance with all applicable laws and regulations, because such rules and regulations are frequently amended or reinterpreted, we are unable to predict the future cost or impact of complying with such laws. Significant expenditures may be required to comply with governmental laws and regulations and may have a material adverse effect on our financial condition and results of operations.

Federal Regulation of Natural Gas. The Federal Energy Regulatory Commission (“FERC”) regulates interstate natural gas transportation rates and service conditions, which may affect the marketing of natural gas produced by us, as well as the revenues that may be received by us for sales of such production. Since the mid-1980’s, FERC has issued a series of orders, culminating in Order Nos. 636, 636-A and 636-B (“Order 636”), that have significantly altered the marketing and transportation of natural gas. Order 636 mandated a fundamental restructuring of interstate pipeline sales and transportation service, including the unbundling by interstate pipelines of the sale, transportation, storage and other components of the city-gate sales services such pipelines previously performed. One of FERC’s purposes in issuing the order was to increase competition within all phases of the natural gas industry. The United States Court of Appeals for the District of Columbia Circuit largely upheld Order 636 and the Supreme Court has declined to hear the appeal from that decision. Generally, Order 636 has eliminated or substantially reduced the interstate pipelines’ traditional role as wholesalers of natural gas in favor of providing only storage and transportation service, and has substantially increased competition and volatility in natural gas markets.

The price we may receive from the sale of oil and natural gas liquids will be affected by the cost of transporting products to markets. Effective January 1, 1995, FERC implemented regulations establishing an indexing system for transportation rates for oil pipelines, which, generally, would index such rates to inflation, subject to certain conditions and limitations. We are not able to predict with certainty the effect, if any, of these regulations on our intended operations. However, the regulations may increase transportation costs or reduce well head prices for oil and natural gas liquids.

Environmental Matters

Our operations and properties subject to extensive and changing federal, state and local laws and regulations relating to environmental protection, including the generation, storage, handling, emission, transportation and discharge of materials into the environment, and relating to safety and health. The recent trend in environmental legislation and regulation generally is toward stricter standards, and this trend will likely continue. These laws and regulations may:

  require the acquisition of a permit or other authorization before construction or drilling commences and for certain other activities;

  limit or prohibit construction, drilling and other activities on certain lands lying within wilderness and other protected areas; and

  impose substantial liabilities for pollution resulting from our operations.

The permits required for our operations may be subject to revocation, modification and renewal by issuing authorities. Governmental authorities have the power to enforce their regulations, and violations are subject to fines or injunctions, or both. In the opinion of management, we are in substantial compliance with current applicable environmental laws and regulations, and have no material commitments for capital expenditures to comply with existing environmental requirements. Nevertheless, changes in existing environmental laws and regulations or in interpretations thereof could have a significant impact on us, as well as the oil and natural gas industry in general.

The Comprehensive Environmental, Response, Compensation, and Liability Act (“CERCLA”) and comparable state statutes impose strict, joint and several liability on owners and operators of sites and on persons who disposed of or arranged for the disposal of “hazardous substances” found at such sites. It is not uncommon for the neighboring land owners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. The Federal Resource Conservation and Recovery Act (“RCRA”) and comparable state statutes govern the disposal of “solid waste” and “hazardous waste” and authorize the imposition of substantial fines and penalties for noncompliance. Although CERCLA currently excludes petroleum from its definition of “hazardous substance,” state laws affecting our operations may impose clean-up liability relating to petroleum and petroleum related products. In addition, although RCRA classifies certain oil field wastes as “non-hazardous,” such exploration and production wastes could be reclassified as hazardous wastes thereby making such wastes subject to more stringent handling and disposal requirements.

ESA. The Endangered Species Act (“ESA”) seeks to ensure that activities do not jeopardize endangered or threatened animal, fish and plant species, nor destroy or modify the critical habitat of such species. Under ESA, exploration and production operations, as well as actions by federal agencies, may not significantly impair or jeopardize the species or its habitat. ESA provides for criminal penalties for willful violations of the Act. Other statutes that provide protection to animal and plant species and that may apply to our operations include, but are not necessarily limited to, the Fish and Wildlife Coordination Act, the Fishery Conservation and Management Act, the Migratory Bird Treaty Act and the National Historic Preservation Act. Although we believe that our operations will be in substantial compliance with such statutes, any change in these statutes or any reclassification of a species as endangered could subject us to significant expenses to modify our operations or could force us to discontinue certain operations altogether.

Competition

We compete with numerous other oil and gas exploration companies. Many of these competitors have substantially greater resources than we do. Should a larger and better financed company decide to directly compete with us, and be successful in its competitive efforts, our business could be adversely affected.

Personnel

We currently have four full time employees and two part time employees as well as eight contract personnel that support and operate our field operations. As drilling production activities increase, we intend to hire additional technical, operational and administrative personnel as appropriate. None of our employees are subject to any collective bargaining agreements; however, we have entered into employment agreements with Paul Branagan and Gary Bridwell. We expect a significant change in the number of full time employees over the next 12 months. However, at this time we are unable to quantify exactly how many. We intend to use the services of independent consultants and contractors to perform various professional services, particularly in the area of land services, drilling, water hauling, pipeline construction, well design, well-site monitoring and surveillance, permitting and environmental assessment. We believe that this use of third-party service providers may enhance our ability to contain general and administrative expenses.

Effective May 9, 2005, John Garrison resigned as Chief Financial Officer of the Company. Concurrently, the board of directors appointed Lawrence Finn as Vice President and Chief Financial Officer of the Company. We agreed to compensate Mr. Finn an annual base salary of $130,000 which will be subject to an annual review. We also agreed to award Mr. Finn with option to purchase 60,000 shares of our common stock at $2.23 per share with a vesting plan of 33% per year for 3 years. We also agreed to provide Mr. Finn with a furnished apartment, including utilities, and reasonable travel expense for a period of eight months in Las Vegas while Mr. Finn finds suitable housing.

Our proposed personnel structure could be divided into three broad categories: management and professional, administrative, and project field personnel. As in most small companies, the divisions between these three categories are somewhat indistinct, as employees are engaged in various functions as projects and work loads demand.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion should be read in conjunction with the financial statements section included elsewhere in this prospectus.

Overview

Information we provide in this Prospectus or statements made by our directors, officers or employees may constitute "forward-looking" statements and may be subject to numerous risks and uncertainties. Any statements made in this Prospectus, including any statements incorporated herein by reference, that are not statements of historical fact are forward-looking statements (including, but not limited to, statements concerning the characteristics and growth of our market and customers, our objectives and plans for future operations and products and our liquidity and capital resources). Such forward-looking statements are based on current expectations and are subject to uncertainties and other factors, which may involve known and unknown risks that could cause actual results of operations to differ materially from those projected or implied. Further, certain forward-looking statements are based upon assumptions about future events, which may not prove to be accurate. Risks and uncertainties inherent in forward-looking statements include, but are not limited to:

•	fluctuations in our operating results;

•	announcements of new exploratory drilling programs or new properties we develop or acquire;

•	developments with respect to the oil and gas industry;

•	changes in domestic or international conditions beyond our control that may disrupt our or our customers' or distributors' ability to meet contractual obligations;

•	our ability to obtain additional financing, as necessary, to fund both our long and short term business plans;

•	fluctuations in market demand for and supply of oil and gas;

•	price and volume fluctuations in the stock market at large which do not relate to our operating performance.

The forward-looking information set forth in this Prospectus is as of March 31, 2005 and we undertake no duty to update this information. Should events occur subsequent to March 31, 2005 that make it necessary to update the forward-looking information contained in this Prospectus, the updated forward-looking information will be filed with the SEC in a Quarterly Report on Form 10-QSB, as an earnings or other release included as an exhibit to a Form 8-K or as an amendment to this registration statement, each of which will be available at the SEC's website at www.sec.gov. More information about potential factors that could affect our business and financial results is included in the section entitled "Risk Factors" beginning on page 8 of this Prospectus.

OVERVIEW AND OUTLOOK

We are an oil and gas exploration, development and production company. Our properties are located in the Cherokee Basin along the Kansas and Missouri border. Our corporate strategy is to continue building value in the Company through the development and acquisition of gas and oil assets that exhibit consistent, predictable, and long-lived production. Our current focus is Coal Bed Methane reservoirs in the central U.S., which produce both Coal Bed Methane and conventional gas.

Our recent activities have consolidated a strong lease position in CBM that contains quality proven gas reserves, some of which are adjacent to interstate pipeline systems which would provide ready sales market for our produced gas. Our focus now turns to developing and producing those leases so as to realize the value held in them. With 169,000 gross leased acres (137,000 net acres) the task of developing the properties with wells on 160 acre spacing will involve in excess of 1,000 wells.

The last quarter of 2004 was our first quarter to generate any significant income with total revenues from oil and gas production amounting to approximately $822,739. The revenues generated were primarily derived from the $10 million acquisition of certain assets owned by Savage Resources, LLC and Savage Pipeline, LLC (the “Petrol-Neodesha”). The acquisition includes leasehold rights to approximately 10,000 gross acres (7,620 net acres) and 72 producing gas wells in the Thayer Gas Field, in Southeast Kansas, 8 water disposal wells, about 56 miles of gas gathering and water lines as well as gas compressor sites and a fully equipped operations and maintenance shop. Daily gas production from Petrol-Neodesha at the end of December 2004 averaged 2.90 Million cubic feet per day (2.10 Million cubic feet per day of net production to the Company). This purchase provides an ongoing source of revenue and cash for the company, and moves us to the next stage of value creation. A copy of the audited statement of combined revenues and direct operating expenses and pro forma condensed financial statements for the purchase of the assets from Savage Resources, LLC and Savage Pipeline, LLC are attached to this prospectus commencing on page H-1.

In addition, we are the managing member of three (3) limited liability companies with (i) 640 acres held by production (HBP); (ii) 480 acres HBP; and (iii) 640 acres HBP; wherein, we own a 20% NRI.

We intend to continue seeking acquisition opportunities which compliment our current production. We intend to fund our development activity primarily through use of cash flow from operations and cash on hand, while seeking larger debt funding opportunities sufficient enough to develop a greater portion of our mineral leases.

We have developed and circulated an information package to seek funds for the development of our Coal Creek project in Coffey County, Kansas. The Coal Creek development plan is based upon drilling and completing some 540 wells over a two year period along with three gas gathering pipelines. The full development plan is expected to be executed in two phases. The first phase involves emplacing the basic gas gathering pipeline infra-structures and developing about 180 new CBM wells. Phase two includes finalizing the gas gathering pipeline and developing 360 new CBM wells. The anticipated costs of the full development plan is approximately $66,000,000 for which we expect to acquire funding through a debt structure from banks or mezzanine financiers. The pace of the development will obviously depend on the availability of the financing program, lender restrictions, general economic conditions, and potential other factors relevant to this type of development plan.

Our revenue, profitability and future growth rate depend substantially on factors beyond our control, such as economic, political and regulatory developments and competition from other sources of energy. Oil and natural gas prices historically have been volatile and may fluctuate widely in the future. Sustained periods of low prices for oil or natural gas could materially and adversely affect our financial position, our results of operations, the quantities of oil and natural gas reserves that we can economically produce and our access to capital.

Results of Operations for the Years Ended December 31, 2004 and 2003

The following overview provides a summary of key information concerning our financial results for the years ended December 31, 2004 and 2003.

	2004	2003	Increase
	Amount	Amount	(Decrease)
Revenue	$ 866,924	$ -	$ 866,924

Expenses:
Direct costs	221,339	-	221,339
General and administrative	1,000,029	343,941	656,088
Professional and consulting fees	1,906,036	1,374,754	531,282
Depreciation, depletion and amortization	213,475	-	213,475
Acquisition cost	654,000	-	654,000
Total	3,994,879	1,718,695	2,276,184

Net loss from operations	(3,127,955)	(1,718,695)	(1,409,260)
Other income (expense):
Interest and other income	39,417	1,067	38,350
Interest expense	(1,435,369)	(16,156)	(1,419,213)
Net loss	$(4,523,907)	$(1,733,784)	$(2,790,123)

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenue: Total revenue for the years ended December 31, 2004 and 2003 was $866,924 and $0. Historically, we have been in a development stage, acquiring various mineral leases and implementing all necessary capital improvements in order to become efficient in our production efforts. During the first three quarters of 2004 we had acquired and developed specific properties in order to begin production during the fourth quarter of 2004. Upon commencement of production, we have earned $142,298 through oil drilling efforts and $724,626 in gas production efforts.

Expenses:

Direct cost for the years ended December 31, 2004 and 2003 were $221,339 and $-0-, respectively, for and increase of $221,339. The increase is attributable to costs associated with the production of gas and oil.

General and administrative expenses for the years ended December 31, 2004 and 2003 were

$1,000,029 and $343,941, respectively, for an increase of $656,088. The increase is attributable to the additional overhead incurred in connection with the commencement of field operations.

Acquisition cost for the years ended December 31, 2004 and 2003 were $654,000 and $0, respectively, for an increase of $654,000. The increase is attributable to the acquisition of leases from CBM Energy, Inc.

Professional and consulting fees were $1,906,036 and $1,374,754 during the years ended December 31, 2004 and 2003, for an increase of $531,282. During the first and second quarters of 2004, we entered into several professional consulting agreements in order to successfully execute the private placement in the third quarter as well as obtain the required financing to complete the Petrol-Neodesha acquisition, which was the primary reason for the increase in professional and consulting fees.

Depreciation, depletion and amortization expense for the years ended December 31, 2004 and 2003 were $213,475 and $0. Historically, as a development stage company, we had not placed in service depreciable assets nor had we begun production eliminating the need for a depletion expense. As of December 31, 2004, we have completed all current acquisitions obligations and have commenced production.

Other Income (Expense):

Interest and other income for the years ended December 31, 2004 and 2003 was $39,417 and $1,067, respectively, for an increase of $38,350 which was derived from our $200,000 investment with CPA Investments.

Interest Expense for the years ended December 31, 2004 and 2003 was $1,435,369 and $16,156, respectively, for an increase of $1,419,213. During the year ended December 31, 2004, we acquired financing in the form of a convertible note in the amount of $8,000,000. Due to the nature of this debt instrument, we have calculated and expensed beneficial conversion of the note, which attributes $1,013,000 to the amount expensed. The additional increase over the prior year is allocated to the accrual of normal principal balance of the loan.

Net Loss: Our net loss for the years ended December 31, 2004 and 2003 was $4,523,907 and $1,733,784, respectively, for an increase loss in the amount of $2,790,123. Of these losses, approximately $1,800,000 was attributable to asset acquisitions and financing arrangements and the balance to increased overhead in connection with field operations and production costs.

Results of Operations for the Second Quarter of 2005 and 2004

The following overview provides a summary of key information concerning our financial results for the three months ended on June 30, 2005 and 2004.

	Three Months Ended June 30,
	2005	2004	Increase
	Amount	Amount	(Decrease)
Revenue	$ 1,805,491	$ -	$ 1,805,491

Expenses:

Direct operation costs	1,293,851	-	1,293,851
General and administrative	320,223	597,133	(276,910)
Professional and consulting fees	141,854	82,718	59,136
Depreciation, depletion and amortization	232,650	1,718	230,932
Acquisition cost	-	654,000	(654,000)
Total expenses	1,988,578	681,569	1,307,009

Loss from operations	(183,087)	(681,569)	(498,482)
Other income (expense):
Interest and other income	10,257	2,742	7,515
Interest expense	(457,618)	(762)	456,856
Net loss	$ (630,448)	$ (679,589)	(49,141)

Three Months Ended in 2005 Compared to Three Months Ended in 2004

Revenue: Total revenue was $1,805,491 and $-0- for the second quarter of 2005 and 2004, respectively. Historically, the Company has been in a development stage, acquiring various mineral leases and implementing all necessary capital improvements in order to become efficient in our production efforts. Our increase in revenue during the second quarter of 2005 is attributable to the acquisition of producing properties in Wilson and Neosho counties of Eastern Kansas during the fourth quarter of 2004. Also, during the second quarter of 2005, the Company increased the number of oil wells producing in various counties in Southeastern Kansas.

Direct operating costs are the costs associated with operating producing wells, and transporting the oil and natural gas to the market for sale. Operating costs totaled $1,293,851 and $-0- for the second quarter of 2005 and 2004, respectively, because there were no producing properties in 2004. This was and increase of $875,850 from the first quarter of 2005, which was due to extensive work over and repair cost on the Company’s oil properties during the second quarter.

Professional and consulting fees were $141,854 and $82,718 for the second quarters of 2005 and 2004, respectively, an increase of $59,136. The increase is a result of increased oil and gas operations and increased legal and accounting fees associated with the increased operations during 2005.

General and administrative expenses for the second quarter of 2005 were $320,223 compared to $597,133 in the second quarter of 2004, respectively, for a decrease of $276,910. The decrease is attributable to high loan fees in 2004.

Depreciation, depletion and amortization expense for the second quarter of 2005 and 2004 were $232,650 and $1,718 for an increase of $230,932. Historically, as a development stage company, we had not placed in service depreciable assets nor had we begun production eliminating the need for a depletion expense. The increase was a result of recently completed acquisition obligations and commencement of production.

Other Income (Expense):

Interest and other income for the second quarter of 2005 and 2004 was $10,257 and $2,742, respectively, for a increase of $7,515 which was the result of increased cash in 2005 due to the Laurus restricted funds account.

Interest Expense for the second quarter of 2005 and 2004 was $457,618 and $762, respectively, for an increase of $456,856. During the fourth quarter of 2004, we issued a long-term convertible note in the amount of $8,000,000 and the interest and accretion of warrant cost is associated with the note.

Net Loss: Our net loss for the second quarter of 2005 and 2004 was $630,448 and $679,589, respectively, for a decrease in net loss in the amount of $49,141. The Company had a $498,482 decrease in loss from operation due to the purchase of producing properties in November 2004, offset an increase of $456,856 interest expense due to the Laurus financing to purchase the producing properties.

The following overview provides a summary of key information concerning our financial results for the six months ended on June 30, 2005 and 2004.

	Six Months Ended June 30,
	2005	2004	Increase
	Amount	Amount	(Decrease)
Revenue	$ 2,996,102	$ -	$ 2,996,102

Expenses:
Direct operation costs	1,711,852	-	1,711,852
General and administrative	620,341	532,958	87,383
Professional and consulting fees	1,554,434	867,737	686,697
Depreciation, depletion and amortization	582,104	3,175	578,931
Acquisition cost	-	654,000	(654,000)
Total expenses	4,468,731	2,057,868	2,410,863

Loss from operations	(1,472,629)	(2,057,868)	(585,239)
Other income (expense):
Interest and other income	23,910	22,669	1,241
Interest expense	(853,433)	(1,715)	851,718
Net loss	$(2,302,152)	$(2,036,914)	265,238

Six Months in 2005 Compared to Six Months Ended in 2004

Revenue: Total revenue for the six months ended in 2005 and 2004 was $2,996,102 and $0. Historically, the Company has been in a development stage, acquiring various mineral leases and implementing all necessary capital improvements in order to become efficient in our production efforts. Our increase in revenue during the six months of 2005 is attributable to the acquisition of the producing properties in Wilson and Neosho counties of Eastern Kansas during the fourth quarter of 2004.

Expenses:

Direct operating costs are the costs associated with operating producing wells, and transporting the oil and natural gas to the market for sale. Operating costs totaled $1,711,852 and $0 for the six months ended in 2005 and 2004, respectively, because there were no producing properties in 2004.

Direct operating cost for the six months for gas wells and oil wells was $1,114,638 and $597,241, respectively.

Professional and consulting fees were $1,554,434 and $867,737 for the six months ended in 2005 and 2004, for an increase of $686,697. The increase is a result of our endeavors to obtain the necessary capital required to ultimately increase revenue. Our efforts have led us to various individuals with which we have entered into consulting agreements for services.

General and administrative expenses for the six months ended in 2005 and 2004 was $620,341 and $532,958, respectively, for an increase of $87,383. The increase is attributable to the additional overhead incurred in connection with the commencement of field operations.

Depreciation, depletion and amortization expense for the six months ended in 2005 and 2004 were $582,104 and $3,173. Historically, as a development stage company, we had not placed in service depreciable assets nor had we begun production eliminating the need for a depletion expense. The increase was a result of recently completed acquisition obligations and commencement of production.

Acquisition costs in the six months ended 2004 was the non-allocable amounts associated with the purchase of oil and gas assets.

Other Income (Expense):

Interest and other income for the six months ended in 2005 and 2004 was $23,910 and $22,669, respectively, for a increase of $1,241, which was the result of increased restricted funds as a result of the Laurus financing.

Interest Expense for the six months ended in 2005 and 2004 was $853,433 and $1,715, respectively, for an increase of $851,718. During the fourth quarter of 2004, we issued a long-term convertible note in the amount of $8,000,000 and the interest and accretion of warrant cost is associated with the note.

Net Loss: Our net loss for the six months of 2005 and 2004 was $2,302,152 and $2,036,914, respectively, for an increase loss in the amount of $265,238. The net loss was primarily attributable to us beginning our production and the increased interest expense directly associated with our current financing arrangements.

Operation Plan

During the next twelve months we plan to continue to focus our efforts on the sustained development and production of CBM on our existing properties, pursuing strategic acquisitions of producing properties and creating value by furthering our business plan.

We have developed and circulated an information package to solicit funds for the development of our Coal Creek project in Coffey County, Kansas. The Coal Creek development plan includes drilling and completing some 540 wells over a two year period along with three gas gathering pipelines. The anticipated costs of the full development plan is approximately $66,000,000 for which we expect to acquire funding through a debt structure from banks or mezzanine financiers. The pace of the development will obviously depend on the availability of the financing program. We also intend to fund portions of our field operations and development program through, capital raised in our unit offering, from revenues obtained from sales of our CBM gas and oil production, from outside lenders, and from proceeds of exercised warrants and options. In addition, we may take on Joint Venture (JV) or Working Interest (WI) partners that will contribute to the capital costs of drilling and completion and then share in revenues derived from production. This economic strategy may allow us to realize the value in our own financial assets toward the growth of our leased acreage holdings, pursue the acquisition of strategic oil and gas producing properties or companies and generally expand our existing operations.

Our future financial results will depend primarily on: (i) the ability to continue to produce gas and oil from existing wells; (ii) the ability to discover commercial quantities of natural gas and oil; (iii) the market price for oil and gas; and (iv) the ability to fully implement our exploration and development program, which is dependent on the availability of capital resources. In order to be successful in all or any of these respects, the prices of oil and gas prevailing at the time of production must be at a level allowing for profitable production, and we must be able to obtain additional funding to increase our capital resources.

Until late in 2004, we financed cash flow requirements through debt financing and the issuance of common stock for cash and services. With the acquisition of the Petrol-Neodesha and certain oil properties, we are currently generating ongoing revenue and cash from these properties. As we expand operational activities, we will weigh the pace of further drilling and development against the availability of internal and external funding.

Liquidity and Capital Resources

Financing. On October 28, 2004, we entered into agreements with Laurus Master Fund, Ltd., a Cayman Islands corporation. Under the terms of the Laurus Funds agreements we issued a Secured Convertible Term Note (the “Note”) in the aggregate principal amount of $8.0 million and a five-year warrant (the “Warrant”) to purchase 3,520,000 shares of our common stock at $2.00 per share and 1,813,333 shares of our common stock at $3.00 per share. The Note is convertible into shares of our common stock at a fixed conversion price of $1.50 per share. The Note has a three-year term and bears an interest rate equivalent to the “prime rate” published by the Wall Street Journal from time to time plus 3%, subject to a floor of 7.5% per annum.

Our net proceeds from the financing, after payment of fees and expenses to Laurus Funds and its affiliates, were $7,652,500. We utilized $7.0 million of the proceeds for the Petrol-Neodesha acquisition. In addition, we paid finders’ fees of: (i) $345,000 in cash; (ii) 50,000 shares of restricted common stock; and (iii) issued a warrant to purchase 100,000 shares of our common stock at $2.00 per share for a period of three years.

On January 28, 2005, we amended the Laurus Funds Secured Convertible Term Note and the Registration Rights Agreement. Laurus agreed to move six months of principal payments (January through May of 2005) to be paid on the Maturity Date (October 28, 2007). Additionally, Laurus agreed to extend certain filing and effectiveness dates under the registration rights agreement. In consideration for the amendment, we issued an additional common stock purchase warrant to Laurus to purchase up to 1,000,000 shares of our common stock at $2.50 per share for the first 666,667 shares and $3.00 per share for the next 333,333 shares. Further, we are required to file a registration statement covering the new warrant on or before August 1, 2005.

As of July 6, 2005, Laurus has converted $456,764.56 of principal payments and $354,760.43 of accrued interest into 541,017 shares of restricted common stock. The conversion of accrued interest allowed us access to additional cash to use in our operations.

Pursuant to the terms of the Registration Rights Agreement between Laurus and us, we were obligated to file a registration statement registering 10,666,666 shares of our common stock issuable upon conversion of the Note and exercise of the Warrant. We were required to file a registration statement on or before December 12, 2004 and have the registration statement declared effective on or before March 31, 2005. On October 29, 2004, we filed a registration statement on Form SB-2 which included the Laurus shares. Because the registration statement was not declared effective within the timeframe described, we were obligated to pay Laurus a fee equal to 2.0% of the aggregate original principal amount of the Note for each 30 day period (pro rated for partial periods) that such registration conditions were not satisfied. Pursuant to Amendment No. 1 to the Registration Rights Agreement, we are obligated to file a registration statement registering the 1,000,000 shares of our common stock issuable upon exercise of the New Warrant. We are obligated to file a registration statement on any date after January 28, 2005 upon which we file a registration statement with the Securities and Exchange Commission relating to the resale of our common stock or before August 1, 2005. Further, pursuant to the amendment agreement executed on April 28, 2004, we have agreed to file semi-annual registration statements to register shares of our common stock issued to Laurus for the conversion of interest under the Note.

Cash Flows. Since inception, we have financed cash flow requirements through debt financing and the issuance of common stock for cash and services. As we expand operational activities, we may continue to experience net negative cash flows from operations, pending receipt of sales or development fees, and will be required to obtain additional financing to fund operations through common stock offerings and debt borrowings to the extent necessary to provide working capital.

In our unit offering completed on October 7, 2004, we sold 5,633,333 units for a total purchase price of $6,760,000, which net of the offering costs totaled $6,141,200, all of which was paid in cash. Each unit consisted of 1 share of restricted common stock and 1 warrant. As part of the unit offering, we were required to use commercially reasonable efforts to file a registration statement with the SEC covering the units and have the registration declared effective within 120 days of the last Closing under the unit offering. On October 29, 2004, we filed a registration statement on Form SB-2 which included the units and was declared effective on June 30, 2005. The subscription agreement for the unit offering contains a liquidated damage clause calling for us to pay damages ranging from 1%-2% for each thirty day period the registration statement is not effective as follows; (i) 1% of the purchase price of the Units for the first 30 day period, (ii) 1.5% of the purchase price of the Units for the second 30 day period, and (iii) 2% of the purchase price of the Units for each 30 day period thereafter (i) and (ii). We believe we used commercially reasonable best efforts in an attempt to have the registration statement declared effective and therefore will not be subject to payment of the liquidated damages. However, in the event we are required to pay the liquidated damages, the impact on our operations could be material.

The following summarizes private placement offerings completed during 2004 and 2003:

Date	Description	Shares	Price per Share	Net Cash Proceeds	Warrants	Exercise Price

4/2003	Miscellaneous Sales	450,000	$0.75	$337,500	N/a	N/a

12/2003	IPO - Common Stock	2,350,473	$1.00	$2,286,098	N/a	N/a

10/2004	Unit Offering - Common Stock	5,633,333	$1.20	$6,141,200	5,633,333	$1.50

10/2004	Convertible Note	n/a	n/a	$8,000,000	4,186,667 2,146,666	$2.00 $3.00

Satisfaction of our cash obligations for the next 12 months.

A critical component of our operating plan impacting our continued existence is to efficiently manage the production from the Savage acquisition, our ability to obtain additional capital through additional equity and/or debt financing, and Joint Venture or Working Interest partnerships will also be important to our expansion plans. In the event we experience any significant problems assimilating acquired assets into our operations or cannot obtain the necessary capital to pursue our strategic plan, we may have to significantly curtail our operations. This would materially impact our ability to continue operations.

We have used the funds remaining in the Laurus restricted account and completed the first phase of our operations which is large field scale development. However, we anticipate the need for a significant amount of funds in order to fully develop both the Petrol-Neodesha property and our leased acreage.

Over the next twelve months we believe that our existing capital combined with cash flow from operations will not be sufficient to sustain operations and planned expansion without additional financing.

We may incur operating losses over the next twelve months. Our lack of operating history makes predictions of future operating results difficult to ascertain. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development and production, particularly companies in the oil and gas industry. Such risks include, but are not limited to, an evolving and unpredictable business model and the management of growth. To address these risks we must, among other things, implement and successfully execute our business and marketing strategy, continue to develop and upgrade technology and products, respond to competitive developments, and attract, retain and motivate qualified personnel. There can be no assurance that we will be successful in addressing such risks, and the failure to do so can have a material adverse effect on our business prospects, financial condition and results of operations.

Under our current operating plan, we are required to make certain lease payments to maintain our rights to develop and drill for oil and gas. These lease payments are material obligations to us.

As of December 31, 2004, we had assets of $17,832,354, and $7,803,727 in liabilities (total current liabilities of $2,588,433). Resulting in a stockholder’s equity of $10,028,627. As of June 30, 2005, we had assets of $17,029,628, and $7,948,413 in liabilities (total current liabilities of $2,708,869); resulting in a stockholder’s equity of $9,083,923.

Summary of product and research and development that we will perform for the term of our plan.

Field Development

Our original plan of operation for field development started with identifying the most promising and cost-effective drill sites on our current leased acres, drilling and testing wells to prove reserves, completing the more promising test wells, extracting the gas, oil and other hydrocarbons that we find, and delivering them to market. We believe that we have leased enough land to move forward with our field development and with the proceeds of our unit offering, combined with approximately $850,000 being held in a restricted account by Laurus, we are proceeding with the next phase of our operations which is large field scale development.

Our Petrol-Neodesha project has spacing for at least another 50 wells to fully develop this existing leased acreage. As part of our agreement with Laurus Master Funds during the purchase of this property approximately $850,000 was set aside to continue developing and improving Petrol-Neodesha. In addition we are in the process of enhancing our gas gathering system with the addition of a set of new booster pumps and larger diameter trunk lines. Finally, we have instituted a well remediation program for some older producing wells that is anticipated to also enhance production.

During our two year exploration and development phase of our plan of operation for the Coal Creek and Missouri projects, we drilled and tested a total of 23 CBM wells. These drilling and testing efforts have provided our geologists and engineers with data that support the quantitative determination concerning the gas content and commercially produceable amounts of CBM or other types of natural gas. Eighteen of these exploratory/test wells are contained within our Coal Creek project in Coffey county, Kansas. Most are in proximity to an existing interstate gas pipeline and one is already included in a recent gas sales contract. The total drilling depth for our Kansas project wells is approximately 1,700 ft.

The remaining five exploratory/test wells were drilled on our Missouri Project in Cass County Missouri. Again most were located in close proximity to an interstate gas pipeline system. Since the Cherokee basin dips to the west the CBM formations in Missouri are considerably shallower than in Kansas, with total depths being about 700 ft.

In the field development stages of our plan, each new well will be drilled and tested individually. The well, upon a favorable evaluation of its producing capabilities, will be fully completed and connected to our local gas gathering and water disposal pipelines.

When we have identified a proposed drilling site, we as a licensed operator in the State of Kansas and Missouri, will be engaged in all aspects of well site operations. As the operator we will be responsible for permitting the well, which will include obtaining permission from the Kansas Oil and Gas commission or Missouri relative to spacing requirements and any other state and federal environmental clearances required at the time that the permitting process commences. Additionally, we will formulate and deliver to all interest owners an operating agreement establishing each participant’s rights and obligations in that particular well based on the location of the well and the ownership. In addition to the permitting process, we as the operator will be responsible for hiring the driller, geologist and land men to make final decisions relative to the zones to be targeted, confirming that we have good title to each leased parcel covered by the spacing permit and to actually drill the well to the target zones. We will be responsible for completing each successful well and connecting it to the most appropriate portion of our gas gathering system.

As the operator we will be the caretaker of the well once production has commenced. As the operator, we will be responsible for paying bills related to the well, billing working interest owners for their proportionate expenses in drilling and completing the well, and selling the production from the well. Once the production has been sold, we anticipate that the purchaser thereof will carry out its own research with respect to ownership of that production and will send out a division order to confirm the nature and amount of each interest owned by each interest owner. Once a division order has been established and confirmed by the interest owners, the production purchaser will issue the checks to each interest owner in accordance with its appropriate interest. From that point forward, we as operator will be responsible for maintaining the well and the wellhead site during the entire term of the production or until such time as we have been replaced or the site appropriately abandoned.

All aspects of this described development process are in fact similar if not identical to those we employ in our Petrol-Neodesha project that currently produces about 3.0 Million cubic feet of gas per day (2.17 Million cubic feet per day of net production to the Company) from 77 wells. In total Petrol operates in excess of 500 wells, with 375 wells being oil or gas producing and the remaining 125 wells being injection/flood wells or salt water disposal wells.

We amended our agreement with Mr. William Stoeckinger, a Certified Petroleum Geologist, from Bartlesville, Oklahoma to extend the term of his agreement to November 1, 2006. Mr. Stoeckinger provides geological services both in the assessment process and in the development program. To date, Mr. Stoeckinger has reported good gas shows in a number of the coal seams contained in the Cherokee Group, the primary source of CBM production in the area.

Kansas Geologic Society (KGS) joined us in our scientific effort designed to assess the gas reserves from our CBM exploratory/test wells in eastern Kansas. KGS took samples from coal beds found in our Coffey County wells. Their laboratory test results yielded similar gas content values to those obtained by our geologist, Mr. William Stoeckinger, that were derived from sampling of our other exploratory/test wells. We view these independent gas content values quite favorably since they indicate quantitative similarities to the CBM producing coal beds found in other counties to the south. Woodson county being adjacent to Coffey county.

Based on our first series of exploratory/test wells we anticipate that each well in our targeted area will cost approximately $30,000 to locate, drill and test, an additional $105,000 to complete, plus an additional $1,000 per month per well to pay for electricity, pulling and repairs, pumping and other miscellaneous charges. In support of these operations we have working agreements with local third parties to monitor and maintain our wells and perform drilling and work-over activities.

Along with the drilling and completion of our CBM production wells Petrol will formulate, design and install a gas gathering and compression system to transport the gas from wellhead to the high pressure interstate pipeline tap and sales market. Our experience in Petrol-Neodesha will be brought to bear on these new areas in Coal Creek or Missouri. We have identified several major interstate distribution pipelines that operate within and pass through the counties in which we have lease holdings. These include pipelines owned and operated by Southern Star, CMS Energy, Enbridge and Kinder Morgan. We have initiated contact with two of these companies to ascertain the specific locations of their pipelines, their requirements to transport gas from us (including volume of gas and quality of gas), and the costs to connect to their pipelines.

Presently, we are determining the costs of transporting our gas products to these existing interstate pipelines. The cost of installing a distribution infrastructure or local gathering system will vary depending upon the distance the gas must travel from wellhead to the compressor station and high pressure pipeline tap, and whether the gas must be treated to meet the purchasing company’s quality standards. However, based on the close proximity of several major distribution pipelines to our leased properties, plus our intent to drill as close to these pipelines as practicable, we anticipate that the total cost of installing a distribution infrastructure for a group of about 50-75 producing wells will be approximately $6,500 each plus a one-time expense of $5,000 per well to tap into the high pressure interstate pipeline and support a compressor and monitoring system.

The prices obtained for oil and gas are dependent on numerous factors beyond our control, including domestic and foreign production rates of oil and gas, market demand and the effect of governmental regulations and incentives. We have entered into forward sales contracts for a portion of the gas and oil we presently produce. We do not have any delivery commitments for gas or oil from wells not currently drilled. However, due to the U.S. government’s recent push toward increased domestic production of energy sources, and the high demand for natural gas, we do not anticipate any difficulties in selling any oil and gas we produce, once it has been delivered to a distribution facility.

The timing of most of our capital expenditures is discretionary. Currently there are no material long-term commitments associated with any capital expenditure plans, that are currently in the investigative planning stage. Consequently, we have a significant degree of flexibility to adjust the level of such expenditures as circumstances warrant. The level of our capital expenditures will vary in future periods depending on energy market conditions and other related economic factors.

Significant changes in the number of employees.

We currently have four full time employees and two part time employees as well as eight contract personnel that support and operate our field operations. As drilling production activities increase, we intend to hire additional technical, operational and administrative personnel as appropriate. None of our employees are subject to any collective bargaining agreements; however, we have entered into employment agreements with Paul Branagan and Gary Bridwell. We expect a significant change in the number of full time employees over the next 12 months. However, at this time we are unable to quantify exactly how many. We intend to use the services of independent consultants and contractors to perform various professional services, particularly in the area of land services, drilling, water hauling, pipeline construction, well design, well-site monitoring and surveillance, permitting and environmental assessment. We believe that this use of third-party service providers may enhance our ability to contain general and administrative expenses.

Our proposed personnel structure could be divided into three broad categories: management and professional, administrative, and project field personnel. As in most small companies, the divisions between these three categories are somewhat indistinct, as employees are engaged in various functions as projects and work loads demand.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results or operations, liquidity, capital expenditures or capital resources that is material to investors.

Derivatives

Description of contracts.

To reduce our exposure to unfavorable changes in natural gas prices we have entered into an agreement to utilize energy swaps in order to have a fixed-price contract. This contracts allows us to be able to predict with greater certainty the effective natural gas prices to be received for hedged production and benefit operating cash flows and earnings when market prices are less than the fixed prices provided under the contracts. However, we will not benefit from market prices that are higher than the fixed prices in our contracts for hedged production. If we are unable to provide the quantity that we have contracted for we will have to go to the open market to purchase the required amounts that we have contracted to provide. For the year ended December 31, 2004 our fixed price contracts hedged approximately 72% of our natural gas production. There was no production in 2003.

The following table summarizes our fixed price contracts as of December 31, 2004:

	Year ended December 31,
	2005	2006
Contract volume	480,000	70,000
Weighted-ave fixed price	$5.85	$6.07
Fixed-price sales	$2,810,250	$425,000
Fair value liability	($157,960)	($71,475)

Accounting.

All of our fixed price contracts have been executed in connection with our natural gas hedging program. The differential between the fixed price and the floating price for each contract settlement period multiplied by the associated contract volume is the contract profit or loss. All of our contracts are considered to be cash flow hedges and there was no realized gains or losses in the year ending December 31, 2004. For the contracts that were open at December 31, 2004, the change in the fair value is shown as an adjustment to other comprehensive income with a corresponding balance sheet asset or liability recorded.

Credit risk.

The counter party to our fixed-price contracts is the customer buying our product. Should the counter party default on a contract there can be no assurance that we will be able to enter into a new contract with a third party on terms comparable to the original contract. We have not experienced non-performance by our counter party. Cancellation or termination of a fixed-price contract would subject a greater portion of our natural gas production to market prices, which in a low price environment, could have an adverse effect on our operating results.

Market risk.

Market risk for fixed-price contracts has significantly been hedged.

Critical Accounting Policies and Estimates

Our discussion of financial condition and results of operations is based upon the information reported in our financial statements. The preparation of these statements requires us to make assumptions and estimates that affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities at the date of our financial statements. We base our assumptions and estimates on historical experience and other sources that we believe to be reasonable at the time. Actual results may vary from our estimates due to changes in circumstances, weather, politics, global economics, mechanical problems, general business conditions and other factors. Our significant accounting policies are detailed in Note 1 to our financial statements included in out Form 10-KSB for the fiscal year ended December 31, 2004. We have outlined below certain of these policies as being of particular importance to the portrayal of our financial position and results of operations and which require the application of significant judgment by our management.

Revenue Recognition.    It is our policy to recognize revenue when production is sold to a purchaser at a fixed or determinable price.

Full Cost Method of Accounting.     We account for our oil and natural gas operations using the full cost method of accounting. Under this method, all costs associated with property acquisition,

exploration and development of oil and gas reserves are capitalized. Costs capitalized include acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and cost of drilling and equipping productive and non-productive wells. Drilling costs include directly related overhead costs. All of our properties are located within the continental United States.

Under the full cost method of accounting, capitalized oil and gas property costs less accumulated depletion and net of deferred income taxes may not exceed an amount equal to the present value, discounted at 10%, of estimated future net revenues from proved oil and gas reserves plus the cost, or estimated fair value, if lower of unproved properties. Should capitalized costs exceed this ceiling, an impairment is recognized. The present value of estimated future net revenues is computed by applying current prices of oil and gas to estimated future production of proved oil and gas reserves as of period-end, less estimated future expenditures to be incurred in developing and producing the proved reserves assuming the continuation of existing economic conditions.

Income Taxes.    The Company accounts for income taxes under SFAS 109, Accounting for Income Taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. The provision for income taxes differ from the amounts currently payable because of temporary differences in the recognition of certain income and expense items for financial reporting and tax reporting purposes.

Effects of Inflation and Pricing

The oil and natural gas industry is very cyclical and the demand for goods and services of oil field companies, suppliers and others associated with the industry puts extreme pressure on the economic stability and pricing structure within the industry. Typically, as prices for oil and natural gas increase, so do all associated costs, and this proved to be the case in 2004 as oil and gas prices rose significantly.  Costs for oilfield services and materials increased during 2004 due to higher demand as a result of the higher oil and gas prices.  Material changes in prices impact revenue stream, estimates of future reserves, borrowing base calculations of bank loans and value of properties in purchase and sale transactions. Material changes in prices can impact the value of oil and natural gas companies and their ability to raise capital, borrow money and retain personnel. We anticipate the increased business costs will continue while the commodity prices for oil and natural gas, and the demand for services related to production and exploration, both remain high (from a historical context) in the near term.

Asset Retirement Obligations

Our asset retirement obligations relate to the abandonment of oil and gas wells. The amounts recognized are based on numerous estimates and assumptions, including future retirement costs, inflation rates and credit adjusted risk-free interest rates. The following shows the changes in asset retirement obligations for the financial statements presented herein.

	Year ended December 31,
	2004	2003
Asset retirement obligation, beginning of year	$ 6,200	$ --
Liabilities incurred during the year	432,760	6,200
Liabilities settled during the year	--	--
Accretion of expense	6,657	--
Asset retirement obligations, end of year	$ 445,617	$ 6,200

Quantitative and Qualitative Disclosure About Market Risk

Commodity Price Risk

Since new well development is an ongoing program, management expects revenue to grow in the foreseeable future. In order to reduce natural gas price volatility, we have entered into hedging transactions.

Normal hedging arrangements have the effect of locking in for specified periods the prices we would receive for the volumes and commodity to which the hedge relates. Consequently, while hedges are designed to decrease exposure to price decreases, they also have the effect of limiting the benefit of price increases.

Interest Rate Risk

Our current long term debt with Laurus Funds has a floating interest rate, with a floor of 7.5%. Therefore, interest rate changes will impact future results of operations and cash flows.

DESCRIPTION OF PROPERTY

General Background

In fiscal 2004 we continued to build a solid asset base of mineral leases and in the fourth quarter completed a significant asset purchase, which has substantial jump started our operations. We anticipate commencing additional field development through fiscal 2005.  Although our focus will be on development of our existing properties, we also intend to continue seeking acquisition opportunities which compliment our current portfolio. We intend to fund our development activity primarily through use of cash flow from operations and cash on hand, while pursuing substantial debt financing to fully develop our lease holdings.

As of December 31, 2004, we had estimated net reserves and future net income of:

	Proved
	Developed			Total
	Producing	Non-Producing	Undeveloped	Proved
Net Remaining Reserves
Oil (stock-tank barrels)	63,251	47,739	0	110,990
Gas (mcf)	3,923,563	1,875,900	6,894,975	12,694,438

Income Data
Future Net Cash Flows				$36,477,000
Discounted FNCF @10%				$23,279,000

Current State of Operations

Petrol-Neodesha Project

On November 1, 2004, Petrol purchased mineral leases covering lands in Neosho and Wilson Counties, Kansas, that included 72 producing gas wells and a gas gathering system. The total purchase price was $10,000,000. Funding was accomplished using funds received from a unit offering and a convertible note from Laurus Master Fund. The producing property was named Petrol-Neodesha.

Petrol-Neodesha covers about 10,000 gross mineral acres (7,620 net acres) and includes 72 producing gas wells, 8 water disposal wells, about 56 miles of gas gathering and water lines as well as gas compressor sites and a fully equipped operations and maintenance shop. Daily gas production from Petrol-Neodesha at the end of December 2004 averaged approximately 2.90 Million cubic feet per day (2.10 Million cubic feet per day of net production to the Company).

In the second quarter of 2005, we implemented Phase I of our development plan that involved expanding the production of our existing gas gathering pipeline and drilling several new production wells. Phase I pipeline enhancements included adding approximately 3.5 miles of high capacity gas gathering pipeline and strategically incorporating 2 new booster stations to reduce pipeline pressure and provide a higher level of compressor redundancy. In addition, the reduced pipeline pressure was designed to increase CBM production from existing production wells and in fact overall field production was found to increase by about 425 Mcfd. Furthermore, the capacity of the pipeline has now been doubled and will serve to accommodate production from new development wells.

The second element of the Phase I development plan involved drilling five new CBM wells. Four of our five new wells are in various stages of completion and have increased gas production by 150 Mcfd after approximately six weeks of de-watering. These new wells are the first set of wells we have completed and connected to our newly enhanced gas gathering pipeline system. Based on our current field production levels, we plan to aggressively develop future production activities.

Additionally, in the second quarter of 2005, we acquired an additional 400 gross acres adjacent to our Petrol-Neodesha property and have committed to drill three well this year on these newly acquired leases.

Coal Creek Project

As of December 31, 2004, Petrol had drilled and tested eighteen (18) wells in a pilot/exploration program located within its leased acreage in Coffey County, Kansas. Following drilling, logging and setting steel casing, these wells were perforated in some of the coal intervals that appeared to contain gas. The perforated coal intervals in some wells were acidizied and subsequently fractured using conventional hydraulic techniques in order to stimulate production. Wellheads and downhole pumping systems were used in the process of de-watering the coals and their fractures or cleats. Daily water production ranged between 50-350 barrels per day while produced gases were either flare tested or shut-in at the wellhead. Petrol owns and operates two salt water disposal wells on its Coal Creek properties.

Petrol-Neodesha covers about 10,000 gross mineral acres (7,620 net acres) and includes 72 producing gas wells, 8 water disposal wells, about 56 miles of gas gathering and water lines as well as gas compressor sites and a fully equipped operations and maintenance shop. Daily gas production from Petrol-Neodesha at the end of December 2004 averaged approximately 2.90 Million cubic feet per day (2.10 Million cubic feet per day of net production to the Company).

Missouri Project

During 2004 Petrol continued to acquire and evaluate mineral leases in Missouri. Petrol drilled and tested five (5) exploratory wells in Cass County, Missouri and has been acquiring leases covering about 20,000 gross acres (12,430 net acres) in Cass and Bates counties, Missouri.

Pomona Project

In 2004 Petrol acquired mineral leases amounted to about 36,000 gross acres (30,750 net acres) from CBM Energy Inc. The acquisition included 17 wells, several miles of gas gathering and water disposal pipelines, and a salt water disposal well. The Pomona project is located in Douglas, Franklin and Osage counties, Kansas.

Petrol Oil Project

Petrol is also a managing member of three (3) limited liability companies with (i) 640 acres held by production (HBP); (ii) 480 acres HBP; and (iii) 640 acres HBP; wherein, Petrol owns a 20% NRI.

Production

The table below represents our Net Gas Production for 2004 and 2005.

Petrol - Neodesha Average Net Gas Production
	2004			2005
	Monthly (mcf)	Ave Daily (mcfd)		Monthly (mcf)	Ave Daily (mcfd)
Jan	63,924	2,062	Jan	62,544	2,018
Feb	60,756	2,095	Feb	53,776	1,921
Mar	68,806	2,220	Mar	57,962	1,870
Apr	66,288	2,210	Apr	54,691	1,823
May	67,997	2,193	May	54,316	1,752
Jun	64,941	2,165
Jul	69,121	2,230
Aug	72,655	2,344
Sep	69,856	2,329
Oct	70,569	2,276
Nov	65,449	2,282
Dec	64,553	2,082

*Petrol acquired and began operation of the Petrol-Neodesha field on November 1, 2004.

Executive and Field Offices

We currently maintain an executive office at 3161 E. Warm Springs Road, Suite 300, Las Vegas, Nevada 89120. The space consists of approximately 1,864 square feet, which houses administrative and corporate offices. The monthly rental for the space is $3,450 per month (increasing by the consumer price index as defined in the lease with minimum annual increase of 3%) commencing April 15, 2004 and ending June 30, 2007 with the first three months free.

We also lease approximately 2,500 square feet of space in Waverly, Kansas, where our field and leasing offices are located. This facility is leased on a month-to-month basis with our monthly lease obligation being $300.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Paul Branagan

As part of Mr. Branagan’s employment agreement, as amended, we are obligated to pay Mr. Branagan a perpetual 1/100 Over Riding Royalty on production from any wells completed on our leased acreage. For the year ended December 31, 2004, Mr. Branagan earned a total of $10,725 as part of the Over Riding Royalty.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) Market Information

Since March 4, 2004, we have been eligible to participate in the over-the-counter securities market through the National Association of Securities Dealers Automated Quotation Bulletin Board System, under the trading symbol “POIG”. The following table sets forth the quarterly high and low bid prices for our Common Stock during our last two fiscal years, as reported by a Quarterly Trade and Quote Summary Report of the OTC Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not necessarily represent actual transactions.

	2004
	High	Low
1st Quarter	0	0
2nd Quarter	3.75	1.75
3rd Quarter	2.30	1.35
4th Quarter	2.50	1.40

	2005
	High	Low
1st Quarter	2.65	2.25
2nd Quarter	2.49	1.55

(b) Holders of Common Stock

As of June 29, 2005, we had approximately 121 stockholders of record of the 25,480,677 shares outstanding. As of July 29, 2005, the closing price of our shares of common stock was $1.55 per share.

(c) Dividends

We have never declared or paid dividends on our Common Stock. We intend to follow a policy of retaining earnings, if any, to finance the growth of the business and do not anticipate paying any cash dividends in the foreseeable future. The declaration and payment of future dividends on the Common Stock will be the sole discretion of the Board of Directors and will depend on our profitability and financial condition, capital requirements, statutory and contractual restrictions, future prospects and other factors deemed relevant.

(d) Securities Authorized for Issuance under Equity Compensation Plans

We currently maintain a stock option plan to which incentive stock options to purchase shares of common stock may be granted to employees, directors and consultants. This 2002/2003 stock option plan was adopted by our board of directors on December 16, 2002 and has not been approved by our stockholders. The following table sets forth information as of December 31, 2004 regarding outstanding options granted under the plan, warrants issued to consultants and options reserved for future grant under the plan.

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (c)

Equity compensation plans approved by stockholders	--	$ --	--

Equity compensation plans not approved by stockholders	1,700,000	$ 1.30	600,000 (1)

Total	1,700,000	$ 1.30	600,000

(1)   Options available for issuance under our 2002/2003 stock option plan, which we have issued 2,400,000 options as of December 31, 2004.

In our 2002/2003 Stock Option Plan, we have reserved for issuance an aggregate of 3,000,000 shares of common stock. This plan is intended to encourage directors, officers, employees and consultants to acquire ownership of common stock. The opportunity so provided is intended to foster in participants a strong incentive to put forth maximum effort for its continued success and growth, to aid in retaining individuals who put forth such effort, and to assist in attracting the best available individuals to the Company in the future. As of December 31, 2004, 600,000 shares remain available for issuance under the stock option plan.

EXECUTIVE COMPENSATION

The following table sets forth the cash compensation of our executive officer Paul Branagan and our non-executive employee Gary Bridwell.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation
		Salary	Bonus	Other Annual Compen- sation	Awards		Payouts	All other compensation
					Restricted Stock	Options	LTIP payouts

Paul Branagan, President	2004 2003 2002	$166,666.75 $145,417 $35,000	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- 1,250,000(2)	-0- -0- -0-	$10,725(1)(3) -0- -0-
Gary Bridwell Field Operations Manager	2004	$125,000	-0-	-0-	100,000	-0-	-0-	-0-

(1)

On November 20, 2003, we amended Mr. Branagan’s employment agreement granting Mr. Branagan a 1/100 over riding royalty on wells we complete. On April 20, 2004, we amended Mr. Branagan’s agreement to amend the royalty provisions. The over riding royalty is described in further detail below.

(2)	The options are exercisable at prices ranging from $0.50 to $2.50 per share, pursuant to Mr. Branagan’s Employment Agreement.
(3)	As of December 31, 2004, $8,940 of the $10,725 over riding royalties has not been paid to Mr. Branagan.

Employment Agreements

Paul Branagan

On December 19, 2002, we entered into an employment agreement with Paul Branagan. The term of employment is three (3) years. Mr. Branagan serves as President, CEO, Chairman, Secretary/Treasurer and Director. We agreed to pay Mr. Branagan a base salary of $135,000 per annum for the first year of employment, increasing to $160,000 per annum for the second and third year of his employment. In addition to the cash compensation earned by Mr. Branagan, we granted Mr. Branagan an option to purchase shares of our common stock as follows:

Number of Shares Purchasable	Price Per Share
250,000	$0.50
250,000	$1.00
250,000	$1.50
250,000	$2.00
250,000	$2.50

The options are exercisable at any time and expire on the third anniversary of issuance or the termination of Mr. Branagan’s employment agreement.

On November 20, 2003, we amended Mr. Branagan’s employment agreement to add a royalty provision as follows:

1.	Mr. Branagan shall receive a 1/100 Over Riding Royalty on any wells completed.
2.	The Over Riding Royalty shall be paid as determined by our Board of Directors.
3.	The term of the payment of the Over Riding Royalty shall be for the remaining term of the employment agreement and may be changed and/or extended at any time by our Board of Directors.
4.	The term “Over Riding Royalty” shall be defined as a fractional interest in the gross production of oil and gas, in addition to the usual royalties paid to any lessor.

On April 20, 2004, we further amended Mr. Branagan’s Employment Agreement to amend the royalty provisions as follows:

1.	Mr. Branagan shall receive a 1/100 Over Riding Royalty on production from any wells completed on Petrol’s leased acreage.
2.	The term of payment of the Over Riding Royalty shall be in perpetuity.

Non-Executive Employment Agreement

On November 1, 2003, Petrol executed an Employment Agreement with Gary Bridwell, wherein Mr. Bridwell agreed to serve as Petrol’s Field Operations Manager. We agreed to pay Mr. Bridwell a starting salary of $10,000 per month and he is entitled to participate in Petrol’s group health insurance and also is entitled to utilize the Company credit card, which is for the sole use of Company business and is subject to the policies of the Company covering such matters. On January 11, 2005, we issued 100,000 shares to Mr. Bridwell for completing on year of employment with the Company.

Compensation Committee

We currently do not have a compensation committee of the board of directors. However, the board of directors intends to establish a compensation committee, which is expected to consist of three inside directors and two independent members. Until a formal committee is established our entire board of directors will review all forms of compensation provided to our executive officers, directors, consultants and employees including stock compensation and loans.

Director Compensation and Other Arrangements

Directors of Petrol who are not employees receive compensation of $1,000 for each meeting of the board, as well as travel expenses if required. From time to time, certain directors who are not employees may receive grants of options to purchase shares of our common stock.

Termination of Employment

There are no compensatory plans or arrangements, including payments to be received from Petrol, with respect to any person named in Cash Consideration set out above which would in any way result in payments to any such person because of his resignation, retirement, or other termination of such person’s employment with Petrol, or any change in control of Petrol, or a change in the person’s responsibilities following a change in control of Petrol.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have had no disagreements with our independent auditors on accounting or financial disclosures.

FINANCIAL STATEMENTS

Index To Audited Financial Statements

Report of Independent Certified Public Accountants	F-1
Balance Sheets, December 31, 2004 and 2003	F-2
Statement of Operations for the Years Ended December 31, 2004 and 2003	F-3
Statement of Stockholders' Equity from January 1, 2003 to
December 31, 2004	F-4
Statement of Cash Flows for the Year Ended December 31, 2004 and 2003	F-5
Notes to Financial Statements	F-6 – F-27

Petrol Oil and Gas, Inc. Unaudited Financial Statements

Condensed Balance Sheet at June 30, 2005	G-1
Condensed Statement of Operations for Quarter Ended June 30, 2005 and 2004	G-2
Condensed Statement of Cash Flows for Quarter Ended June 30, 2005 and 2004	G-3
Notes to Financial Statements	G-4

Audited Statement of Combined Revenues and Direct Operating Expenses and Pro Forma Condensed Financial Statements for the Purchase of Certain Assets for Savage Resources LLC. and Savage Pipeline LLC.

Report of Independent Certified Public Accountants	H-2
Statement of Combined Revenues and Direct Operating Expenses	H-3
Notes to Statement of Combined Revenues and Direct Operating Expenses	H-4
Supplemental Oil and Gas Information	H-5

Petrol Oil and Gas, Inc. Unaudited Pro Forma Condensed Financial Statements

Unaudited Pro Forma Condensed Statement of Operations for the Year Ended December 31, 2004	I-3
Unaudited Pro Forma Condensed Statement of Operations for the Nine Months Ended September 30, 2004	I-4
Unaudited Pro Forma Condensed Balance Sheet as of September 30, 2004	I-5
Notes to Unaudited Pro Forma Condensed Financial Statements	I-6
Pro Forma Supplemental Oil and Gas Disclosures (Unaudited)	I-8

Report of Independent Registered Public Accounting Firm

Stockholders and Directors

Petrol Oil and Gas, Inc.

We have audited the accompanying balance sheet of Petrol Oil and Gas, Inc. as of December 31, 2004 and 2003 and the related statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Petrol Oil and Gas, Inc. as of December 31, 2004 and 2003 and the results of its operations and cash flows for each of the two years in the period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

/s/ Weaver & Martin

Weaver & Martin, LLC

Kansas City, Missouri

April 15, 2005

Petrol Oil and Gas, Inc.

Balance Sheet

	December 31, 2004	December 31, 2003
Assets
Current assets:
Cash	$ 1,792,885	$ 1,059,838
Cash, restricted	852,346	-
Accounts receivable	312,982	-
Prepaid expenses	11,526	-
Investments	15,778	200,000
Total current assets	2,985,517	1,259,838

Fixed assets, net	1,682,151	28,036

Other assets:
Oil and gas properties using full cost accounting:
Properties not subject to amortization	1,614,599	1,289,573
Properties subject to amortization	10,813,087	-
Capitalized loan costs, net	737,000	-
Total other assets	13,164,686	1,289,573

	$ 17,832,354	$ 2,577,447

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable	$ 462,153	$ 268,071
Accrued liabilities	276,129	25,116
Short-term derivative liability	157,960	-
Asset retirement obligation	445,617	6,200
Accrued payable - related party	270,000	-
Note payable - related party	-	47,500
Current portion of long term debt	976,574	4,000
Total liabilities	2,588,433	350,887

Long-term derivative liability	71,475	-
Long-term debt, less current portion	5,143,819	22,923
	5,215,294	22,923

Commitments and contingencies

Stockholders' equity:
Preferred stock, $.001 par, authorized 10,000,000 shares; no shares issued	-	-
Common stock, $.001 par, authorized 100,000,000 shares; 24,619,660 and 17,247,466 issued and outstanding at December 31, 2004 and 2003	24,620	17,247
Stock for services not issued 175,500 and 160,000 shares at December 31, 2004 and 2003	175	160
Unamortized cost of stock issued for services	(50)	(1,000)
Additional paid in capital	17,200,707	4,630,713
Other comprehensive (loss)	(229,435)	-
Accumulated (deficit)	(6,967,390)	(2,443,483)
	10,028,627	2,203,637

	$ 17,832,354	$ 2,577,447

See notes to financial statements.

Petrol Oil and Gas, Inc.

Statement of Operations

	For the Years Ended December 31,
	2004	2003

Revenue	$ 866,924	$ -

Expenses:
Direct costs	221,339	-
General and administrative	1,000,029	343,941
Professional and consulting fees	1,906,036	1,374,754
Depreciation, depletion and amortization	213,475	-
Acquisition costs	654,000	-
Total expenses	3,994,879	1,718,695

Net operating (loss)	(3,127,955)	(1,718,695)

Other income (expense):
Interest and other income	39,417	1,067
Interest expense	(1,435,369)	(16,156)
Total other income (expense)	(1,395,952)	(15,089)

Net (loss)	$ (4,523,907)	$ (1,733,784)

Weighted average number of common shares Outstanding - basic and fully diluted	20,647,542	14,721,438

Net (loss) per share - basic and fully diluted	$ (0.22)	$ (0.12)

See notes to financial statements.

Petrol Oil and Gas, Inc.

Statements of Changes in Stockholders' Equity

	Common Stock		Additional Paid-in Capital	Unamortized Cost of Stock Issued for Services	Stock for Services Not Issued	Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount

Balance, January 1, 2003	13,151,993	$ 13,152	$ 1,006,155	$ 215	$ -	$ -	$ (709,699)	$ 309,823

Shares issued for services	80,000	80	89,880	40	-	-	-	90,000
Shares issued for services not yet received	-	-	119,880	120	-	-	-	120,000
Shares issued for cash	450,000	450	337,050	-	-	-	-	337,500
Shares issued for services	215,000	215	-	(215)	-	-	-	-
Shares issued as collateral	1,000,000	1,000	-	-	(1,000)	-	-	-
Warrants issued for services	-	-	794,000	-	-	-	-	794,000
Shares issued for cash	2,350,473	2,350	2,283,748	-	-	-	-	2,286,098

Net (loss)
For the year ended December 31, 2003	-	-	-	-	-	-	(1,733,784)	(1,733,784)
Balance, December 31, 2003	17,247,466	17,247	4,630,713	160	(1,000)	-	(2,443,483)	2,203,637

Shares issued for services	413,861	415	904,085	-	-	-	-	904,500
Shares issued	160,000	160	-	(160)	-	-	-	-
Shares issued for asset acquisition	765,000	765	764,235	-	-	-	-	765,000
Warrants and options issued for services	-	-	548,600	-	-	-	-	548,600
Shares for services not yet issued	-	-	200,873	125	-	-	-	200,998
Shares for acquisition not yet issued	-	-	94,950	50	-	-	-	95,000
Options exercised	1,350,000	1,350	836,150	-	-	-	-	837,500
Shares returned from collateral	(1,000,000)	(1,000)	-	-	1,000	-	-	-
Shares held by lender as collateral	50,000	50	-	-	(50)	-	-	-
Shares issued for cash	5,633,333	5,633	6,135,567	-	-	-	-	6,141,200
Beneficial conversion of convertible stock	-	-	1,013,000	-	-	-	-	1,013,000
Warrants issued in financing	-	-	2,072,534	-	-	-	-	2,072,534
Other comprehensive loss	-	-	-	-	-	(229,435)	-	(229,435)

Net (loss)
For the year ended December 31, 2004	-	-	-	-	-	-	(4,523,907)	(4,523,907)
Balance, December 31, 2004	24,619,660	$ 24,620	$ 17,200,707	$ 175	$ (50)	$ (229,435)	$ (6,967,390)	$ 10,028,627

See notes to financial statements.

Petrol Oil and Gas, Inc.

Statement of Cash Flows

	For the Years Ended December 31,
	2004	2003
Cash flows from operating activities
Net loss	$ (4,523,907)	$ (1,733,784)
Depreciation, depletion and amortization	383,987	2,107
Shares issued for services	972,000	1,004,000
Shares issued for asset acquisitions	654,000	-
Warrants issued for services	585,598	-
Beneficial conversion	1,013,000	-
Adjustments to reconcile net (loss) to cash used in operating activities-
(Increase) in accounts receivable	(312,982)	-
(Increase) in prepaid expenses	(11,526)	-
Increase in accounts payable	194,081	158,102
Increase in accrued liabilities	251,013	31,315
Increase (decrease) in due to officer	(47,500)	22,500
Increase in due to related party	270,000	-
Net cash (used) by operating activities	(572,236)	(515,760)

Cash flows from investing activities
Purchase of proven properties	(8,410,000)	(30,142)
Purchase of oil and gas equipment	(1,590,000)	-
Purchase of other property and equipment	(95,214)	-
Purchase of oil and gas leases	(367,506)	-
Investment	184,222	(200,000)
Addition to restricted cash	(852,346)	-
Additions to capitalized oil and gas costs	(1,831,023)	(1,006,617)
Net cash (used) by investing activities	(12,961,867)	(1,236,759)

Cash flows from financing activities
Amortized loan fees	(707,500)	-
Payments on note payable	(4,050)	(1,086)
Proceeds from loans payable	8,000,000	28,009
Proceeds from sale of common stock	6,978,700	2,623,598
Net cash provided from financing activities	14,267,150	2,650,521

Net increase in cash	733,047	898,002
Cash - beginning	1,059,838	161,836
Cash - ending	$ 1,792,885	$ 1,059,838

Supplemental cash flow information:
Interest paid	$ 26,685	$ 16,156
Income taxes paid	$ -	$ -

Non-cash transactions
Shares issued for asset purchase	$ 860,000	$ -
Shares issued for services and loan fees	$ 1,653,923	$ 1,004,000
Warrants and options issued for services and financing	$ 2,621,134	$ -
Shares for services and acquisition not issued	$ 175	$ 160
Beneficial conversion	$ 1,013,000	$ -

See notes to financial statements.

1. Significant Accounting Policies

Basis of Presentation

We are no longer a development stage enterprise.

Nature of Business

The Company was originally organized on March 3, 2000, under the laws of the State of Nevada, as Euro Technology Outfitters (Euro). On August 19, 2002 Euro acquired, in an asset purchase agreement, land leases and accumulated expenditures and assumed liabilities from Petrol Energy, Inc. On August 20, 2002, the Company amended its Articles of Incorporation to rename the Company Petrol Oil and Gas, Inc. and increased the authorized capital stock to 100,000,000 shares of Common Stock $0.001 par value and, 10,000,000 shares of Preferred Stock $0.001 par value.

The Company is now engaged in the exploration, development, production and marketing of oil and natural gas. The Company's primary objective is the development of Coalbed Methane (CBM) gas production projects. CBM was identified early on as an area in the oil and gas industry that was gaining recognition as a viable source of natural gas and was experiencing above average growth. The Company has focused its efforts to eastern Kansas and western Missouri where leases were acquired that appeared geologically suitable for CBM exploration.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and accompanying notes. Actual results could differ from those estimates.

Investment in Unconsolidated Companies

The Company uses the equity method of accounting for its investments in which its interest is over 20% but is non-controlling and less than 50% ownership. Under the equity method, the Company records its share of the net income or loss as an increase or decrease in the investment less its share of distributions.

Stock-Based Compensation

The Company accounts for its stock option plan in accordance with the provisions of SFAS No. 123, "Accounting for Stock Based Compensation". SFAS No. 123 permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of the grant.

Income Taxes

The Company accounts for income taxes under SFAS 109, Accounting for Income Taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. The provision for income taxes differ from the amounts currently payable because of temporary differences in the recognition of certain income and expense items for financial reporting and tax reporting purposes.

Fair value of financial instruments

The carrying value of current assets and liabilities reasonably approximates their fair value due to their short maturity periods. The carrying value of the Company's debt obligations reasonably approximates their fair value at the stated interest rate approximates current market interest rates of debt with similar terms that is available to the Company.

Earnings per common share

SFAS No. 128, Earnings Per Share requires presentation of "basic" and "diluted" This standard requires dual presentation of basic and diluted earnings per share on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the diluted loss per share computation.

Potentially issuable shares of common stock pursuant to outstanding stock options and warrants are excluded from the diluted computation, as their effect would be anti-dilutive.

Cash and cash equivalents

Cash and cash equivalents include cash in banks and certificates of deposit that mature within three months of the date of purchase.

Revenue recognition

It is the Company's policy to recognize revenue when production is sold to a purchaser at a fixed or determinable price.

Debt issue costs

Costs related to securing the Company's long-term convertible debt are recorded as an asset and are amortized over the life of the debt.

Depreciation

Depreciation is provided by the straight-line method using an estimated life of the asset. Depreciation periods range from 5 to 30 years.

Oil and gas properties

The Company follows the full cost method of accounting for oil and gas properties. Accordingly, all costs associated with acquisition, exploration, and development are capitalized.

All capitalized costs including in the estimated future costs to develop proved reserves, are amortized on the unit-of-production method using estimates of proved reserves. Investments in unproved properties and major developments projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized. Abandonment's of oil and gas properties are charged to the full cost pool and amortized.

Under the full cost method, the net book value of oil and gas properties are subject to a "ceiling". The ceiling is the estimated after-tax future net revenue from proved oil and gas properties, discounted at 10% per annum plus the lower of cost or fair market value of unproved properties. In calculating future net revenues, prices and costs in effect at the time of the calculation are held constant indefinitely, except for changes that are fixed and determinable by existing contracts. The excess, if any, of the net book value above the ceiling is required to be written off as an expense.

Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas, in which case the gain or loss is recognized as income.

Long-lived assets

The Company reviews the carrying value of long-lived assets at each balance sheet date if indication of impairment exists. Recoverability is assessed using undiscounted cash flows based upon historical results and current projections of earnings before interest and taxes. Impairment is measured using discounted cash flows of future operating results based upon a rate that corresponds to the cost of capital. Impairments are recognized in operating results to the extent that carrying value exceeds discounted cash flows of future operations.

Asset retirement obligations

The Company accrues for asset retirement obligations, primarily for assets on leased sites, in the period in which the obligations are incurred. The Company accrues these costs at estimated fair value. When the related liability is initially recorded, the Company capitalizes the cost by increasing the carrying amount of the long-lived asset. Over time, the liability is accreted to its settlement value and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Company recognizes a gain or loss for any difference between the settlement amount and the liability recorded. The Company has identified asset retirement obligations pertaining to the closure of wells on its land leases. The Company has estimated the fair value of its asset retirement obligations, based in part on the terms of quoted agreements.

Concentration of credit risk

The Company substantially sells all oil and gas production to two customers. In 2004, the two largest customers accounted for 83% and 16% of sales and accounts receivable.

Accounting for Derivative Instruments and Hedging Activities

The Company seeks to reduce its exposure to unfavorable changes in natural gas prices by utilizing energy swap contracts (effectively fixed price contracts). The Company has adopted SFAS 133, as amended by SFAS 138, Accounting for Derivative Contracts and Hedging Activities. It requires that all derivative instruments be recognized as assets or liabilities in the statement of financial position, measured at fair value. Accounting for changes in the fair value of the derivative depends on the intended use of the derivative and the resulting designation. For derivatives that are designated as cash flow hedges changes in fair value are recognized in other comprehensive income until the hedged item is recognized in earnings. Hedge effectiveness is measured at least quarterly based on the relative changes in fair value between the derivative contract and the hedged item over time. Any change in fair value resulting from ineffectiveness is recognized immediately in earnings.

Although the Company's fixed price contracts may not qualify for special hedge accounting treatment from time to time under specific guidelines of SFAS 133, the Company refers to these contracts as hedges inasmuch as this was the intent when such contracts were executed, the characterization is consistent with the actual economic performance of the contracts, and the Company expects the contracts to continue to mitigate its commodity price risk in the future. The accounting for the contracts is consistent with the requirements of SFAS 133.

Accounting for Derivative Instruments and Hedging Activities - continued

The Company has established the fair value of all derivative instruments using estimates determined by using established index prices and bases adjustments. The values reported in the financial statements change as these estimates are revised to reflect actual results, changes in market conditions or other factors.

Recent issued accounting Standards

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51" (the Interpretation). The Interpretation requires the consolidation of variable interest entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise that has a controlling financial interest through ownership of a majority voting interest in the entity. The Interpretation was originally immediately effective for variable interest entities created after January 31, 2003, and effective in the fourth quarter of fiscal 2003 for those created prior to February 1, 2003. However, in October 2003, the FASB deferred the effective date for those variable interest entities created prior to February 1, 2003, until the first quarter of fiscal 2004. This interpretation did not affect the Company's financial statements.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handing costs, and spoilage. This statement requires that those items be recognized as current period charges regardless of whether they meet the criterion of "so abnormal" which was the criterion specified in ARB No. 43. In addition, this Statement requires that allocation of fixed production overheads to the cost of production be based on normal capacity of the production facilities. This pronouncement is effective for the Company beginning October 1, 2005. The Company does not believe adopting this new standard will have a significant impact to its financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004). Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for the Company in the first interim or annual reporting period beginning after December 15, 2005. The Company expects the adoption of this standard will have a material impact on its financial statements assuming employee stock options are granted in the future.

Reclassifications

Certain reclassifications have been made to prior periods to conform to current presentation.

2. Stockholders' Equity

Common stock

As of December 31, 2004 and 2003, there was an additional 75,500 and 160,000 shares, respectively, that we needed to issue. The 2003 shares were issued in 2004.

Stock Transactions

The Company entered into a geologist/technical advisor consulting agreement on December 1, 2002 with Mr. William Stoeckinger. The agreement was for a one year term (amended to a thirteen month term) and Mr. Stoeckinger received 160,000 shares upon signing the agreement, 20,000 shares per month for thirteen months (as amended in a subsequent agreement). At December 31, 2002 Mr. Stoeckinger had earned 180,000 shares that weren't issued. The shares were issued in 2003. During 2003 Mr. Stoeckinger earned 240,000 shares of stock that was valued at $210,000. He was issued 80,000 shares and at December 31, 2003 was due 160,000 shares. The shares that were due to him were recorded at the par value of $160 as stock earned but not issued at December 31, 2003 and were issued in 2004. At December 31, 2004, Mr. Stoeckinger earned an additional 20,000 shares of stock with a fair market value of $20,000. All shares were issued in January 2004. The fair market value of the stock was determined by the price that we were selling shares to our investors as the shares were earned. Professional and consulting expense was charged $20,000 and $210,000 in 2004 and 2003 respectively.

The Company sold 450,000 shares of stock at a price of $.75 per share and 2,350,473 shares at a price of $1.00 per share in 2003. The costs associated with the sale of these shares totaled $60,000 for professional fees and $4,375 for other costs. These costs were netted against the additional paid in capital associated with the sale of the stock.

On April 18, 2003, the Company issued 1,000,000 shares of its common stock to Cornerstone Bank as collateral for a note payable to the bank. On July 7, 2003, the Company paid off the note and the bank returned the shares. On July 2, 2003 the Company entered into a loan agreement with CPA Directed Investments (CDI). As part of that agreement the Company was required to issue 1,000,000 shares of Company stock in CDI's name. The par value of the shares of $1,000 was recorded as common stock with an offsetting amount recorded as a reduction of equity in the account unamortized cost of stock issued for collateral. The loan was repaid and the stock was returned to the Company on January 26, 2004.

On January 14, 2004, we entered into a twelve-month consulting agreement with Consulting Solutions whereby Consulting Solutions would provide introduction to international strategic alliance partners for investment in drilling activities related to CBM production. At December 31, 2004, we issued 35,000 shares in the name of Fidelity Insurance Company on behalf of Consulting Solutions for services provided per the consulting agreement. The value of the stock as determined by the market price of our stock on the day of the agreement was $73,500 and this was recorded as professional and consulting fee expense.

On January 15, 2004 the Company to exchange 765,000 shares of its stock to Mr. John Haas, Mr. Mark Haas and Mr. W.B. Mitchell, principals of CBM Energy, Inc. for oil and gas mineral leases covering approximately 36,000 acres and title to approximately 10 existing wells. The value of the transaction was $765,000. $31,000 of value was assigned to capitalized mineral leases based on the unamortized lease cost of each leased acre. $80,000 of value was assigned to capitalized oil & gas costs based on the fair market value of the test wells on the leased property. The remaining $654,000 was expensed in January 2004.

On February 9, 2004, the Company agreed to issue 10,000 shares of common stock to Joseph Blankenship. The value of the stock of $10,000 was recorded as a professional and consulting fees expense. Stock earned but not issued was recorded at par value at December 31, 2004.

On April 13, 2004, Goran Blagojevic exercised 250,000 warrants at a price of $.75 per share. On August 1, 2004 Mr. Blagojevic exercised 400,000 warrants at a price of $.75 per share.

On May 3, 2004, the Company issued 100,000 shares of its common stock to CPA Directed Investments (CDI) pursuant to a $250,000 secured promissory note dated May 5, 2004. CDI was to return 50,000 shares for cancellation at such time as the loan and interest are paid in full. On October 8, 2004, the Company repaid the loan and 50,000 shares of our stock were issued to CDI for extending the payment period three months. This fee was determined based on the market value of our stock on the date of the agreement and totaled $132,500. The par value of $50 which represented the 50,000 shares held as collateral was recorded as unamortized cost of stock issued for collateral until such time as the shares are returned.

On June 17, 2004, the Company issued 120,000 shares of its common stock to XXR Consulting Inc. pursuant to a consulting agreement executed on June 4, 2004. The value of the stock as determined by the market price of our stock on the day of the agreement was $276,000 and this was recorded as professional and consulting fee expense.

The Company sold 5,633,333 shares of its common stock during the third quarter. Each share was sold for $1.20 and it included a warrant to purchase an additional share of common stock for a price of $1.50 per share expiring on September 8, 2007. The proceeds raised totaled $6,760,000. The proceeds were offset by direct costs relating to commissions paid, totaling $479,800, legal fees of $131,500 and other costs of $7,500. We also issued 845,000 warrants as additional commission to Energy Capital Solutions (see options and warrants below) The value assigned to the warrants would normally be recorded as additional paid-in capital, however, since this was a cost of the offering there was no additional paid-in capital. The net amount received from the sale was $6,141,200.

A supplier has agreed to be paid in stock for 10% of any invoice. Stock earned but not issued to the supplier at December 31, 2004 was recorded at par value.

On June 15, 2004 the Company entered into a consulting agreement with ECON Investor Relations, Inc. The monthly fee is $10,000 of which $6,000 is payable in stock and the agreement is for one year with either party able to terminate the agreement based on 30 days written notice. On October 27, 2004, we issued 8,861 shares of common stock to ECON valued at $21,000. Stock earned but not yet issued of to the consultant at December 31, 2004 was recorded at par value.

The Company entered into an agreement with Haas Oil Group whereby the Company agreed to issue 50,000 shares of common stock in exchange for 100% working interest in certain leases that Haas owned. The shares were valued at $1.90 per share, which was the trading price of the Company's common stock on September 20, 2004 the date the agreement was signed. At December 31, 2004, the shares were earned but not issued.

On August 7, 2004, the Company entered into a consulting agreement with CEOcast, Inc., wherein we agreed to issue 40,000 shares of its common stock. The 40,000 shares were issued on December 16, 2004 and the expense was recorded based on the value of our common stock on the date of issue.

On December 2, 2004, we issued 35,000 shares of common stock to Fidelity Insurance Company, Ltd., in accordance with Consulting Solutions request pursuant to a consulting agreement. The expense was recorded based on the value of our common stock on the date of issue.

On December 2, 2004 the Company issued 90,000 shares of its common stock to Hard Funding, Inc. pursuant to the twelve-month financial consulting agreement entered into on January 14, 2004. The value of the stock was determined by the market price of our stock on the day of issue.

On December 16, 2004 the Company issued 50,000 shares of its common stock to CEOcast, Inc. as a finder's fee resulting from the successful execution of financing arrangements valued at $84,500. The value was determined by the underlying value of the stock at the time of issuance and recorded as amortizable loan fees.

On November 1, 2004 we recorded as additional compensation $152,000 that represented the market value (as determined based on the price our shares were trading on that day) of 100,000 shares of our common stock that was earned by Mr. Gary Bidwell. The shares were not issued at December 31, 2004 and the par value of the stock was recorded as stock for services not issued.

Options and warrants

The Board of Directors on December 16, 2002 adopted the 2002 stock option plan for 3,000,000 shares.

On November 21, 2003, the Company entered into an agreement with NIO Fund Ltd. whereby NIO received 1,500,000 warrants to purchase shares of the Company's common stock at a price of $.875 per share with a three-year life. The value of the options using the Black-Scholes pricing model was $461,000 and this was recorded as professional and consulting expense.

On November 24, 2003, NIO assigned 1,000,000 warrants to Mr. Paolo Simoni and 500,000 warrants to Mr. Goren Blagojevic.

Mr. Blagojevic received 900,000 warrants on September 1, 2003. The warrants had a strike price of $.75 and expiration date of August 31, 2006. The value of the warrants, using the Black-Scholes pricing model, was $333,000 and this was recorded as a professional and consulting expense.

The weighted average of the assumptions used to value the warrants in 2003 were: Interest rate-2.10%, Days to expiration-1,095, Stock price $1.00, Strike price-$.92, Volatility-32.75%, Yield-0%.

On January 15, the Company entered into an agreement with Mr. John Haas, Mr. Mark Hass and Mr. W.B.Mitchell whereas the Company would be allowed access to approximately 10,000 acres of leased mineral rights for the purpose of exploring, and evaluating gas production for 6 months. Mr. John Haas agreed to join the Board of Directors of the Company. Mr. Mark Haas agreed to be a project manager and consultant for the Company. Mr. W.B. Mitchell agreed to provide consulting support for lease/land acquisitions. Each of the three individuals received 600,000 stock warrants (1,800,000 total) to purchase shares at a price of $1.20 per share; 400,000 stock warrants (1,200,000 total) to purchase shares at a price of $1.50 per share; and 300,000 stock warrants (900,000 total) to purchase shares at a price of $2.00 per share. The warrants expire on July 15, 2006. The value of the warrants, using the Black-Scholes pricing model, is $420,700 and this was recorded in January 2004 as a professional and consulting fees expense.

On February 9, 2004 the Company granted Joseph Blankenship an option to purchase 50,000 shares at $2.50 per share for the first 25,000 shares and $4.00 for the remaining 25,000 shares. The option was granted pursuant to the Research Agreement. The term of the option is for two years. The value of the options, using the Black-Scholes pricing model, of $200 was recorded as a professional and consulting fees expense.

On February 18, 2004, we granted to CSC Group LLC (owned by Mr. Steve Cochennet an advisory board member) a stock warrant giving CSC the right to purchase 200,000 shares of its common stock. The term and exercise price of the warrant shares shall be: (i) 100,000 shares at $1.50 per share for a term of two years; and (ii) 100,000 shares at $2.50 per share for a period of two years. The value of the warrants, using the Black-Scholes pricing model, was $7,400 and this was recorded as a professional fees expense.

On March 1, 2004 the Company issued 100,000 stock options with an exercise price of $1.25 per share and 200,000 stock options with an exercise price of $1.50 per share to Mr. William Burk. Mr. Burk has performed consulting services for the Company. The options expire in three years. The value of the options, using the Black-Scholes pricing model, was $38,500 and this was recorded as a professional and consulting fees expense.

In connection with the sale of 5,533,333 shares of common stock during the third quarter each share purchased included a warrant to purchase an additional share of common stock for a price of $1.50 per share expiring on September 8, 2007.

We issued 845,000 warrants to Energy Capital Solutions in connection with the stock sales. The warrants are for the purchase of common stock at a price of $1.35 per share and the warrants expire October 29, 2009. The value of the warrants issued to Energy Capital Solutions, using the Black-Scholes pricing model, was $447,850. Since these warrants were part of the cost of the offering there was no entry into additional paid-in capital.

On October 28, 2004 the Company issued 5,333,333 warrants to Laurus Master Fund, Ltd., in connection with the convertible note agreement entered into on the same day. Pursuant to the agreement, Laurus Master Fund was issued 3,520,000 warrants to purchase common stock for a price of $2.00 per share expiring on October 28, 2009 and an additional 1,813,333 warrants to purchase common stock at a price of $3.00 per share expiring on October 28, 2004. The value of the warrants using the Black-Scholes pricing model was $2,072.534, which was off set against the long-term liability. The Company also issued 100,000 warrants to Draper & Associates in connection with the financing arrangement. The warrants are for the purchase of common stock at a price of $2.00 per share and will expire on October 29, 2007. As of December 31, 2004, the warrants have not been issued. The value of the warrants using the Black-Scholes pricing model was $12,000 was recorded as professional and consulting fees.

The weighted average of the assumptions used to value the warrants in 2004 were: Interest rate-2.32%, Days to expiration-936, Stock price $1.41, Strike price-$1.39, Volatility-23%, Yield-0%.

On April 13, 2004, Goran Blagojevic exercised 250,000 warrants at a price of $.75 per share. On August 1, 2004 Mr. Blagojevic exercised 400,000 warrants at a price of $.75 per share.

On March 19, 2004, Mr. Kehoe exercised 325,000 options at a price of $.50 per share, Mr. Felton exercised 325,000 options at a price of $.50 per share and Mr. Frierson exercised 50,000 options at a price of $.50 per share.

A summary of stock options and warrants is as follows:

	Options	Average Price	Warrants	Average Price
Outstanding 1/1/03	2,050,000	$1.12	500,000	$.75
Granted	2,050,000	$1.12	2,400,000	$.83
Cancelled	--	--	(500,000)	$.75
Exercised	-	-	--	--
Outstanding12/31/03	2,050,000	$1.12	2,400,000	$.83

Outstanding 1/1/04	2,050,000	$1.12	2,400,000	$.83
Granted	350,000	1.68	16,011,666	1.68
Cancelled	--	--	--	--
Exercised	(700,000)	.50	(650,000)	.75
Outstanding12/31/04	1,700,000	$1.49	17,761,666	$1.49

4. Commitments

On July 1 2003 the Company entered into an agreement with Enutroff LLC (Enutroff) whereby Enutroff would be paid for introductions that result in completed transactions as follows: 1). Debt financing, notes, loans- for any introductions made by Enutroff a $10,000 fee would be paid plus 12% of the total value of the financing. 2). Mergers and acquisitions-for any introductions made by Enutroff a fee of 7.5% of the total value of the merger or acquisition. 3). Sale or purchase of real property or mineral rights- a fee of up to 1/32 overriding royalty interest on those mineral rights involved in a transaction. 4). Working interest partners-a fee of up to 1/32 overriding royalty interest on any mineral rights involved with a working interest partner and a fee of 10% of the ultimate value of the transaction. 5). A fee of $40,000 to retain the services of Enutroff for a period of one year was due on July 1, 2003. Enutroff introduced the Company to CPA Directed Investments (CDI) and received a $58,000 fee based on the $400,000 the Company borrowed from CDI. Total fees paid to Enutroff for the year ended December 31, 2003 was $98,000. The fees were recorded as a professional and consulting fee expense.

On January 21, 2003, the Company entered into a lease agreement for office space. The term of the agreement is one year and rent is $300 per month. The rent is currently month- to- month. On April 2, 2004, the Company entered into a 39-month lease for office space. The monthly lease payment is $3,448.40. The lease amount increases each year based on the Consumer Price Index as defined within the lease with a minimum annual increase of 3%. For the year ended December 31, 2004 and 2003 rent expense was approximately $33,290 and $3,600 respectively. Future rent payments on non-cancelable operating leases with an initial or remaining term of greater than one year is as follows- 2005 $42,300 2006 $43,600 and 2007-$22,300.

On May 19, 2004 the Company entered into a consulting agreement with Tom Bibiyan of Florence Equity, LLC. The agreement was for 90 days and we paid a fee of $50,000.

5. Short-Term Notes Payable

The Company borrowed $240,000 from Cornerstone Bank under a note that was due August 3, 2003. Interest was 2% over the corporate base rate (6.25%). The note was repaid on July 7, 2003.

In July 2003, the Company borrowed $400,000 from CDI. The interest rate on the loan was 10%. 1,000,000 shares of common stock were issued to CDI as collateral that was held until the loan was paid. The loan was for 180 days. Pursuant to the loan agreement, upon the occurrence and during a continuance of default, all remaining amounts of the loan shall, at the option of CDI, become immediately due and payable, and CDI may exercise at any time any rights and remedies available to it under applicable law of the State of Nevada. The loan is due and payable upon the earlier of: (i)180 days from the date of the agreement, or (ii) within 30 days from closing of the Company's registered offering. The loan was repaid by December 31, 2003. Interest paid to CDI was $13,501.

On May 3, 2004, we issued 100,000 shares of our common stock to CPA Directed Investments (CDI) pursuant to a $250,000 secured promissory note dated May 5, 2004. CDI was to return 50,000 shares for cancellation at such time as the loan and interest are paid in full. On October 8, 2004, we repaid the loan and we issued 50,000 shares of common stock to CDI for extending the payment period three months. The expense was determined based on the market value of our stock on the date of the stock issue and totaled $132,500.

6. Long-Term Debt

Long-term debt consists of the following:

	December 31,
	2004	2003
Convertible Note payable - Laurus Master Fund	$8,000,000	$-0-
Note payable - GMAC	22,923	26,923
Total	8,022,923	26,923

Less unamortized cost of warrants	(1,902,530)	-0-

	6,120,393	26,923
Less current portion	(976,574)	(4,000)
Total long-term debt	$5,143,819	$22,923

In October 2004, the Company issued an $8,000,000 secured convertible term note ("Note") to Laurus Master Fund, Ltd. ("Laurus"). The Note is convertible into shares of the Company's common stock at a fixed conversion price of $1.50 per share. Pursuant to this agreement, the Company also issued to Laurus a warrant ("Warrant") to purchase up to 5,333,333 shares of its common stock, of which 3,520,000 shares have an exercise price of $2.00 and 1,813,333 shares have an exercise price of $3.00. The warrants expire on October 29, 2009. The unamortized cost of the warrants issued to Laurus of $1,902,530 (see Note 2, Stockholders' Equity) will accrete to interest expense over the period of the loan based on interest method. For the period ended December 31, 2004 the accreted amount unamortized cost of warrants was $170,054 and was reported as interest expense.

There was a beneficial conversion feature to the convertible note. On the day the note was issued the difference between the price the note could be converted to based on the price our common stock was trading and the conversion price for Laurus totaling $1,013,000. The beneficial conversion was recorded as interest expense for the year ended December 31, 2004.

The Note has a term of three years and accrues interest at the prime rate plus 3% per year (8.0% as of December 31, 2004). The Note is secured by all of the assets the Company acquired from Savage Resources and Savage Pipeline. The Note consists of a non-restricted facility of $7,000,000 and a restricted facility of $1,000,000. The non-restricted facility was used as part of the acquisition of Savage Resources, LLC and Savage Pipeline, LLC. The remaining million facility, after expenses, was reduced to approximately $850,000 and is restricted for future development of the Savage assets. These funds are under the sole dominion and control of Laurus as security for our obligations under the Securities Purchase Agreement and other related agreements.

Interest on the unrestricted principal amount is payable monthly, in arrears, on the first business day of each calendar month until the maturity date. Under the terms of the Note, the monthly interest payment and the monthly principal payment are payable either in cash at 102% of the respective monthly amortization amounts or, if certain criteria are met, in shares of the Company's common stock. The minimum monthly principal repayment of $200,000 together with any accrued or unpaid interest, commences on December 1, 2004, and continues through the maturity date. The principal criteria for the monthly payments to be made in shares of the Company's common stock include:

  the effectiveness of a current registration statement covering the shares of the Company's common stock into which the principal and interest under the Note are convertible;

  an average closing price of the Company's common stock for the previous five trading days greater than or equal to 115% of the fixed conversion price; and

  the amount of such conversion not exceeding 25% of the aggregate dollar-trading volume of the Company's common stock for the previous 22 trading days.

The Company may prepay the non-restricted and the restricted facility of the Note at any time by paying 130% of the amortizing principal amount then outstanding, together with accrued but unpaid interest thereon. Upon an event of default under the Note, Laurus may demand repayment of the outstanding principal balance at a rate of 130% of the Note plus any accrued interest.

On a month-by-month basis, if the Company registers the shares of common stock issuable upon conversion of the Note and upon exercise of the Warrant on a registration statement declared effective by the Securities and Exchange Commission, and the market price of its common stock for five consecutive trading days exceeds the conversion price by at least 25%, then the interest rate on the Note for the succeeding calendar month shall be reduced by 1% for every 25% increase in the market price of its common stock above the conversion price of the Note, but in no event shall the interest rate be less than 7.5%.

Laurus also has the option to convert all or a portion of the Note into shares of the Company's common stock at any time, subject to limitations described below, at a conversion price of $1.50 per share, subject to adjustment as described below. The Note is currently convertible into 5,333,333 shares of the Company's common stock, excluding the conversion of any accrued interest. Laurus is limited on its ability to convert if the conversion of the Note or the exercise of the Warrant would cause the shares then held by Laurus to exceed 4.99% of the Company's outstanding shares of common stock unless there has been an event of default or Laurus provides the Company with 75 days prior notice.

The Company is obligated to file a registration statement with the Securities and Exchange Commission ("SEC") registering the resale of shares of its common stock issuable upon conversion of the Note and exercise of the Warrant by December 12, 2004, and to have such Statement declared effective by the SEC by no later than February 5, 2005. The Company timely filed the registration statement, but it has not yet been declared effective. If the registration statement is not declared effective within the timeframe described, or the registration statement is suspended other than as permitted in the Registration Rights Agreement, or if the Company's common stock is not listed for three consecutive trading days, the Company is obligated to pay Laurus additional cash fees. The cash fees are 2.0% of the original principal amount of the Note for each 30-day period in which the Company fails to correct these issues.

The Company acquired a truck on September 10, 2003 and financed the purchase with a five-year loan from GMAC bearing an interest rate of 8.74%. The amount owed to GMAC at December 31, 2004 and 2003 is $22,923 and $26,923, respectively.

The aggregate principal payments of long-term debt are approximately as follows:

Year	Amount

2005	$1,605,574
2006	2,405,600
2007	4,006,109
2008	5,640
$8,022,923

7. Income Taxes

Deferred income taxes are determined based on the tax effect of items subject to differences in book and taxable income. The Company had no income tax provision for the years ended December 31, 2004 and 2003. There is approximately $6,815,000 of net operating loss carry-forwards, which expires in 2017-2019. The net deferred tax is as follows:

Year ended December 31,
Non-current deferred tax asset (liabilities):	2004	2003
Net operating loss carry-forward	$ 2,522,000	$ 1,000,000
Oil & gas properties Valuation allowance	(1,096,000) (1,426,000)	(450,000) (550,000)
Total deferred tax net	$ --	$ --

A reconciliation of the provision for income taxes to the statutory federal rate for continuing operations is as follows:

	Year ended December 31,
Statutory tax rate	34.0%	34.0%
Non-deductible expense Oil & gas property expense Change in valuation allowance	40.0 (40.0) <34.0>	- - <34.0>
Effective tax rate	0.0%	0.0%

8. Related Party Transactions

During the year ended December 31, 2004, we paid the outstanding payable due to our President in the amount of $47,500. At December 31, 2004 the amounts due to Officers was $0. In 2004 we paid $9,000 in rent to an entity owned by our President. In 2004 our President earned overriding royalties on properties owned by us of $10,725.

Total fees to Mr. Stoeckinger for the years ended December 31, 2004 and 2003 were $61,159 and $244,699, respectively.

Total fees to Mr. Blagojevic for the years ended December 31, 2004 and 2003 were $3,500 and $469,302, respectively.

Total interest paid to CPA Directed Investments (see note 5), a shareholder of the Company, for the years ended December 31, 2004 and 2003 was $10,592 and $13,501 and additional fees in 2004 of $132,500 relating to stock issued for an extension of a note. We invested $200,000 in a fund that is being managed by CPA Directed Investments in 2003. In 2004 we liquidated $200,000 of that investment and at December 31, 2004, the remaining investment was $15,778.

Total fees to Mr. Frierson for the year ended December 31, 2004 and 2003 were $0 and $5,900, respectively.

Total fees paid to Mr. David Polay (a former officer) and his company for the year ended December 31, 2004 and 2003 were $13,342 and $55,134.

In 2004 we acquired oil leases and existing wells on properties from BTB Energy Partners for $270,000 (owned by a stockholder and consultant). This is included as an accrued payable-related party at December 31, 2004.

We issued 200,000 stock options to CSC Group LLC (owned by Mr. Cochennet)- see note 2 options and warrants.

In 2004, we paid $150,000 ($75,000 to a company that is a shareholder and $75,000 to a company that is owned by one of our contract laborers) for oil leases and existing wells. We utilized the services of Mallard Management Inc., a shareholder, for consulting and paid $32,200.

9. Acquisitions

On January 15, 2004, the Company agreed to exchange 765,000 shares of common stock to Mr. John Haas, Mr. Mark Haas and Mr. W.B. Mitchell, principals of CBM Energy, Inc for oil and gas mineral leases covering approximately 36,000 gross acres (30,750 net acres) and title to approximately 10 existing wells. The value of the transaction is $765,000. $31,000 of value was assigned to properties not subject to amortization based on the unamortized lease cost of each leased acre. $80,000 of value was assigned to properties subject to amortization costs based on the fair market value of the test wells on the leased property. The remaining $654,000 was expensed.

Effective November 4, 2004, the Company completed the acquisition of certain assets owned by Savage Resources, LLC and Savage Pipeline, LLC for the purchase price of $10 million. The acquisition includes leasehold rights to approximately 10,000 gross acres (7,620 net acres) and 71 producing gas wells in Southeast Kansas.

In accordance with the terms of the purchase agreement, the purchase price was allocated as follows:

Proved producing properties	$8,410,000
Equipment and vehicles	90,000
Pipeline	1,500,000
Total	$10,000,000

The following pro forma summary data for the year ending December 31, 2004 and 2003 presents the results of operations as if the Savage acquisition had occurred on January 1, 2003. The pro-forma detail for the year ended December 31, 2004 only contains the activity for Savage for January 1, 2004 through September 30, 2004, as information was not available to the Company for the period of October 1, 2004 through November 4, 2004. These pro-forma results have been made for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made at January 1, 2003 or of results that may occur in the future.

	Year ended December 31,
	2004	2003
Proforma revenue	$7,470,786	$6,103,498
Proforma loss	(4,652,126)	(2,354,102)
Proforma loss per share	$(.23)	$(.16)

10. Derivatives

Description of contracts.

To reduce its exposure to unfavorable changes in natural gas prices the Company utilizes energy swaps in order to have a fixed-price contract. These contracts allow the Company to be able to predict with greater certainty the effective natural gas prices to be received for hedged production and benefit operating cash flows and earnings when market prices are less than the fixed prices provided under the contracts. However, the Company will not benefit from market prices that are higher than fixed prices in contracts for hedged production. If the Company is unable to provide the quantity that it has contracted for it will have to go to the open market to purchase the required amounts that it has contracted to provide. For the year ended December 31, 2004 fixed price contracts hedged approximately 72% of the Company's natural gas production. There was no production in 2003.

The following table summarizes the Company's fixed price contracts as of December 31, 2004:

	Year ended December 31,
	2005	2006
Contract volume	480,000	70,000
Weighted-ave fixed price	$5.85	$6.07
Fixed-price sales	$2,810,250	$425,000
Fair value liability	($157,960)	($71,475)

Accounting.

All fixed price contracts have been executed in connection with the Company's natural gas hedging program. The differential between the fixed price and the floating price for each contract settlement period multiplied by the associated contract volume is the contract profit or loss. All of the Company's contracts are considered to be cash flow hedges and there were no realized gains or losses in the year ending December 31, 2004. For contracts that were open at December 31, 2004 the change in the fair value is shown as an adjustment to other comprehensive income with a corresponding balance sheet asset or liability recorded.

Credit risk.

The counter party to the Company's fixed-price contracts is the customer buying the Company's product. Should the counter party default on a contract there can be no assurance that the Company will be able to enter into a new contract with a third party on terms comparable to the original contract. The Company has not experienced non-performance by its counter party. Cancellation or termination of a fixed-price contract would subject a greater portion of the Company's natural gas production to market prices, which in a low price environment, could have an adverse effect on its operating results.

Market risk.

Market risk for fixed-price contracts has significantly been hedged.

11. Asset Retirement Obligations

The Company's asset retirement obligations relate to the abandonment of oil and gas wells. The amounts recognized are based on numerous estimates and assumptions, including future retirement costs, inflation rates and credit adjusted risk-free interest rates. The following shows the changes in asset retirement obligations for the financial statements presented.

	Year ended December 31,
	2004	2003
Asset retirement obligation, beginning of year	$ 6,200	$ --
Liabilities incurred during the year	432,760	6,200
Liabilities settled during the year	--	--
Accretion of expense	6,657	--
Asset retirement obligations, end of year	$ 445,617	$ 6,200

12. Cost of Oil and Gas Properties

(a) General.

This following is information on the Company's oil and gas development and producing activities in accordance with SFAS No. 69, "Disclosures about Oil and Gas Producing Activities"

(b) Results of operations from oil and gas producing activities

The following table shows the results of operations from the Company's oil and gas producing activities during the years presented in the financial statements. Results of operations from these activities are determined using historical revenues, production costs and depreciation, depletion and amortization of the capitalized costs subject to amortization. General and administrative expenses and interest expense is excluded from this determination.

	Year ended December 31,
	2004	2003
Production revenues	$866,924	$ ---
Production costs	(221,339)	---
Depreciation and depletion	(134,568)	---
Income tax (allocated on gross profits based On statutory rates)	(145,000)	---
Results of operations for producing activities	$337,492	$ ---

(c) Capitalized costs for oil and gas producing activities

The Company's aggregate capitalized costs related to natural gas and oil producing activities are as follows:

December 31, 2004
Proved	$10,921,805
Unproved	1,621,256
12,543,061
Accumulated depreciation and depletion	(115,375)
Net capitalized costs	$12,427,686

Unproved properties not subject to amortization consisted mainly of leases, and wells that haven't been completed. The Company will continue to evaluate its unproved properties, however, the timing of ultimate evaluation and disposition of the properties has not been determined.

(d) Costs incurred

Costs incurred in natural gas and oil property acquisition, exploration and development activities, which have been capitalized, are summarized as follows:

	Year ended December 31,
	2004	2003
Acquisition of properties proved & unproven	$8,912,126	$606,423
Development costs	1,911,023	400,194
Total	$10,823,149	$1,006,617

13. Subsequent Events

On January 4, 2005, the Company awarded Mr. David Polay 50,000 shares and Mr. LoCascio 10,000 shares of its common stock for services.

On January 11, 2005, the Company issued 60,000 shares of our restricted common stock in lieu of cash compensation to Russell A. Frierson for land and administrative support rendered to the Company.

On January 11, 2005, the Company issued 100,000 shares of its restricted common stock to Gary Bridwell.

On January 28, 2005, in exchange for delaying the Company's monthly principal payment until May, 2005 on the note due to Laurus the Company issued to Laurus 666,667 warrants at an exercise price of $2.50 and 333,333 warrants at an exercise price of $3.00.

The Company entered into various contracts with Seminole Energy Services LLC to sell 60,000 mmbtu per month for the period of March 2005 to February 2006 at various fixed prices with the overall average price of $5.99.

On February 7, 2005, the Company entered into a Consulting Agreement with CEOcast, Inc., wherein they agreed to issue 40,000 shares of its common stock to CEOcast.

On March 23, 2005, Laurus Master Fund, Ltd. converted $190,677.37 of accrued interest due under the Convertible Term Note. Pursuant to the conversion rate of $1.50 the Company issued 127,118 shares of its restricted common stock to Laurus on March 31, 2005.

On March 16, 2005, the Company executed an agreement with CSC Group, wherein Steve Cochennet, (an Advisory Board Member) President of CSC Group, agreed to provide the Company with services to further its long-term strategy. The term of the agreement began on January 1, 2005. The Company agreed to pay Mr. Cochennet $5,000 per month plus grant 150,000 options to CSC Group at $2.04 per share for a period of five years. Mr. Cochennet will also receive 3% of any debt facility or mezzanine financing he puts in place prior to December 31, 2005.

On March 18, 2005, the Company executed an agreement with Robert Howell, (an Advisory Board Member) wherein Mr. Howell agreed to provide the Company with services on specified assignments as needed by the Company. The term of the agreement is for three months and began on February 1, 2005. The Company agreed to compensate Mr. Howell $10,000 for each month plus pay for all reasonable business and travel expenses, and grant Mr. Howell 125,000 options to purchase its common stock at a price equal to the average of the last 22 trading days ending April 29, 2005. The options will be fully vested and will have five years in which to exercise them. If Mr. Howell is involved in finding sources of debt for the Company, he will work with Mr. Cochennet and be paid an additional fee by Mr. Cochennet.

On April 13, 2005, Laurus Master Fund, Ltd. converted $52,819.75 of accrued interest due under the Convertible Term Note. Pursuant to the conversion rate of $1.50 the Company will issue 35,213 shares of its restricted common stock to Laurus. As of the date of this filing the shares have not been issued.

14. Supplemental Oil and Gas Reserve Information (Unaudited)

(a) General

The Company's estimated net proved oil and gas reserves and the present value of estimated cash flows from those reserves are summarized below. The reserves were estimated by McCune Engineering, independent petroleum engineers, using market prices at the end of each of the years presented in the financial statements. Those prices were held constant over the estimated life of the reserves. There are numerous uncertainties inherent in estimating quantities and values of proved oil and gas reserves and in projecting future rates of production and the timing of development expenditures, including factors involving reservoir engineering, pricing and both operating and regulatory constraints. All reserves estimates are to some degree speculative, and various classifications of reserves only constitute attempts to define the degree of speculation involved. Accordingly, oil and gas reserve information represents estimates only and should not be construed as being exact.

(b) Estimated Oil and Gas Reserve Quantities

The Company's ownership interests in estimated quantities of proved oil and gas reserves and changes in net proved reserves, all of which are located in the United States, are summarized below.

	Gas -mcf	Oil -bbls
Proved reserves:
Balance December 31, 2003	---	---
Purchase of reserves-in-place	12,837,406	111,296
Production	(142,968)	(306)
Balance December 31, 2004	12,694,438	110,990

There were no extensions and discoveries during the year. Since this was the first year that the Company had reserves there was no revision of previous estimates of reserves.

	Gas-mcf	Oil-bbls
Proved developed reserves at the end of the year Balance December 31, 2003	----	----

Balance December 31, 2004	5,799,463	110,990

(c) Standardized measure of discounted future cash flows

The standardized measure of discounted future net cash flows from the Company's proved reserves for each of the years presented in the financial statements is summarized below. There were no proved reserves for the year ended December 31, 2003. The standardized measure of future cash flows as of December 31, 2004 is calculated using a price per Mcf of natural gas of $6.20 and a price per barrel of oil at $49.55. The gas price was the Williams/Southern Star Central spot gas price (inside FERC index) at the end of the year. The oil price was what the Company was receiving at December 31, 2004. The resulting estimated future cash inflows are reduced by estimated future costs to develop and produce the estimated proved reserves. These costs are based on year-end cost levels. Future income taxes are based on year-end statutory rates. The future net cash flows are reduced to present value by applying a 10% discount rate. The standardized measure of discounted future cash flows is not intended to represent the replacement cost or fair market value of the Company's oil and gas properties.

There were no proved reserves at the year ended December 31, 2003.

Year ended December 31, 2004
Future production revenue	$84,195,000
Future production costs	(24,012,000)
Future development costs	(6,093,000)
Future cash flows before income taxes	54,090,000
Future income taxes	(17,613,000)
Future net cash flows	36,477,000
10% annual discount for estimating of future cash flows	(13,198,000)
Standardized measure of discounted net cash flows	$23,279,000

(d) Changes in Standardized Measure of Discounted Future Net Cash Flows

The following table summarizes the changes in the standardized measure of discounted future net cash flows from estimated production of the Company's proved oil and gas reserves after income taxes for each of the years presented in the financial statements. There were no proved reserves at December 31, 2003. The proved reserves were purchased in the final quarter of fiscal 2004 therefore there are no revisions of quantity estimates. There were no extensions, discoveries and improved recoveries for the year ended December 31, 2004. In future periods it is expected that there will be extensions, discoveries and improved recovery, changes in prices and production costs, accretion of discount and changes in future income taxes.

Balance December 31, 2003	$ ---
Sales, net of production costs	(645,585)
Acquisition of oil and gas in place	23,924,585
Balance December 31, 2004	$ 23,279,000

Index to

Petrol Oil and Gas, Inc. Unaudited Financial Statements

Condensed Balance Sheet at June 30, 2005	G-1

Condensed Statement of Operations for Quarter Ended June 30, 2005 and 2004	G-2

Condensed Statement of Cash Flows for Quarter Ended June 30, 2005 and 2004	G-3

Notes to Financial Statements	G-4

Petrol Oil and Gas, Inc.

Condensed Balance Sheet

Unaudited

June 30, 2005
Assets
Current assets:
Cash	$ 494,350
Accounts receivable	849,864
Prepaid expenses and other current assets	22,154
Investment	17,364
Total current assets	1,383,732

Fixed assets, net	1,764,356

Other assets:
Oil and gas properties using full cost accounting:
Properties not subject to amortization	1,291,461
Properties subject to amortization	12,013,579
Capitalized loan costs, net	576,500
Total other assets	13,881,540
$ 17,029,628

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$ 235,339
Accrued liabilities	282,781
Short-term derivative liability	588,680
Current portion of long term debt	1,602,069
Total current liabilities	2,708,869
Long-term debt, less current portion	4,561,372
Asset retirement obligation	675,464

Contingencies and commitments

Stockholders' equity:
Preferred stock, $0.001 par, authorized 10,000,000 shares; no shares issued	-
Common stock, $0.001 par, authorized 100,000,000 shares; 25,190,477 issued and outstanding	25,190
Stock bought for services not issued	130
Unamortized cost of stock or options issued for services	(39,192)
Additional paid-in capital	18,956,017
Other comprehensive (loss)	(588,680)
Accumulated (deficit)	(9,269,542)
Total stockholders' equity	9,083,923
$ 17,029,628

See notes to condensed financial statements.

Petrol Oil and Gas, Inc.

Condensed Statement of Operations

Unaudited

	Six Months Ended June 30,		Three Months Ended June 30,
	2005	2004	2005	2004
Revenue:	$ 2,996,102	$ -	$ 1,805,491	$ -

Expenses:
Direct operating costs	1,711,852	-	1,293,851	-
Professional and consulting fees	1,554,434	867,737	141,854	82,718
General and administrative	620,341	532,958	320,223	597,133
Depreciation, depletion and amortization	582,104	3,173	232,650	1,718
Acquisition costs	-	654,000	-	-
Total expenses	4,468,731	2,057,868	1,988,578	681,569
Loss from operations	(1,472,629)	(2,057,868)	(183,087)	(681,569)

Other income (expense):
Interest and other income	23,910	22,669	10,257	2,742
Interest expense	(853,433)	(1,715)	(457,618)	(762)
Other income (expense)	(829,523)	20,954	(447,361)	1,980
Loss before income tax	(2,302,152)	(2,036,914)	(630,448)	(679,589)
Provision for income tax	-	-	-	-
Net loss	$ (2,302,152)	$ (2,036,914)	$ (630,448)	$ (679,589)

Basic and diluted earnings per share	$ (0.09)	$ (0.12)	$ (0.03)	$ (0.04)

Weighted shares outstanding	24,962,730	16,448,261	25,096,052	16,448,261

See notes to condensed financial statements.

Petrol Oil and Gas, Inc.

Condensed Statement of Cash Flows

(Unaudited)

	Six Months Ended June 30,
	2005	2004
Operating activities:
Net loss	$ (2,302,152)	$ (2,036,914)
Adjustments to reconcile net loss to cash used in operating activities-
Depreciation, depletion and amortization	583,221	3,173
Accretion of warrants issued for long-term debt	503,785	-
Accretion of asset retirement obligations	23,347	-
Stock and warrants issued for services	(1,189,420)	913,313
Stock issued for interest payments	297,833	-
Stock issued in acquisition of CBM	-	765,000
Change in assets and liabilities-
Increase in accounts receivable	(536,882)	-
Increase in prepaid expense and other current assets	(10,628)	66,632
Increase in investments	(1,585)	(14,882)
Decrease in accounts payable	(195,059)	(124,549)
Decrease in accrued liabilities	(25,163)	(24,206)
Decrease in accrued liability – related parties	(270,000)	-
Decrease in note payable – related party	-	(47,500)
Cash used in operating activities	(743,863)	(499,933)

Investing activities:
Equipment purchased	(115,997)	(2,760)
Investment	-	200,000
Reductions to restricted cash	852,346	-
Additions to oil & gas properties	(1,058,666)	(968,601)
Cash (used in) investing activities	(322,317)	(771,361)

Financing activities:
Payments made on long-term debt	(232,355)	(2,734)
Borrowings on note payable	-	250,000
Payments received on note receivable	-	13,732
Exercise of options	-	187,500
Cash provided by (used in) financing activities	(232,355)	448,498

Decrease in cash	(1,298,535)	(822,796)
Beginning cash	1,792,885	1,059,838
Ending cash	$ 494,350	$ 237,042

Supplemental cash flow information:
Interest paid in cash	$ 65,710	$ 1,715
Income taxes paid	-	-

Non cash financing activities:
Unamortized cost of stock and options issued for services	$ 40,200	$ 950
Stock for services not issued	-	475
Stock, warrants and options issued for services	1,189,490	913,313
Stock issued for interest	297,833	-
Stock issued and exercise of options for a note receivable	-	350,000
Asset retirement obligation	206,500	-

See notes to condensed financial statements.

Petrol Oil and Gas, Inc.

Notes To Condensed Financial Statements

Note 1 - Basis of Presentation

The unaudited condensed financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and reflect all adjustments which, in the opinion of management, are necessary for a fair presentation. All such adjustments are of a normal recurring nature. The results of operations for the interim period are not necessarily indicative of the results to be expected for a full year. Certain amounts in the prior year statements have been reclassified to conform to the current year presentations. These statements should be read in conjunction with the financial statements and footnotes thereto included in the Form 10-KSB for the year ended December 31, 2004.

Note 2 - Stock Transactions and Consulting Agreements

On January 11, 2005, the Company awarded Mr. David Polay 50,000 shares and Mr. LoCascio 10,000 shares of its common stock for services. The value of the stock was determined based on the closing value of its stock on the date the stock was issued. The Company recorded $141,000 as professional fee expense.

On January 11, 2005, the Company issued 60,000 shares of its common stock in lieu of cash compensation to Russell A. Frierson for land and administrative support rendered to the Company. The value of the stock was determined based on the closing value of its stock on the date the stock was issued. The Company recorded $141,000 as professional fee expense.

On January 11, 2005, the Company issued 100,000 shares of its restricted common stock to Gary Bridwell. The Company had recorded the par value of the stock as stock bought for services not issued at December 31, 2004 so this reduced that account by $100.

On February 7, 2005, the Company entered into a Consulting Agreement with CEOcast, Inc., wherein the Company agreed to issue 40,000 shares of its common stock to CEOcast. The value of the stock was determined based on the closing value of the stock on the date the stock was issued. The Company recorded $96,800 as professional fee expense. The stock has not been issued as of June 30, 2005.

Pursuant to a consulting agreement the Company will issue stock to ECON Investor Relations, Inc based on a monthly value of $6,000. For the first and second quarters of 2005 the Company recorded $36,000 as a professional fee expense. The stock was not issued as of June 30, 2005.

On January 28, 2005, in exchange for delaying its monthly principal payment until June 2005 on the note due to Laurus, the Company issued to Laurus 666,667 warrants at an exercise price of $2.50 and 333,333 warrants at an exercise price of $3.00. The Company recorded as

Petrol Oil and Gas, Inc.

Notes To Condensed Financial Statements

professional fee expense $549,000, which represented the fair market value of the warrants based on the Black-Scholes pricing model.

On March 16, 2005, the Company executed an agreement with CSC Group, wherein Steve Cochennet, (an Advisory Board Member) President of CSC Group, agreed to provide the Company with services to further its long-term strategy. The term of the agreement began on January 1, 2005. The Company agreed to pay Mr. Cochennet $5,000 per month plus grant 150,000 options to CSC Group at $2.04 per share for a period of five years. Mr. Cochennet will also receive 3% of any debt facility or mezzanine financing he puts in place prior to December 31, 2005. The value of the warrants was $138,795 as calculated by using the Black-Scholes pricing model. This was recorded as professional fee expense.

On March 18, 2005, the Company executed an agreement with Robert Howell, (an Advisory Board Member) wherein Mr. Howell agreed to provide the Company with services on specified assignments as needed by the Company. The term of the agreement is for three months and began on February 1, 2005. The Company agreed to compensate Mr. Howell $10,000 for each month plus pay for all reasonable business and travel expenses, and grant Mr. Howell 125,000 options to purchase its common stock at a price equal to the average of the last 22 trading days ending April 29, 2005. The options will be fully vested and will have five years in which to exercise them. If Mr. Howell is involved in finding sources of debt for the Company, he will work with Mr. Cochennet and be paid an additional fee by Mr. Cochennet. The value of the warrants was $86,825 as calculated using the Black-Scholes pricing model. This was recorded as professional fee expense.

On May 9, 2005, the Company entered into an agreement with an employee to provide services to the Company. As part of the agreement the employee will receive 60,000 options vesting 20,000 per year at $2.33 per share for a period of five years. The value of the options was $40,200 as calculated using the Black-Scholes pricing model. The value was recorded as unamortized cost of options issued for compensation and will be amortized over the vesting period. At June 30, 2005 $1,117 has been expensed.

A summary of stock options and warrants is as follows:

	Options		Warrants
Outstanding 12/31/04	1,700,000	$1.24	17,761,666	$1.49
Granted	335,000	2.11	1,000,000	2.67
Cancelled	--	--	--	--
Exercised	--	--	--	--
Outstanding 3/31/05	1,975,000	$1.38	18,761,666	$1.55

Petrol Oil and Gas, Inc.

Notes To Condensed Financial Statements

In the first and second quarters of 2005, Laurus Master Fund, Ltd. converted $526,225.87 of interest and principal due under the Convertible Term Note. Pursuant to the conversion rate of $1.50 per share, the Company issued 350,817 shares of its common stock through June 30, 2005.

At June 30, 2005, the Company had approximately 131,000 shares of its common stock that is earned but not issued.

Note 3 – Asset Retirement Obligation

The Company’s asset retirement obligations relate to the abandonment of oil and gas wells. The amounts recognized are based on numerous estimates and assumptions, including future retirement costs, inflation rates and credit adjusted risk-free interest rates. The following shows the changes in asset retirement obligations for the financial statements presented.

June 30, 2005
Asset retirement obligation, beginning of year	$ 445,617
Liabilities incurred during the year	206,500
Liabilities settled during the year	--
Accretion of expense	23,347
Asset retirement obligations, end of year	$ 675,464

Note 4 - Long-Term Debt

LONG-TERM DEBT CONSISTS OF THE FOLLOWING:

June 30, 2005
Convertible Note payable – Laurus Master Fund	$ 7,543,235
Note payable – GMAC	18,900
Total	7,562,135

Less unamortized cost of warrants	(1,398,695)

6,163,440
Less current portion	(1,602,068)
Total long-term debt	$ 4,561,372

For the quarter and six-month period ended June 30, 2005 the accretion of the warrants that was included in interest expense totaled $248,704 and $503,785, respectively.

In June 2005, the Company signed a revolving term loan with Cornerstone Bank for $1 million to use as working capital. The term of the loan is for one year and is due in June 2006 and is collateralized by various Company bank accounts at Cornerstone Bank. As of June 30, 2005, there was no outstanding balance under this loan.

Petrol Oil and Gas, Inc.

Notes To Condensed Financial Statements

Note 5 – Fixed Price Sales Contracts

The Company entered into various contracts with Seminole Energy Services LLC to sell 60,000 mmbtu per month for the period of July 2005 to February 2006 at various fixed prices with the overall average price of $6.01.

Note 6 - Subsequent Events

On July 6, 2005, Laurus Master Fund, Ltd. converted $228,382.28 of principle and $56,916.84 of accrued interest due under the Convertible Term Note. Pursuant to the conversion rate of $1.50 the Company issued 190,200 shares of its restricted common stock to Laurus on July 8, 2005.

On July 20, 2005, Goran Blagojevic exercised 100,000 warrants at a price of $0.75 per share. The 100,000 shares were issued on July 29, 2005 and were previously registered in the Company’s registration statement declared effective on June 30, 2005.

On August 8, 2005, the Company issued 22,785 shares of its restricted common stock (valued at $54,000) to ECON Investor Relations, Inc. pursuant to its consulting agreement dated June 15, 2004.

Index To

Audited Statement of Combined Revenues and Direct Operating Expenses and Pro Forma Condensed Financial Statements for the Purchase of Certain Assets for Savage Resources LLC. and Savage Pipeline LLC.

Report of Independent Certified Public Accountants	H-2

Statement of Combined Revenues and Direct Operating Expenses	H-3

Notes to Statement of Combined Revenues and Direct Operating Expenses	H-4

Supplemental Oil and Gas Information	H-5

Report of Independent Registered Public Accounting Firm

To the Shareholders of Petrol Oil & Gas, Inc.:

We have audited the accompanying statement of combined revenues and direct operating expenses of the oil and gas properties purchased by Petrol Oil & Gas, Inc. from Savage Resources, LLC and Savage Pipeline, LLC for the years ended December 31, 2003 and 2002. This financial statement is the responsibility of Petrol Oil & Gas, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in Petrol Oil & Gas, Inc.'s Form 8-K/A and is not intended to be a complete financial presentation of the properties describes above.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the combined revenues and direct operating expenses of the oil and gas properties purchased by Petrol Oil & Gas, Inc. from Savage Resources, LLC and Savage Pipeline, LLC for the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States.

/s/ Weaver & Martin

Weaver & Martin, LLC

Kansas City, Missouri

February 2, 2005

Statement of Combined Revenues and Direct Operating Expenses of the Oil and Gas Properties Purchased by Petrol Oil and Gas, Inc. from Savage Resources, LLC and Savage Pipeline, LLC

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2003	2002	2004	2003
	(Audited)		(Unaudited)

Revenues	$ 6,103,498	$ 2,162,415	$ 6,694,547	$ 4,437,728

Direct operating expenses	4,019,280	1,668,188	4,463,443	2,807,139

Excess of revenues over direct operating expenses	$ 2,084,218	$ 494,227	$ 2,231,104	$ 1,630,589

The accompanying notes are an integral part of this financial statement.

Notes to Statement of Combined Revenues and Direct Operating Expenses of the Oil and Gas Properties Purchased by Petrol Oil and Gas, Inc. from Savage Resources, LLC and Savage Pipeline, LLC

(1) The Properties

On September 23, 2004, Petrol Oil and Gas, Inc. ("Petrol") entered into an option agreement to purchase certain assets owned by Savage Resources, LLC and Savage Pipeline, LLC for $10,000,000. On October 29, 2004, Petrol entered into an assignment of leases and easements agreement wherein Petrol was assigned the oil and gas and salt water disposal leases and agreements and rights-of-way and easements covering land in Neosho County and Wilson County, Kansas and associated personal properties effective November 1, 2004.

(2) Basis Of Presentation

During the periods presented, the Savage properties were not accounted for or operated in accordance with generally accepted accounting principles. The entities accounted for their operations without capitalizing many of the costs that related to the full cost method of accounting for oil and gas properties and did not conduct any reserve studies nor calculate an amortization rate per equivalent unit of production. Accordingly, full separate financial statements prepared in accordance with generally accepted accounting principles do not exist and are not practicable to obtain in these circumstances.

Revenues and direct operating expenses included in the Statement of Combined Revenue and Direct Operating Expenses of the Oil and Gas Properties Purchased By Petrol Oil and Gas, Inc. From Savage Resources, LLC and Savage Pipeline, LLC represent Petrol's interest in the properties acquired for the periods prior to the respective closing dates and are presented on the accrual basis of accounting and in accordance with generally accepted accounting principles. Depreciation, depletion and amortization, interest, accretion of asset retirement obligation, general and administrative expenses and corporate income taxes have been excluded. The financial statements presented are not indicative of the results of operations of the acquired properties going forward due to changes in the business and inclusion of the above mentioned expenses.

(3) Commitments And Contingencies

Petrol is not aware of any legal, environmental or other commitments or contingencies that would have a material effect on the statement of revenues and direct operating expenses.

(4) Revenue Recognition

It is Petrol's policy to recognize revenue when production is sold to a purchaser at a fixed or determinable price.

Supplemental Oil and Gas Information

(Unaudited)

A. General.

The estimated net proved oil and gas reserves and the present value of estimated cash flows from those reserves from the properties acquired by Petrol are summarized below. The reserves were estimated by McCune Engineering (McCune) in a report dated July 27, 2004 as of July 1, 2004. The reserve study was paid for by Savage Resources, LLC and was based on information they provided to McCune. The July 1, 2004 reserve study was the only determination of proved reserves that is available therefore there will be no revisions of reserve estimates because no previous determination of estimates exists. Likewise there was no detail of extensions, discoveries and improved recovery for the periods below because there was no basis in which to determine when a discovery or extension was actually made.

McCune determined proved, developed producing reserves by "a) Extrapolation of historical production decline curves or b) By analogy to similar wells in the same reservoir."

There is no information provided for the years ended December 31, 2003 and 2002 for proved undeveloped reserves because there were no reserve studies performed on the properties acquired for those periods.

B. Estimated Oil and Gas Reserve Quantities.

There were no determination of proven reserves at December 31, 2003 and 2002. The only reserve study was done as of July 1, 2004. For the table below, the July 1, 2004 proved reserve total was adjusted for the actual production activity to determine what the proved reserves would have been at December 31, 2003 and 2002 based on the reserve study as of July 1, 2004.

There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and timing of development expenditures. The following reserve data represents estimates only and should not be construed as being exact.

There were no oil reserves. All of the reserves are located in the United States.

	Gas (MMcf)
	2003	2002
Proved developed reserves:

Beginning of year	6,541.844	6,976.360
Production	(840.082)	(434.516)
Purchases of reserve in-place	-	-
Extensions, discoveries and improved recovery	-	-
Transfers/sales of reserve in place	-	-
Revisions of previous estimates	-	-
End of year	5,701.762	6,541.844

Proved developed reserves at end of year	5,701.762	6,541.844

C. Standardized Measure of Discounted Future Net Cash Flows.

The standardized measure of discounted future net cash flows from the Company's estimated proved gas reserves is provided for the financial statement user as a common base for comparing oil and gas reserves of enterprises in the industry and may not represent the fair market value of the Company's oil and gas reserves or the present value of future cash flows of equivalent reserves due to various uncertainties inherent in making these estimates. Those factors include changes in oil and gas prices from year end prices used in the estimates, unanticipated changes in future production and development costs and other uncertainties in estimating quantities and present values of oil and gas reserves.

The following table presents the standardized measure of discounted future net cash flows from the ownership interest in proved oil and gas reserves as of the end of each of the two years ended December 31, 2003. The standardized measure of future net cash flows as of December 31, 2003 and 2002 are calculated using the Williams/Southern Star Central spot gas price (inside FERC index) as of the end of the year. The prices were $5.68, $4.62 and $2.51, for the years ended December 31, 2004, 2003 and 2002, respectively, per Mcf of gas.

The resulting estimated future cash inflows are reduced by estimated future costs to produce the estimated proved reserves based on actual year-end operating cost levels. Future income taxes are based on year-end statutory rates, adjusted for any operating loss carryforwards and tax credits. The future cash flows are reduced to present value by applying a 10% discount rate.

The standardized measure of estimated discounted future cash flow is not intended to represent the replacement cost or fair market value of the oil and gas properties.

	Year Ended December 31,
	2003	2002
Future cash inflows	$29,935,000	$32,446,000
Future production costs	(9,880,000)	(11,255,000)
Future development costs	-	-
Future income tax	(5,171,000)	(5,388,000)

Future net cash flows	14,884,000	15,803,000
Effect of discounting future annual net cash flows at 10%	(3,900,000)	(4,740,000)

Discounted future net cash flow	$10,984,000	$11,063,000

D. Changes in Standardized Measure of Discounted Future Net Cash Flows.

The principal changes in the standardized measure of discounted future net cash flows relating to proven oil and gas reserve is as follows:

	Year Ended December 31,
	2003	2002
Beginning of the year	$11,063,000	$ 3,075,000
Sales, net of production costs	(2,121,000)	(494,000)
Net change in prices and production costs	2,899,000	12,951,000
Extensions, discoveries and improved recovery (1)	-	-
Change in future development costs (2)	-	-
Accretion of discount	156,000	15,000
Change in income tax	(1,013,000)	(4,484,000)
Revision of quantity estimates (3)	-	-

End of year	$10,984,000	$ 11,063,000

  There was no change in extensions, discoveries and improved recovery for each of the periods because there was no basis in which to determine when a discovery or extension was actually made so all estimated reserves were in place at the beginning of 2002 with no subsequent adjustments.

  There are no future development costs because the reserves used in the calculation are proved developed reserves only. There was no reserve studies done at December 31, 2001, 2002 and 2003 so there is no reliable estimate of undeveloped proved reserves or development costs that would be expended to develop those reserves.

  The July 1, 2004 reserve study by McCune Engineering was the only determination of proved reserves that is available therefore there were no revision of quantity estimates because no previous determination of estimates exists.

Index To Unaudited Pro Forma Condensed Financial Statement

Unaudited Pro Forma Condensed Statement of Operations for the Year Ended December 31, 2004	I-2

Unaudited Pro Forma Condensed Statement of Operations for the Nine Months Ended September 30, 2004	I-3

Unaudited Pro Forma Condensed Balance Sheet as of September 30, 2004	I-4

Notes to Unaudited Pro Forma Condensed Financial Statements	I-5

Pro Forma Supplemental Oil and Gas Disclosures (Unaudited)	I-8

Petrol Oil and Gas, Inc.

Unaudited Pro Forma Condensed Financial Statements

The following unaudited pro forma condensed financial statements and related notes are presented to show the pro forma effects of the acquisition of oil and gas properties from Savage during the fourth quarter of 2004.

The pro forma condensed statement of operations for the year ended December 31, 2003 and for the period ended September 30, 2004 that follows contains a column entitled "Savage Historical". This column contains only the revenue and direct operating expenses of Savage. During the periods presented, the Savage properties were not accounted for or operated in accordance with generally accepted accounting principles. The Savage entities accounted for their operations without capitalizing many of the costs that related to the full cost method of accounting as followed by Petrol and Savage did not conduct any reserve studies nor calculated an amortization rate per equivalent unit of production. Also excluded are other expenses which includes interest, accretion of retirement obligations, general and administrative expenses and corporate income taxes. These condensed pro forma statements of operations are not indicative of the results of operations of the acquired properties due to the exclusion of the above mentioned expenses.

The pro forma condensed statements of operations are presented to show income from continuing operations as if the Savage transaction occurred as of the beginning of each period presented. The pro forma condensed balance sheet is based on the assumption that the Savage transaction occurred effective September 30, 2004.

Pro forma data are based on assumptions and include adjustments as explained in the notes to the unaudited pro forma condensed financial statements. The pro forma data are not necessarily indicative of the financial results that would have been attained had the Savage transaction occurred on the dates referenced above and should not be viewed as indicative of operations in future periods. The unaudited pro forma condensed financial statements should be read in conjunction with notes thereto, Petrol's Annual Report on Form 10-KSB for the year ended December 31, 2003 (and December 31, 2004) and its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004, and the Statement of Combined Revenues and Direct Operating Expenses included herein.

Petrol Oil and Gas, Inc.

Unaudited Pro Forma Condensed Statement of Operations

For The Year Ended December 31, 2003

	Petrol	Savage	Pro Forma
	Historical	Historical	Adjustments		Pro Forma
Revenues	$ -	$ 6,103,498	$ -		$ 6,103,498

Direct operating costs	-	4,019,280	-		4,019,280
Depreciation, depletion and amortization	-	-	1,245,694	(a)	1,245,694
General & administrative	1,711,428	-	186,000	(b)	2,150,428
			253,000	(g)
Asset retirement obligation accretion	6,200	-	5,342	(f)	11,542
Financing costs, net	16,156	-	600,000	I	616,156
	-	-	414,500	(d)	414,500
	1,733,784	4,019,280	2,704,536		8,457,600

Income (loss) before income taxes	(1,733,784)	2,084,218	(2,704,536)		(2,354,102)

Provision for income tax	-	-	-		-

Net income (loss)	$ (1,733,784)	$ 2,084,218	$ (2,704,536)		$ (2,354,102)

Basic and diluted earnings per common share	$ (0.12)				$ (0.16)

Weighted shares outstanding	14,721,438		50,000	(e)	14,771,438

The accompanying notes to the unaudited pro forma condensed financial statements are an integral part of these statements.

Petrol Oil and Gas, Inc.

Unaudited Pro Forma Condensed Statement of Operations

For Nine Months Ended September 30, 2004

	Petrol	Savage	Pro Forma
	Historical	Historical	Adjustments		Pro Forma
Revenues	$ 44,185	$ 6,694,547	$ -		$ 6,738,732

Direct operating costs	-	4,463,443	-		4,463,443
Depreciation, depletion and amortization	-	-	1,262,888	(a)	1,262,888
General & administrative	2,490,405	-	255,000	(b)	2,935,155
			189,750
Asset retirement obligation accretion	-	-	4,260	(f)	4,260
Financing costs, net	4,007	-	770,900	I	774,907
	2,494,412	4,463,443	2,482,798		9,440,653

Income (loss) before income taxes	(2,450,227)	2,231,104	(2,482,798)		(2,701,921)

Provision for income tax	-	-	-		-

Net income (loss)	$ (2,450,227)	$ 2,231,104	$ (2,482,798)		$ (2,701,921)

Basic and diluted earnings per common share	$ (0.14)				$ (0.16)

Weighted shares outstanding	16,959,057		50,000	(e)	17,009,057

The accompanying notes to the unaudited pro forma condensed financial statements are an integral part of these statements.

Petrol Oil and Gas, Inc.

Unaudited Pro Forma Condensed Balance Sheet

as of September 30, 2004

	Petrol	Pro Forma
	Historical	Adjustments		Pro Forma
Assets
Current assets	$ 6,397,967	$ (1,704,531)	1,2	$ 4,693,436
Net property and equipment	2,868,568	10,000,000	1	12,868,568
Other assets	32,000	66,850	3	98,850
	$ 9,298,535	$ 8,362,319		$ 17,660,854

Liabilities and shareholders' equity
Current liabilities	$ 881,948	$ 198,969	1	$ 1,080,917
Long-term debt	19,163	8,000,000	2	8,019,163
Other non-current liabilities	-	66,850	3	66,850
Shareholders' equity	8,397,424	96,500	2	8,493,924
	$ 9,298,535	$ 8,362,319		$ 17,660,854

The accompanying notes to the unaudited pro forma condensed financial statements are an integral part of these statements.

Petrol Oil and Gas, Inc.

Notes to Unaudited Pro Forma Condensed Financial Statements

Basis of Presentation

The unaudited pro forma statement of operations for the year ended December 31, 2003, is based on the audited financial statements of Petrol for the year ended December 31, 2003, the audited statement of combined revenues and direct operating expenses for the Savage properties for the year ended December 31, 2003 and the adjustments and assumptions described below.

The unaudited pro forma statement of operations for the nine months ended September 30, 2004, and the unaudited pro forma balance sheet as of September 30, 2004, are based on the unaudited financial statements of Petrol as of and for the nine months ended September 30, 2004, the unaudited statement of combined revenues and direct operating expenses for the Savage properties for the nine months ended September 30, 2004, and the adjustments and assumptions described below.

Pro forma adjustments:

The unaudited pro forma statements of operations reflect the following adjustments:

  Record incremental depreciation, depletion and amortization expense, using units of production method, resulting from the purchase of the Savage properties. Also additional depreciation resulting from the other assets, including the pipeline acquired from Savage.

  Record estimated increase in general and administrative expense as a result of the purchase of Savage properties. The actual general and administrative costs of Savage for office salaries and costs, shop costs and fees for gas measurement were recorded as general and administrative costs. Petrol planned to and is using certain personnel previous employed by Savage and the office and shop resources that Savage had.

  Record interest expense associated with the debt of approximately $8 million incurred under the Laurus Funds financing transaction to fund a portion of the purchase price. Applicable interest rates were prime plus 3% with a floor of 7.5%. The floor was used until July 1, 2004 when 8% was used.

  Record the cost and amortization of the fees of the Laurus loan. Fees were $747,000 and there were warrants also issued in the transaction and the value associated with the warrants using the Black-Scholes pricing model was $2,072,000.

  Record the issuance of 50,000 shares of Petrol's stock that was paid as a fee for the Laurus Loan.

  Record asset retirement obligation on properties acquired from Savage.

  Record the amortization of loan fees in connection with the Laurus Funds financing transaction.

The unaudited pro forma balance sheet reflects the following adjustments associated with the Savage acquisition as of September 30, 2004.

  Record the purchase price for Savage properties, net of estimated purchase price adjustments, and assumed liabilities from acquisition. Purchase price adjustments are subject to further review and audit.

  Record the loan from Laurus and transaction costs associated with that loan.

  Record asset retirement obligation and miscellaneous items.

Petrol Oil and Gas, Inc.

Pro Forma Supplemental Oil and Gas Disclosures

(Unaudited)

General.

The estimated net proved oil and gas reserves and the present value of estimated cash flows from those reserves from the properties acquired by Petrol are summarized below. The reserves were estimated by McCune Engineering (McCune) in a report dated July 27, 2004 as of July 1, 2004. The reserve study was paid for by Savage Resources, LLC and was based on information they provided to McCune. The July 1, 2004 reserve study was the only determination of proved reserves that is available therefore there will be no revisions of reserve estimates because no previous determination of estimates exists. Likewise there was no detail of extensions, discoveries and improved recovery for the periods below because there was no basis in which to determine when a discovery or extension was actually made.

McCune determined proved, developed producing reserves by "a) Extrapolation of historical production decline curves or b) By analogy to similar wells in the same reservoir."

There is no information provided for the years ended December 31, 2003 and 2002 for proved undeveloped reserves because there were no reserve studies performed on the properties acquired for those periods.

B. Estimated Oil and Gas Reserve Quantities.

There were no determination of proven reserves at December 31, 2003 and 2002. The only reserve study was done as of July 1, 2004. For the table below, the July 1, 2004 proved reserve total was adjusted for the actual production activity to determine what the proved reserves would have been at December 31, 2003 and 2002 based on the reserve study as of July 1, 2004.

There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and timing of development expenditures. The following reserve data represents estimates only and should not be construed as being exact.

There were no oil reserves. All of the reserves are located in the United States.

Proved developed and undeveloped reserves:

	Gas Reserves MMcf
	Petrol	Savage	Pro Forma
Balance, December 31, 2001	-	6,976.360	6,976.360
Production	-	(434.516)	(434.516)
Purchases of reserves in-place	-	-	-
Extensions, discoveries and improved recovery	-	-	-
Transfers/sales of reserves in place	-	-	-
Revisions of previous estimates	-	-	-
Balance, December 31, 2002	-	6,541.844	6,541.844

Proved developed reserves at December 31, 2002	-	6,541.844	6,541.844

Balance December 31, 2002	-	6,541.844	6,541.844
Production	-	(840.082)	(840.082)
Purchases of reserves in-place	-	-	-
Extensions, discoveries and improved recovery	-	-	-
Transfers/sales of reserves in place	-	-	-
Revisions of previous estimates	-	-	-
Balance December 31, 2003	-	5,701.762	5,701.762

Proved developed reserves at December 31, 2003	-	5,046.926	5,046.926

C. Standardized Measure of Discounted Future Net Cash Flows.

The standardized measure of discounted future net cash flows from the Company's estimated proved gas reserves is provided for the financial statement user as a common base for comparing oil and gas reserves of enterprises in the industry and may not represent the fair market value of the Company's oil and gas reserves or the present value of future cash flows of equivalent reserves due to various uncertainties inherent in making these estimates. Those factors include changes in oil and gas prices from year end prices used in the estimates, unanticipated changes in future production and development costs and other uncertainties in estimating quantities and present values of oil and gas reserves.

The following table presents the standardized measure of discounted future net cash flows from the ownership interest in proved oil and gas reserves as of the end of each of the two years ended December 31, 2003. The standardized measure of future net cash flows as of December 31, 2003 and 2002 are calculated using the Williams/Southern Star Central spot gas price (inside FERC index) as of the end of the year. The prices were $5.68, $4.62 and $2.51, for the years ended December 31, 2004, 2003 and 2002, respectively, per Mcf of gas.

The resulting estimated future cash inflows are reduced by estimated future costs to produce the estimated proved reserves based on actual year-end operating cost levels. Future income taxes are based on year-end statutory rates, adjusted for any operating loss carryforwards and tax credits. The future cash flows are reduced to present value by applying a 10% discount rate.

The standardized measure of estimated discounted future cash flow is not intended to represent the replacement cost or fair market value of the oil and gas properties.

	Year Ended December 31, 2002
	Petrol	Savage	Pro Forma
Future cash inflows	$ -	$ 32,446,000	$ 32,446,000
Future production costs	-	(11,255,000)	(11,255,000)
Future development costs	-	-	-
Future income tax	-	(5,388,000)	(5,388,000)

Future net cash flows	-	15,803,000	15,803,000
Effect of discounting future annual net cash flows at 10%	-	(4,740,000)	(4,740,000)

Discounted future net cash flow	$ -	$ 11,063,000	$ 11,063,000

	Year Ended December 31, 2003
	Petrol	Savage	Pro Forma
Future cash inflows	$ -	$ 29,935,000	$ 29,935,000
Future production costs	-	(9,880,000)	(9,880,000)
Future development costs	-	-	-
Future income tax	-	(5,171,000)	(5,171,000)

Future net cash flows	-	14,884,000	14,884,000
Effect of discounting future annual net cash flows at 10%	-	(3,900,000)	(3,900,000)

Discounted future net cash flow	$ -	$ 10,984,000	$ 10,984,000

D. Changes in Standardized Measure of Discounted Future Net Cash Flows.

The principal changes in the standardized measure of discounted future net cash flows relating to proven oil and gas reserve is as follows:

	Year Ended December 31, 2002
	Petrol	Savage	Pro Forma
Beginning of the year	$ -	$ 3,075,000	$ 3,075,000
Sales, net of production costs	-	(494,000)	(494,000)
Net change in prices and production costs	-	12,951,000	12,951,000
Extensions, discoveries and improved recovery (1)	-	-	-
Change in future development costs (2)	-	-	-
Accretion of discount	-	15,000	15,000
Change in income tax	-	(4,484,000)	(4,484,000)
Revision of quantity estimates (3)	-	-	-

End of year	$ -	$ 11,063,000	$ 11,063,000

	Year Ended December 31, 2003
	Petrol	Savage	Pro Forma
Beginning of the year	$ -	$ 11,063,000	$ 11,063,000
Sales, net of production costs	-	(2,121,000)	(2,121,000)
Net change in prices and production costs	-	2,899,000	2,899,000
Extensions, discoveries and improved recovery (1)	-	-	-
Change in future development costs (2)	-	-	-
Accretion of discount	-	156,000	156,000
Change in income tax	-	(1,013,000)	(1,013,000)
Revision of quantity estimates (3)	-	-	-

End of year	$ -	$ 10,984,000	$ 10,984,000

  There was no change in extensions, discoveries and improved recovery for each of the periods because there was no basis in which to determine when a discovery or extension was actually made so all estimated reserves were in place at the beginning of 2002 with no subsequent adjustments.

  There are no future development costs because the reserves used in the calculation are proved developed reserves only. There was no reserve studies done at December 31, 2001, 2002 and 2003 so there is no reliable estimate of undeveloped proved reserves or development costs that would be expended to develop those reserves.

  The July 1, 2004 reserve study by McCune Engineering was the only determination of proved reserves that is available therefore there were no revision of quantity estimates because no previous determination of estimates exists.

No dealer, salesman or any other person has been authorized to give any information or to make any representation other than those contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of any offer to buy any security other than the shares of common stock offered by this prospectus, nor does it constitute an offer to sell or a solicitation of any offer to buy the shares of a common stock by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances create any implication that information contained in this prospectus is correct as of any time subsequent to the date of this prospectus.

Dealer Prospectus

Delivery Obligation

Until _________, 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

August 25, 2005

PETROL OIL AND GAS, INC.
TABLE OF CONTENTS

Prospectus Summary...

Summary Financial Information...

Glossary...

Risk Factors...

About This Prospectus...

Available Information...

Special Note Regarding Forward-Looking Information...

Use of Proceeds...

Selling Security Holders...

Plan of Distribution...

Legal Proceedings...

Directors, Executive Officers, Promoters and

Control Persons...

Security Ownership of Beneficial Owners and

Management ...

Description of Securities...

Interest of Named Experts and Counsel...

Disclosure of Commission Position on Indemnification for Securities Act Liabilities...

Description of Business...

Management’s Discussion and Analysis of

Financial Condition and Results of Operations...

Description of Property...

Certain Relationships and Related Transactions...

Market for Common Equity and Related

Stockholder Matters...

Executive Compensation...

Changes in and Disagreements with Accountants...

Audited Financial Statements

Independent Auditor’s Report...

Balance Sheets...

Statement of Operations...

Statement of Stockholders’ Equity...

Statement of Cash Flows ...

Notes to Financial Statements...

Unaudited Financial Statements

Condensed Balance Sheet...

Condensed Statement of Operations...

Condensed Statement of Cash Flows...

Notes to Financial Statements...

Audited Statement of Combined Revenues and

Direct Operating Expenses and Pro Forma

Condensed Financial Statements...

Unaudited Pro Forma Condensed Financial

Statements...

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